

HUDSON
PACIFIC
PROPERTIES

2022
ANNUAL
REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____to_____
Commission file number 001-34789 (Hudson Pacific Properties, Inc.)
Commission file number 333-202799-01 (Hudson Pacific Properties, L.P.)

Hudson Pacific Properties, Inc.
Hudson Pacific Properties, L.P.

(Exact name of registrant as specified in its charter)

	Maryland	**27-1430478**
Hudson Pacific Properties, Inc.	(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
	Maryland	**80-0579682**
Hudson Pacific Properties, L.P.	(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

11601 Wilshire Blvd., Ninth Floor, Los Angeles, California 90025
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code (310) 445-5700

Securities registered pursuant to Section 12(b) of the Act:

Registrant	Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Hudson Pacific Properties, Inc.	Common Stock, $0.01 par value	HPP	New York Stock Exchange
Hudson Pacific Properties, Inc.	4.750% Series C Cumulative Redeemable Preferred Stock	HPP Pr C	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Hudson Pacific Properties, Inc. Yes ☒ No ☐ Hudson Pacific Properties, L.P. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Hudson Pacific Properties, Inc. Yes ☐ No ☒ Hudson Pacific Properties, L.P. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Hudson Pacific Properties, Inc. Yes ☒ No ☐ Hudson Pacific Properties, L.P. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Hudson Pacific Properties, Inc. Yes ☒ No ☐ Hudson Pacific Properties, L.P. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Hudson Pacific Properties, Inc.

Large accelerated filer ☒   Accelerated filer ☐

Non-accelerated filer ☐   Smaller reporting company ☐

     Emerging growth company ☐

Hudson Pacific Properties, L.P.

Large accelerated filer ☐   Accelerated filer ☐

Non-accelerated filer ☒   Smaller reporting company ☐

     Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
     Hudson Pacific Properties, Inc. Yes ☐   No ☐ Hudson Pacific Properties, L.P. Yes ☐   No ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).
     Hudson Pacific Properties, Inc. Yes ☐   No ☐ Hudson Pacific Properties, L.P. Yes ☐   No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.)
     Hudson Pacific Properties, Inc. Yes ☐   No ☒ Hudson Pacific Properties, L.P. Yes ☐   No ☒

As of June 30, 2022, the aggregate market value of common stock held by non-affiliates of the registrant (assuming for these purposes, but without conceding, that all executive officers and directors are "affiliates" of the registrant) was $2.07 billion based upon the last sales price on June 30, 2022 for the registrant's Common Stock.

There is no public trading market for the common units of limited partnership interest of Hudson Pacific Properties, L.P. As a result, the aggregate market value of the common units of limited partnership interest held by non-affiliates of Hudson Pacific Properties, L.P. cannot be determined.

The number of shares of common stock of Hudson Pacific Properties, Inc. outstanding at February 3, 2022 was 141,063,390.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the registrant's 2023 Annual Meeting of Stockholders to be held May 25, 2023 are incorporated by reference in Part III of this Annual Report on Form 10-K. The proxy statement will be filed by the registrant with the United States Securities and Exchange Commission, or the SEC, not later than 120 days after the end of the registrant's fiscal year.

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the period ended December 31, 2022 of Hudson Pacific Properties, Inc., a Maryland corporation, and Hudson Pacific Properties, L.P., a Maryland limited partnership. Unless otherwise indicated or unless the context requires otherwise, all references in this report to "we," "us," "our," or "our Company" refer to Hudson Pacific Properties, Inc. together with its consolidated subsidiaries, including Hudson Pacific Properties, L.P. In statements regarding qualification as a real estate investment trust, or REIT, such terms refer solely to Hudson Pacific Properties, Inc. Unless otherwise indicated or unless the context requires otherwise, all references to "our operating partnership" or "the operating partnership" refer to Hudson Pacific Properties, L.P. together with its consolidated subsidiaries.

Hudson Pacific Properties, Inc. is a REIT and the sole general partner of our operating partnership. As of December 31, 2022, Hudson Pacific Properties, Inc. owned approximately 98.2% of the ownership interest in our operating partnership (including unvested restricted units). The remaining approximately 1.8% interest was owned by certain of our executive officers and directors, certain of their affiliates and other outside investors, including unvested operating partnership performance units. As the sole general partner of our operating partnership, Hudson Pacific Properties, Inc. has the full, exclusive and complete responsibility for our operating partnership's day-to-day management and control.

We believe combining the annual reports on Form 10-K of Hudson Pacific Properties, Inc. and the operating partnership into this single report results in the following benefits:

- enhancing investors' understanding of our Company and our operating partnership by enabling investors to view the business as a whole in the same manner as management views and operates the business;
- eliminating duplicative disclosure and providing a more streamlined and readable presentation because a substantial portion of the disclosures apply to both our Company and our operating partnership; and
- creating time and cost efficiencies through the preparation of one combined report instead of two separate reports.

There are a few differences between our Company and our operating partnership, which are reflected in the disclosures in this report. We believe it is important to understand the differences between our Company and our operating partnership in the context of how we operate as an interrelated, consolidated company. Hudson Pacific Properties, Inc. is a REIT, the only material assets of which are the units of partnership interest in our operating partnership. As a result, Hudson Pacific Properties, Inc. does not conduct business itself, other than acting as the sole general partner of our operating partnership, issuing equity from time to time and guaranteeing certain debt of our operating partnership. Hudson Pacific Properties, Inc. itself does not issue any indebtedness but guarantees some of the debt of our operating partnership. Our operating partnership, which is structured as a partnership with no publicly traded equity, holds substantially all of the assets of our Company and conducts substantially all of our business. Except for net proceeds from equity issuances by Hudson Pacific Properties, Inc., which are generally contributed to our operating partnership in exchange for units of partnership interest in our operating partnership, our operating partnership generates the capital required by our Company's business through its operations, its incurrence of indebtedness or through the issuance of units of partnership interest in our operating partnership.

Non-controlling interest, stockholders' equity and partners' capital are the main areas of difference between the consolidated financial statements of our Company and those of our operating partnership. The common units in our operating partnership are accounted for as partners' capital in our operating partnership's consolidated financial statements and, to the extent not held by our Company, as a non-controlling interest in our Company's consolidated financial statements. The differences between stockholders' equity, partners' capital and non-controlling interest result from the differences in the equity issued by our Company and our operating partnership.

To help investors understand the significant differences between our Company and our operating partnership, this report presents the consolidated financial statements separately for our Company and our operating partnership. All other sections of this report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk," are presented together for our Company and our operating partnership.

In order to establish that the Chief Executive Officer and the Chief Financial Officer of each entity have made the requisite certifications and that our Company and our operating partnership are compliant with Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934, or the Exchange Act and 18 U.S.C. §1350, this report also includes separate Part II, Item 9A "Controls and Procedures" sections and separate Exhibit 31 and 32 certifications for each of Hudson Pacific Properties, Inc. and our operating partnership.

HUDSON PACIFIC PROPERTIES, INC. AND HUDSON PACIFIC PROPERTIES, L.P.
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

Forward-looking Statements

     Certain written and oral statements made or incorporated by reference from time to time by us or our representatives in this Annual Report on Form 10-K, other filings or reports filed with the SEC, press releases, conferences, or otherwise, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended, or the Securities Act, as amended, and Section 21E of the Exchange Act). In particular, statements relating to our liquidity and capital resources, portfolio performance and results of operations contain forward-looking statements. Furthermore, all of the statements regarding future financial performance (including anticipated funds from operations, or FFO, market conditions and demographics) are forward-looking statements. We are including this cautionary statement to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any such forward-looking statements. We caution investors that any forward-looking statements presented in this Annual Report on Form 10-K, or that management may make orally or in writing from time to time, are based on management's beliefs and assumptions made by, and information currently available to, management. When used, the words "anticipate," "believe," "expect," "intend," "may," "might," "plan," "estimate," "project," "should," "will," "result" and similar expressions that do not relate solely to historical matters are intended to identify forward-looking statements. Such statements are subject to risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We expressly disclaim any responsibility to update forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, investors should use caution in relying on past forward-looking statements, which were based on results and trends at the time they were made, to anticipate future results or trends.

     Some of the risks and uncertainties that may cause our actual results, performance, liquidity or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

- adverse economic or real estate developments in our target markets;
- general economic conditions;
- defaults on, early terminations of or non-renewal of leases by tenants;
- fluctuations in interest rates and increased operating costs;
- our failure to obtain necessary outside financing or maintain an investment grade rating;
- our failure to generate sufficient cash flows to service our outstanding indebtedness and maintain dividend payments;
- lack or insufficient amounts of insurance;
- decreased rental rates or increased vacancy rates;
- difficulties in identifying properties to acquire and completing acquisitions;
- our failure to successfully operate acquired properties and operations;
- our failure to maintain our status as a REIT;
- the loss of key personnel;
- environmental uncertainties and risks related to adverse weather conditions and natural disasters;
- financial market and foreign currency fluctuations;
- risks related to acquisitions generally, including the diversion of management's attention from ongoing business operations and the impact on customers, tenants, lenders, operating results and business;
- the inability to successfully integrate acquired properties, realize the anticipated benefits of acquisitions or capitalize on value creation opportunities;
- changes in the tax laws and uncertainty as to how those changes may be applied;
- changes in real estate and zoning laws and increases in real property tax rates; and
- other factors affecting the real estate industry generally.

     Set forth below are some (but not all) of the factors that could adversely affect our business and financial performance. Moreover, we operate in a highly competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Risk Factors Summary

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business and financial performance. These risks are discussed more fully below and include, but are not limited to, the following:

- **Risks Related to Our Properties and Our Business**

  - Our properties are located in Northern and Southern California, the Pacific Northwest, Western Canada and Greater London, United Kingdom, and we are susceptible to adverse economic conditions, local regulations and natural disasters affecting those markets.
  - We derive a significant portion of our rental revenue from tenants in the technology and media and entertainment industries, which makes us particularly susceptible to demand for rental space in those industries.
  - We may be unable to identify and complete acquisitions of properties that meet our criteria, dispose of such assets, yield the returns we expect or to successfully and profitably operate our properties.
  - Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all, and our existing debt may restrict our ability to engage in some business activities.
  - Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.
  - We face considerable competition, depend on significant tenants, may be unable to renew leases, lease vacant space or may be unable to obtain our asking rents, which could each have an adverse effect on our financial condition, results of operations, cash flow and the per share trading price of our securities.
  - Some of our properties are subject to ground leases, the termination or expiration of which could cause us to lose our interest in, and the right to receive rental income from, such properties.
  - Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers' financial condition and disputes between us and our co-venturers.
  - If we fail to maintain an effective system of integrated internal controls, we may not be able to accurately report our financial results.

- **Risks Related to the Real Estate Industry**

  - Our performance and value are subject to risks associated with real estate assets and the real estate industry, as well as property development and redevelopment.
  - The illiquidity of real estate investments could significantly impede our ability to respond to adverse changes and harm our financial condition.
  - We may incur significant costs related to compliance with government laws, regulations and covenants that are applicable to our properties, including environmental regulations.
  - Our properties may contain or develop harmful mold or suffer from other air quality issues, which could lead to liability for adverse health effects and costs of remediation.

- **Risks Related to Our Organizational Structure**

  - The series A preferred units that were issued to some contributors in connection with our IPO in exchange for the contribution of their properties have certain preferences, which could limit our ability to pay dividends or other distributions to the holders of our securities or engage in certain business combinations, recapitalizations or other fundamental changes.
  - Our common stock is ranked junior to our series C preferred stock.
  - Conflicts of interest exist or could arise in the future between the interests of our stockholders and the interests of holders of units in our operating partnership.
  - Our charter and bylaws, the partnership agreement of our operating partnership and Maryland law contain provisions that may delay, defer or prevent a change of control transaction, even if such a change in control may be in our stockholders' interest, and as a result may depress the market price of our securities.
  - Our board of directors may change our investment and financing policies without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.
  - Our rights and the rights of our stockholders to take action against our directors and officers are limited.
  - We are a holding company with no direct operations and, as such, we rely on funds received from our operating partnership to pay liabilities, and the interests of our stockholders are structurally subordinated to all liabilities and obligations of our operating partnership and its subsidiaries.

- **Risks Related to Our Status as a REIT**

  - Failure to qualify as a REIT would have significant adverse consequences to us and the value of our stock.
  - If our operating partnership were to fail to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.
  - The tax imposed on REITs engaging in "prohibited transactions" may limit our ability to engage in transactions that would be treated as sales for federal income tax purposes.
  - Our ownership of taxable REIT subsidiaries is subject to certain restrictions, and we will be required to pay a 100% penalty tax on certain income or deductions if our transactions with our taxable REIT subsidiaries are not conducted on arm's length terms.
  - To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions.
  - Complying with REIT requirements may affect our profitability and may force us to liquidate or forgo otherwise attractive investments.
  - Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.
  - The power of our board of directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders and unitholders.
  - Legislative or other actions affecting REITs could have a negative effect on our investors and us.

- **Risks Related to General and Global Factors**

  - Our business and results of operations and financial condition may be materially or adversely impacted by the outbreak of a pandemic.
  - Adverse economic and geopolitical conditions and dislocations in the credit markets, as well as social, political, and economic instability, unrest, and other circumstances beyond our control could have a material adverse effect on our financial condition, results of operations, cash flow and per share trading price of our securities.
  - Potential losses, including from adverse weather conditions, natural disasters and title claims, may not be covered by insurance.
  - Transition to an alternative reference rate due to the cessation of the London Inter-bank Offered Rate ("LIBOR") may adversely affect our required debt payments and the value of our related debt and derivative financial instruments.
  - We may become subject to litigation, which could have an adverse effect on our financial condition, results of operations, cash flow and the per share trading price of our securities.
  - We face risks associated with security breaches through cyber attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology ("IT") networks and related systems.
  - Future terrorist activity or engagement in war by the United States may have an adverse effect on our financial condition and operating results.

ITEM 1.   Business

Company Overview

We are a unique, vertically integrated real estate investment trust ("REIT") offering end-to-end real estate solutions for dynamic tenants in the synergistic, converging and secular growth industries of tech and media. We acquire, reposition, develop and operate sustainable high-quality office and state-of-the-art studio properties in high-barrier-to-entry submarkets in California, the Pacific Northwest, Western Canada and Greater London, United Kingdom. We invest across the risk-return spectrum, favoring opportunities that allow us to leverage leasing, capital investment and management expertise along with deep strategic relationships to create incremental stakeholder value.

As of December 31, 2022, our portfolio included:
- Office properties comprising approximately 15.9 million square feet;
- Studio properties comprising approximately 35 stages and 1.5 million square feet of sound stages and production-supporting office and other facilities;
- Land properties comprising approximately 3.6 million square feet of undeveloped density rights for future office, studio and residential space; and
- Production services assets, comprising approximately 1,622 vehicles, lighting and grip, production supplies and other equipment and the lease rights to an additional 27 sound stages.

This Annual Report on Form 10-K includes financial measures that are not in accordance with generally accepted accounting principles in the United States ("GAAP"), which are accompanied by what the Company considers the most directly comparable financial measures calculated and presented in accordance with GAAP. The Company presents the "Company's share" of certain of these measures, which are non-GAAP financial measures that are calculated as the consolidated amount calculated in accordance with GAAP, plus the Company's share of the amount from the Company's unconsolidated joint ventures (calculated based upon the Company's percentage ownership interest), minus the Company's partners' share of the amount from the Company's consolidated joint ventures (calculated based upon the partners' percentage ownership interests). Management believes that presenting the "Company's share" of these measures provides useful information to investors regarding the Company's financial condition and/or results of operations because the Company has several significant joint ventures, and in some cases the Company exercises significant influence over, but does not control, the joint venture, in which case GAAP requires that the Company account for the joint venture entity using the equity method of accounting and the Company does not consolidate it for financial reporting purposes. In other cases, GAAP requires that the Company consolidate the joint venture even though the Company's partner(s) owns a significant percentage interest. As a result, management believes that presenting the Company's share of various financial measures in this manner can help investors better understand the Company's financial condition and/or results of operations after taking into account its true economic interest in these joint ventures.

Business and Growth Strategies

We invest in Class-A office and studio properties located in high barrier-to-entry, innovation-centric submarkets with significant growth potential. Our world-class sustainable office and studio properties within these submarkets allow us to attract and retain quality companies as tenants, many in the increasingly synergistic technology and media and entertainment sectors. The purchase of properties with a value-add component, typically sourced through off-market transactions, also facilitates our long-term growth. These types of assets afford us the opportunity to capture embedded rent growth and occupancy upside, as we strategically invest capital to reposition and redevelop assets to generate additional cash flow. We take a measured approach to ground-up development, with most under-construction, planned or potential projects located on ancillary sites that are part of existing operating assets. We also acquire and operate leading production services companies to further expand the service offerings for our studio platform and our geographic reach to other studios and on-location filming. Management expertise and valuable strategic relationships across disciplines support execution at all levels of our operations. Specifically, aggressive leasing and proactive asset management, combined with a focus on maintaining a conservative balance sheet, are central to our strategy.

Our Competitive Position

We believe the following competitive strengths distinguish us and support our efforts to capitalize on opportunities to drive growth and profitability.

- *Experienced Management Team with a Proven Track Record of Acquiring and Operating Assets and Managing a Public Office REIT.* Our senior management team has an average of over 25 years of experience in the commercial real estate and private equity industries, with a focus on acquiring, repositioning, developing and operating sustainable high-quality office and state-of-the-art studio properties and related businesses in high-barier-to-entry submarkets.

- *Local and Regional Expertise.* We are primarily focused on acquiring and managing office and studio properties in high-barier-to-entry markets, where our senior management has significant expertise and relationships. Our markets are supply-constrained because of the scarcity of available land, high construction costs and restrictive entitlement processes. We believe our experience, in-depth market knowledge and meaningful industry relationships with brokers, tenants, landlords, lenders and other market participants enhance our ability to selectively identify and capitalize on attractive acquisition opportunities.

- *Long-Standing Relationships Provide Access to an Extensive Pipeline of Investment and Leasing Opportunities.* We have an extensive network of long-standing relationships with real estate developers, individual and institutional real estate owners, international and regional lenders, brokers, tenants and other participants in our markets. These relationships provide us with access to attractive acquisition opportunities, including opportunities with limited or no prior marketing by sellers. Additionally, we focus on establishing strong relationships with our tenants to understand their long-term business needs, which we believe enhances our ability to retain quality tenants, facilitates our leasing efforts and maximizes cash flows from our properties and operating companies.

- *Full-Service, Vertically Integrated Platform.* Our diverse in-house capabilities enable us to maximize value for our stakeholders at every stage of ownership, from initial acquisition through construction, leasing, operations and ultimately the potential sale. Our diverse, full-service capabilities strengthen our exposure to quality, innovative office and studio tenants and production services users within the secular and increasingly synergistic technology and media and entertainment industries. We are well-positioned to capture the resulting multiple revenue streams derived from real estate and related services, contributing to our ongoing efforts to drive cash flow growth over the long-term.

- ***Growth-Oriented, Flexible and Conservative Capital Structure.*** We have remained well-capitalized with excellent capital access, which we believe provides us with a competitive advantage over our private and public competitors. Available cash on hand and our unsecured credit facility give us significant capital to pursue acquisitions and execute our business plan while maintaining a flexible and prudent capital structure.

  As of December 31, 2022, we had total borrowing capacity of approximately $1.0 billion under our unsecured revolving credit facility, $385.0 million of which had been drawn, and we have the ability to draw up to $414.6 million under our construction loan secured by our One Westside and 10850 Pico properties, $316.6 million of which had been drawn. As of December 31, 2022, we also had total borrowing capacity of $100.6 million under the construction loan secured by our Sunset Glenoaks development (unconsolidated joint venture), $41.3 million of which had been drawn.

Competition

We compete with a number of developers, owners and operators of office and commercial real estate, many of which own properties similar to ours in the same markets in which our properties are located and some of which have greater financial resources than we do. In operating and managing our portfolio, we compete for tenants based on a number of factors, including location, rental rates, security, flexibility and expertise to design space to meet prospective tenants' needs and the manner in which our properties are operated, maintained and marketed. As leases at our properties expire, we may encounter significant competition to renew or re-let space in light of competing properties within the markets in which we operate. As a result, we may be required to provide rent concessions or abatements, incur charges for tenant improvements and other inducements, including early termination rights or below-market renewal options, or we may not be able to timely lease vacant space. In that case, our financial condition, results of operations and cash flows may be adversely affected.

We also face competition when pursuing acquisition and disposition opportunities. Our competitors may be able to pay higher property acquisition prices, may have private access to acquisition opportunities not available to us and may otherwise be in a better position to acquire a property. Competition may also increase the price required to consummate an acquisition opportunity and generally reduce the demand for commercial office space in our markets. Likewise, competition with sellers of similar properties to locate suitable purchasers may result in us receiving lower proceeds from a sale or in us not being able to dispose of a property at a time of our choosing due to the lack of an acceptable return.

For further discussion of the potential impact of competitive conditions on our business, see Item 1A "Risk Factors."

Segment and Geographic Financial Information

We report our results of operations through two reportable segments: (i) office properties and related operations and (ii) studio properties and related operations. For information about our segments, refer to Part IV, Item 15(a) "Financial Statement Schedules—Note 17 to the Consolidated Financial Statements—Segment Reporting."

Our portfolio of owned real estate is concentrated in California, the Pacific Northwest, Western Canada and Greater London, United Kingdom. For further detail regarding our geographic financial information, refer to Item 2 "Properties."

Principal Executive Offices

Our principal executive offices are located at 11601 Wilshire Blvd., Ninth Floor, Los Angeles, California 90025 and our telephone number is (310) 445-5700. We believe that our current facilities are adequate for our present operations.

Regulation

General

Our properties are subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements. We believe that each of the properties in our portfolio have the necessary permits and approvals to operate its business.

Americans with Disabilities Act

Our properties located in the United States must comply with Title III of the Americans with Disabilities Act ("ADA") to the extent that such properties are "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We have developed and undertaken continuous capital improvement programs at various properties, some of which have included ADA-related modifications. As capital improvement programs progress, certain ADA upgrades will continue to be integrated into the planned improvements, specifically at the studio properties where we are able to utilize in-house construction crews to minimize costs for required ADA-related improvements. However, some of our properties may currently be in noncompliance with the ADA. Such noncompliance could result in the incurrence of additional costs to attain compliance, the imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Environmental Matters

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under, or migrating from such property, including costs to investigate and clean up such contamination and liability for natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines, or other costs could exceed the value of the property and/or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and/or personal or property damage or materially adversely affect our ability to sell, lease or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which the property may be used or businesses may be operated, and these restrictions may require substantial expenditures.

Some of our properties contain, have contained, or are adjacent to or near other properties that have contained or currently contain storage tanks for the storage of petroleum products or other hazardous or toxic substances. Similarly, some of our properties were used in the past for commercial or industrial purposes, or are currently used for commercial purposes, that involve or involved the use of petroleum products or other hazardous or toxic substances, or are adjacent to or near properties that have been or are used for similar commercial or industrial purposes. As a result, some of our properties have been or may be impacted by contamination arising from the release of such hazardous substances or petroleum products. Where we have deemed appropriate, we have taken steps to address identified contamination or mitigate risks associated with such contamination; however, we are unable to ensure that further actions will not be necessary. As a result of the foregoing, we could potentially incur material liabilities.

Independent environmental consultants have conducted Phase I Environmental Site Assessments at all of our properties located in the United States using the American Society for Testing and Materials ("ASTM") Practice E 1527-05. A Phase I Environmental Site Assessment is a report prepared for real estate holdings that identifies potential or existing environmental contamination liabilities. Site assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. These assessments do not generally include soil samplings, subsurface investigations or asbestos or lead surveys. None of the recent site assessments identified any known past or present contamination that we believe would have a material adverse effect on our business, assets or operations. However, the assessments are limited in scope and may have failed to identify all environmental conditions or concerns. A prior owner or operator of a property or historic operations at our properties may have created a material environmental condition that is not known to us or the independent consultants preparing the site assessments. Material environmental conditions may have arisen after the review was completed or may arise in the future, and future laws, ordinances or regulations may impose material additional environmental liability.

Environmental laws also govern the presence, maintenance and removal of asbestos-containing building materials ("ACBM") or lead-based paint ("LBP") and may impose fines and penalties for failure to comply with these requirements or expose us to third party liability (e.g., liability for personal injury associated with exposure to asbestos). Such laws require that owners or operators of buildings containing ACBM and LBP (and employers in such buildings) properly manage and maintain the asbestos and lead, adequately notify or train those who may come into contact with asbestos or lead, and undertake special precautions, including removal or other abatement, if asbestos or lead would be disturbed during renovation or demolition of a building. Some of our properties contain ACBM and/or LBP and we could be liable for such damages, fines or penalties.

In addition, the properties in our portfolio also are subject to various federal, state and local environmental and health and safety requirements, such as state and local fire requirements. Moreover, some of our tenants routinely handle and use hazardous or regulated substances and waste as part of their operations at our properties, which are subject to regulation. Such environmental and health and safety laws and regulations could subject us or our tenants to liability resulting from these activities. Environmental liabilities could affect a tenant's ability to make rental payments to us. In addition, changes in laws could increase the potential liability for noncompliance. We sometimes require our tenants to comply with environmental and health and safety laws and regulations and to indemnify us for any related liabilities. But in the event of the bankruptcy or inability of any of our tenants to satisfy such obligations, we may be required to satisfy such obligations. In addition, we may be held directly liable for any such damages or claims regardless of whether we knew of, or were responsible for, the presence or disposal of hazardous or toxic substances or waste and irrespective of tenant lease provisions. The costs associated with such liability could be substantial and could have a material adverse effect on us.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties.

Environmental, Social and Governance ("ESG")

ESG Commitment

Our ESG platform, *Better Blueprint^{TM}*, is informed by decades of experience and what we believe to be best practices across every aspect of real estate. *Better Blueprint^{TM}* brings to life our vision of vibrant, thriving urban spaces and places built for the long term. Its principles and objectives provide a common thread that authentically guides our work and relations with tenants, employees, investors and partners. Through this program, we aim to foster the growth of sustainable, healthy and equitable cities— vibrant cities, today and in the future.

Sustainable: Minimizing our Footprint

We are committed to leadership in sustainability—whether designing a new property, reimagining a dated building, or managing our existing real estate portfolio and production services businesses. Addressing climate change is the number one focus of our sustainability program, and in 2020, we were one of the first major North American landlords to achieve carbon neutrality across all real estate operations. Our science-based target commits us to go further by reducing absolute Scope 1 and 2 greenhouse gas ("GHG") emissions by 50% by 2030, from a 2018 baseline, excluding financial instruments like unbundled renewable energy credits and carbon offsets. We are already more than halfway toward this target and plan to reach it by 2030, if not earlier, by continuing to lean into our sustainable technology innovation pipeline and clean energy procurement strategy. We also are committed to reducing our Scope 3 GHG emissions by minimizing embodied carbon in our development and construction projects and transitioning our production services fleet to zero-emission vehicles. More about our bold sustainability goals can be found in Hudson Pacific's Corporate Responsibility Report.

Our 2022 achievements include:

- 100% carbon neutral operations across our entire real estate operating portfolio;
- 100% renewable electricity across our entire real estate operating portfolio;
- 100% of our in-service office portfolio has recycling services and 74% has composting services;
- 90% of our in-service office portfolio is LEED certified and 72% is ENERGY STAR certified;
- *Better Blueprint^{TM}* Action Plans at all operating properties; and
- Sustainable Design Vision for all redevelopments and major repositionings.

Healthy: Healthy Buildings, Healthy Lives

We aim to set our properties apart by providing safe environments that promote wellness and resilience for our employees, customers and neighbors. Health and safety is a top priority for the Company, and our Fitwel Viral Response Module certified response to the COVID-19 pandemic included hundreds of capital improvements, thousands of new MERV-13+ air filters, and implementation of a mobile tenant app at most multi-tenant office properties. We are also deeply committed to advancing wellness and well-being, as we know that the quality of our indoor environment can have a huge impact on both our physical and mental health. We consistently deliver state-of-the-art buildings with functional outdoor space, fitness amenities, natural light, healthy food and other wellness-oriented features. We offer in-person and virtual wellness programming at most properties, and we have a goal to achieve Fitwel certification for at least 50% of our in-service office portfolio by 2025.

Our 2022 achievements include:

- 100% of operating office and studio properties use MERV-13+ filters, among other COVID-safe procedures;
- 100% of multi-tenant office properties have a mobile app that regularly promotes health and wellness through virtual fitness classes, mindfulness training, cooking sessions and more;
- 97% of our in-service office portfolio is served by bike storage and 80% has showers and/or lockers
- 91% of our in-service portfolio has functional outdoor space and 63% has on-site fitness amenities;
- 73% of our in-service office portfolio is serviced by a mobile app that regularly promotes health and wellness through virtual fitness classes, mindfulness training, cooking sessions, and more; and
- 40% of our in-service office portfolio is Fitwel certified.

Equitable: Vibrant, Thriving Cities for All

We seek to create and cultivate communities that champion diversity, equity and inclusion ("DEI") and afford opportunity for everyone to succeed. This commitment starts with our own employees—we value our diverse employee base, and we have multiple systems and policies in place to celebrate different perspectives, promote an inclusive corporate culture, and advance equity across recruiting, hiring and human capital development processes. We also aim to advance equity externally in our industry and in our local communities. We support key groups aiming to diversify the real estate and production services talent pipeline and advocate for change at the highest levels. Our supplier diversity program includes a company-wide process to track the diversity status of new vendors and a commitment to increase the use of diverse and/or local contractors on-site at all redevelopments to 15% by 2025. We donate at least 1% of net earnings to charitable causes annually and have an active employee volunteering program to ensure we give back to our communities.

Our 2022 achievements include:

- 100% of employees at operating office and studio properties received training on subjects such as health and safety, leadership development, corporate operations and/or new employee onboarding;
- Launch of a global DEI strategy for our own employees (as discussed below);
- New partnership with Ghetto Film School to help traditionally under-represented youth enter the production business;
- Continued progress against our five-year commitment to invest $20 million in innovative homelessness and housing solutions in our core markets;
- Over $1.3 million in charitable giving, with a focus on organizations addressing homelessness, DEI and health and wellness in our core markets; and
- Active employee volunteering program and robust Matching Gift benefit.

Human Capital

Hiring

In alignment with our Company values, we believe our people are our greatest asset and we embrace a recruitment process that strives to attract top-tier, diverse talent. Through a series of behavioral-based interviews, Company recruiters assess candidates for skills, competencies and cultural fit. The hiring team comprises a recruiter, hiring manager and other peers or stakeholders to ensure a collaborative process.

Diversity, Equity and Inclusion

We value employees at all levels of the organization and provide ample opportunities for growth, while striving to foster and celebrate diversity in all its forms including gender, age, ethnicity and cultural background. We take pride in the fact that our employee population across our operating office and studio portfolio reflects a balanced gender representation as well as a broad cross-section of racial and ethnic backgrounds. We have a comprehensive and robust DEI program for employees at all levels, which includes initiatives such as:

- An ongoing series of intensive, cohort-based DEI training modules for employees.
- Five Employee Resource Groups each designed to connect employees with similar backgrounds and shared experiences while fostering partnership with the Company on diversity and inclusion efforts, sharing best practices and ensuring support for each other across our communities.
- A thoughtfully curated DEI Library filled with educational resources to increase employee awareness and knowledge of important diversity and inclusion concepts and further develop their skills to help make meaningful change.

Training and Development

Upon joining the Company, our employees attend a comprehensive orientation program that is a fun, interactive opportunity for new hires to learn more about the Company, our business strategy, core values and leadership philosophy. Senior executives speak candidly about the Company and their roles.

In addition to traditional employee development programs (e.g., annual performance reviews and role-specific training programs), we offer individualized curriculums through an online platform at no cost to the employees, interactive leadership development programs for junior and mid-career/senior team members and off-site team retreats that foster team-building and skills training. The Company regularly honors top performers, and generous Company policies encourage work/life balance through paid time off, subsidized gym memberships, fitness programs, events and healthy dining options.

Compensation and Benefits

We are a pay-for-performance organization, which means that compensation decisions are made based on individual, team/department, and overall Company performance. This includes consideration of an individual's contributions and accomplishments as well as how these were achieved (values, skills, and competencies). The objective is to emphasize corporate goals and individual contributions to the achievement of those goals for the year.

We award merit salary increases as recognition for the past year's performance, sustained contributions, and/or the demonstration of newly acquired skills. Discretionary bonuses are designed to reward employees for fulfilling their responsibilities, delivering superior results, and making significant contributions. Discretionary performance bonus amounts are based on job level and dependent on the nature and significance of the employee's contribution and accomplishment.

We offer competitive compensation and benefits, including, but not limited to, retirement savings plans and medical, dental, and vision coverage. We offer multiple flexible spending accounts and an employee referral bonus program. We have generous policies to encourage work/life balance, including paid holiday, vacation, and sick time as well as an employee assistance program that offers confidential assistance 24 hours a day, 365 days a year to assist with personal and work-related problems.

Collective Bargaining Arrangements

At December 31, 2022, we had 885 employees, of which 71 were subject to collective bargaining agreements in our production services/operating companies. We believe that relations with our employees are good.

Available Information

On the Investors section of our Company's Website (*investors.hudsonpacificproperties.com*) we post the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"): our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. All such filings are available to be viewed on our Investors page on our Website free of charge. Also available on our Investors page, free of charge, are our corporate governance guidelines, the charters of the nominating and corporate governance, audit and compensation committees of our board of directors and our Code of Business Conduct and Ethics (which applies to all directors and employees, including our Principal Executive Officer and Principal Financial Officer). We intend to use our Website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Such disclosures will be included on our Website in the "SEC Filings" page. Accordingly, investors should monitor such portions of our Website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on or hyperlinked from our Website is not incorporated by reference into, and should not be considered part of, this Annual Report on Form 10-K or our other filings with the SEC. A copy of this Annual Report on Form 10-K is available without charge upon written request to: Investor Relations, Hudson Pacific Properties, Inc., 11601 Wilshire Blvd., Ninth Floor, Los Angeles, California 90025.

ITEM 1A. Risk Factors

Overview

The following section sets forth material factors that may adversely affect our business and financial performance. The following factors, as well as the factors discussed in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors That May Influence Our Operating Results" and other information contained in this Annual Report on Form 10-K, should be considered in evaluating us and our business.

Risks Related to Our Properties and Our Business

Our properties are located in Northern and Southern California, the Pacific Northwest, Western Canada and Greater London, United Kingdom, and we are susceptible to adverse economic conditions, local regulations and natural disasters affecting those markets.

Our properties are located in Northern and Southern California, the Pacific Northwest, Western Canada and Greater London, United Kingdom, which exposes us to greater economic risks than if we owned a more geographically dispersed portfolio. Further, our properties are concentrated in certain areas, including Los Angeles, San Francisco, Silicon Valley, Seattle, Vancouver and Greater London, exposing us to risks associated with those specific areas. We are susceptible to adverse developments in the economic and regulatory environments of Northern and Southern California, the Pacific Northwest, Western Canada and the United Kingdom (such as business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes, costs of complying with governmental regulations or increased regulation), as well as to natural disasters that occur in our markets (such as earthquakes, windstorms, landslides, droughts, fires and other events). In addition, the State of California has had historical periods of budgetary constraints and is regarded as more litigious and more highly regulated and taxed than many other states, all of which may reduce demand for office space in California. Any adverse developments in the economy or real estate market in Northern and Southern California, the Pacific Northwest, Western Canada or Greater London, United Kingdom, or any decrease in demand for office space resulting from the California regulatory or business environment, could adversely impact our financial condition, results of operations, cash flow and the per share trading price of our securities.

We are required to pay property taxes on our properties. These taxes could increase as property tax rates increase or as properties are reassessed by the taxing authorities. For example, under the existing California law commonly referred to as Proposition 13, property tax reassessments generally occur as a result of a "change of ownership" of a property. Because the property tax authorities may take extensive time to determine if there has a been a "change of ownership" or the actual reassessed value of the property, the potential reassessment may not be determined until a period after the transaction has occurred. From time to time, including recently, lawmakers and voters have initiated efforts to repeal or amend Proposition 13, which, if successful, would increase the assessed value or tax rates for our properties in California. Additionally, there is similar legislation being proposed in other state and local jurisdictions in which our properties are located. An increase in the assessed value of our properties, property tax rates, or potential other new taxes could adversely affect our financial condition, cash flows and our ability to pay dividends to our stockholders.

We derive a significant portion of our rental revenue from tenants in the technology and media and entertainment industries, which makes us particularly susceptible to demand for rental space in those industries.

A significant portion of our rental revenue is derived from tenants in the technology and media and entertainment industries. Consequently, we are susceptible to adverse developments affecting the demand by tenants in these industries for office, production and support space in Northern and Southern California, the Pacific Northwest, Western Canada and Greater London, United Kingdom and, more particularly, in Hollywood and the South of Market area of the San Francisco submarket. As we continue our development and potential acquisition activities in markets populated by knowledge-and creative-based tenants in the technology and media and entertainment industries, our tenant mix could become more concentrated, further exposing us to risks in those industries, including layoffs. Any adverse development in the technology and media and entertainment industries could adversely affect our financial condition, results of operations, cash flow and the per share trading price of our securities.

We may be unable to identify and complete acquisitions of properties that meet our criteria, which may impede our growth.

Our business strategy includes the acquisition of underperforming office properties. These activities require us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategies. We continue to evaluate the market of available properties and may attempt to acquire properties when strategic opportunities exist.

However, we may be unable to acquire any of the properties that we may identify as potential acquisition opportunities in the future. Our ability to acquire properties on favorable terms, or at all, may be exposed to the following significant risks:

- potential inability to acquire a desired property because of competition from other real estate investors with significant capital, including other publicly traded REITs, private equity investors and institutional investment funds, which may be able to accept more risk than we can prudently manage, including risks with respect to the geographic proximity of investments and the payment of higher acquisition prices;
- we may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including ones that we are subsequently unable to complete;
- even if we enter into agreements for the acquisition of properties, these agreements are typically subject to customary conditions to closing, including the satisfactory completion of our due diligence investigations; and
- we may be unable to finance the acquisition on favorable terms or at all.

If we are unable to finance property acquisitions or acquire properties on favorable terms, or at all, our financial condition, results of operations, cash flow and the per share trading price of our securities could be adversely affected. In addition, failure to identify or complete acquisitions of suitable properties could slow our growth.

Our future acquisitions may not yield the returns we expect.

Our future acquisitions and our ability to successfully operate the properties we acquire in such acquisitions may be exposed to the following significant risks:

- even if we are able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price;
- we may acquire properties that are not accretive to our results upon acquisition, and we may not successfully manage and lease those properties to meet our expectations;
- our cash flow may be insufficient to meet our required principal and interest payments;
- we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations;
- market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and
- we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties, liabilities incurred in the ordinary course of business and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

In addition, we may acquire certain businesses that are complementary to our property portfolio. Integrating acquired businesses can be a complex, costly and time-consuming process and our business may be negatively impacted following any acquisition if we are unable to effectively manage our expanded operations. The integration process may require significant time and focus from our management team and may divert attention from the day-to-day operations of our existing business. If we cannot operate acquired properties or businesses to meet our financial expectations, our financial condition, results of operations, cash flow and the per share trading price of our securities could be adversely affected.

We may acquire properties or portfolios of properties through tax deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.

In the future we may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in our operating partnership, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors' ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time, or on terms, that would be favorable absent such restrictions.

Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all.

In order to maintain our qualification as a REIT, we are required to meet various requirements under the Internal Revenue Code of 1986, as amended, or the Code, including that we distribute annually at least 90% of our REIT taxable income, excluding any net capital gain. In addition, we will be subject to federal corporate income tax to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we intend to rely on third-party sources to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all. Any additional debt we incur will increase our leverage and likelihood of default. Our access to third-party sources of capital depends, in part, on:

- general market conditions;
- the market's perception of our growth potential;
- our current debt levels;
- our current and expected future earnings;
- our cash flow and cash distributions; and
- the market price per share of our common stock.

The credit markets can experience significant disruptions. If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

Failure to hedge effectively against interest rate changes may adversely affect our financial condition, results of operations, cash flow, cash available for distribution, including cash available for payment of dividends on and the per share trading price of our securities.

As of December 31, 2022, we had $1.9 billion in variable rate debt. In addition, we may incur additional variable rate debt in the future. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve Board. If the Federal Reserve Board increases the federal funds rate, overall interest rates will likely rise. Interest rate increases would increase the interest costs on our unhedged variable rate debt, which could adversely affect our cash flow and our ability to pay principal and interest on our debt and our ability to make distributions to our stockholders. Further, rising interest rates could limit our ability to refinance existing debt when it matures. We seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements that involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements, and that these arrangements may not be effective in reducing our exposure to interest rate changes. Failure to hedge effectively against interest rate changes may materially adversely affect our financial condition, results of operations, cash flow, cash available for distribution, including cash available for payment of dividends on and the per share trading price of our securities. In addition, while such agreements are intended to lessen the impact of rising interest rates on us, they also expose us to the risk that the other parties to the agreements will not perform, we could incur significant costs associated with the settlement of the agreements, the agreements will be unenforceable and the underlying transactions will fail to qualify as highly-effective cash flow hedges under Accounting Standards Codification ("ASC") 815, *Derivatives and Hedging*.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

Incurring mortgage and other secured debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure of any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds.

Our unsecured revolving credit facility, registered senior notes, term loan facility and note purchase agreements restrict our ability to engage in some business activities.

Our unsecured revolving credit facility, registered senior notes, term loan facility and note purchase agreements contain customary negative covenants and other financial and operating covenants that, among other things:

- restrict our ability to incur additional indebtedness;
- restrict our ability to make certain investments;
- restrict our ability to merge with another company;
- restrict our ability to make distributions to stockholders; and
- require us to maintain financial coverage ratios.

These limitations restrict our ability to engage in some business activities, which could adversely affect our financial condition, results of operations, cash flow, cash available for distributions to our stockholders, and per share trading price of our securities. In addition, failure to meet any of these covenants, including the financial coverage ratios, could cause an event of default under and/or accelerate some or all of our indebtedness, which would have a material adverse effect on us. Furthermore, our unsecured revolving credit facility and term loan facility contain specific cross-default provisions with respect to specified other indebtedness, giving the lenders the right to declare a default if we are in default under other loans in some circumstances.

We face significant competition, which may decrease or prevent increases in the occupancy and rental rates of our properties.

We compete with numerous developers, owners and operators of office properties, many of which own properties similar to ours in the same submarkets in which our properties are located. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our tenants' leases expire. As a result, our financial condition, results of operations, cash flow and the per share trading price of our securities could be adversely affected.

We depend on significant tenants.

As of December 31, 2022, the 15 largest tenants in our office portfolio represented approximately 44.1% of the Company's share of the total annualized base rent generated by our office properties. The inability of a significant tenant to pay rent or the bankruptcy or insolvency of a significant tenant may adversely affect the income produced by our properties. If a tenant becomes bankrupt or insolvent, federal law may prohibit us from evicting such tenant based solely upon such bankruptcy or insolvency. In addition, a bankrupt or insolvent tenant may be authorized to reject and terminate its lease with us. Any claim against such tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. As of December 31, 2022, our three largest tenants were Google, Inc., Amazon and Netflix, Inc., which together accounted for 22.2% of the Company's share of the annualized base rent generated by our office properties. If Google, Inc., Amazon and Netflix, Inc. were to experience a downturn or a weakening of financial condition resulting in a failure to make timely rental payments or causing a lease default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment.

We may be unable to renew leases, lease vacant space or re-let space as leases expire.

As of December 31, 2022, approximately 19.3% of the Company's share of the square footage of the office properties (including our development and redevelopment properties) in our portfolio was available, taking into account uncommenced leases signed as of December 31, 2022. An additional approximately 13.2% of the Company's share of the square footage of the office properties in our portfolio is scheduled to expire in 2023 (includes leases scheduled to expire on December 31, 2022). We cannot assure you that leases will be renewed or that our properties will be re-let at net effective rental rates equal to or above the current average net effective rental rates or that substantial rent abatements, tenant improvements, early termination rights or below-market renewal options will not be offered to attract new tenants or retain existing tenants. If the rental rates for our properties decrease, our existing tenants do not renew their leases or we do not re-let a significant portion of our available space and space for which leases will expire, our financial condition, results of operations, cash flow and per share trading price of our securities could be adversely affected.

The COVID-19 pandemic has had, and may continue to have, significant impacts on workplace practices, or other office space utilization trends, which could materially adversely impact our business, operating results, financial condition and prospects.

The resulting remote working arrangements for personnel in response to the pandemic may result in long-term changed work practices that could negatively impact us and our business. For example, the increased adoption of and familiarity with remote work practices, and the recent increase in tenants seeking to sublease their leased space, could result in decreased demand for office space. If this trend was to continue or accelerate, our tenants may elect to not renew their leases, or to renew them for less space than they currently occupy, which could increase the vacancy and decrease rental income. The increase in remote work practices may continue in a post-pandemic environment. The need to reconfigure leased office space, either in response to the pandemic, or tenants' needs may impact space requirements and also may require us to spend increased amounts for tenant improvements. If substantial office space reconfiguration is required, the tenant may explore other office space and find it more advantageous to relocate than to renew its lease and renovate the existing space. If so, our business, operating results, financial condition and prospects may be materially adversely impacted.

We may be required to make rent or other concessions and/or significant capital expenditures to improve our properties in order to retain and attract tenants, causing our financial condition, results of operations, cash flow and per share trading price of our securities to be adversely affected.

To the extent adverse economic conditions continue in the real estate market and demand for office space remains low, we expect that, upon expiration of leases at our properties, we will be required to make rent or other concessions to tenants, accommodate requests for renovations, build-to-suit remodeling and other improvements or provide additional services to our tenants. As a result, we may have to make significant capital or other expenditures in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers. Additionally, we may need to raise capital to make such expenditures. If we are unable to do so or capital is otherwise unavailable, we may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases, which could adversely affect our financial condition, results of operations, cash flow and the per share trading price of our securities.

The actual rents we receive for the properties in our portfolio may be less than our asking rents, and we may experience lease roll-down from time to time.

As a result of various factors, including competitive pricing pressure in our submarkets, adverse conditions in Northern or Southern California, the Pacific Northwest, Western Canada or Greater London, United Kingdom real estate markets, a general economic downturn and the desirability of our properties compared to other properties in our submarkets, we may be unable to realize the asking rents across the properties in our portfolio. In addition, the degree of discrepancy between our asking rents and the actual rents we are able to obtain may vary both from property to property and among different leased spaces within a single property. If we are unable to obtain rental rates that are on average comparable to our asking rents across our portfolio, then our ability to generate cash flow growth will be negatively impacted. In addition, depending on asking rental rates at any given time as compared to expiring leases in our portfolio, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases.

Some of our properties are subject to ground leases, the termination or expiration of which could cause us to lose our interest in, and the right to receive rental income from, such properties.

Twelve of our consolidated properties are subject to ground leases (including properties with a portion of the land subject to a ground lease). See Part IV, Item 15(a) "Exhibits, Financial Statement Schedules—Note 11 to the Consolidated Financial Statements—Future Minimum Base Rents and Lease Payments Future Minimum Rents" for more information regarding our ground lease agreements. If any of these ground leases are terminated following a default or expire without being extended, we may lose our interest in the related property and may no longer have the right to receive any of the rental income from such property, which would adversely affect our financial condition, results of operations, cash flow and the per share trading price of our securities.

Our success depends on key personnel whose continued service is not guaranteed.

Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel who have extensive market knowledge and relationships and exercise substantial influence over our operational, financing, acquisition and disposition activity. Many of our senior executives have extensive experience and strong reputations in the real estate industry, which aid us in identifying opportunities, having opportunities brought to us, and negotiating with tenants and build-to-suit prospects. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners, existing and prospective tenants and industry personnel, which could adversely affect our financial condition, results of operations, cash flow and the per share trading price of our securities.

Some of our workforce is covered by collective bargaining agreements and our business may be adversely affected by any disruptions caused by union activities.

As of December 31, 2022, approximately 8% of our employees are covered by collective bargaining agreements. While we believe we have good relationships with our unionized employees and we have not experienced any union-related work stoppage over the last ten years, if we encounter difficulties with renegotiations or renewals of collective bargaining arrangements or are unsuccessful in those efforts, we could incur additional costs and experience work stoppages. Moreover, regulations in some jurisdictions outside of the U.S. mandate employee participation in collective bargaining agreements and work councils with certain consultation rights with respect to the relevant companies' operations. Although we work diligently to provide the best possible work environment for our employees, they may still decide to join or seek recognition to form a labor union, or we may be required to become a union signatory.

In addition, some of our key tenants employ the services of writers, directors, actors and other talent as well as trade employees and others who are subject to collective bargaining agreements in the motion picture industry. If expiring collective bargaining agreements cannot be renewed, then it is possible that the affected unions could take action in the form of strikes or work stoppages. Such actions, as well as higher costs or operating complexities in connection with these collective bargaining agreements or a significant labor dispute, could have an adverse effect on our tenants' businesses by causing delays in production, added costs or by reducing profit margins, which in turn could affect our ability to collect rent from those tenants.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers' financial condition and disputes between us and our co-venturers.

As of December 31, 2022, we had 19 joint ventures. See Part IV, Item 15(a) "Exhibits, Financial Statement Schedules—Note 2 to the Consolidated Financial Statements—Summary of Significant Accounting Policies" and Part IV, Item 15(a) "Exhibits, Financial Statement Schedules—Note 6 to the Consolidated Financial Statements—Investment in Unconsolidated Real Estate Entities" for details on our joint ventures. We may co-invest in the future with other third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. These investments may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives, and they may have competing interests in our markets that could create conflict of interest issues. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. In addition, prior consent of our joint venture partners may be required for a sale or transfer to a third party of our interests in the joint venture, which would restrict our ability to dispose of our interest in the joint venture. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers. Our joint ventures may be subject to debt and, in the current volatile credit market, the refinancing of such debt may require equity capital calls.

If we fail to maintain an effective system of integrated internal controls, we may not be able to accurately report our financial results.

Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As part of our ongoing monitoring of internal controls we may discover material weaknesses or significant deficiencies in our internal controls. As a result of weaknesses that may be identified in our internal controls, we may also identify certain deficiencies in some of our disclosure controls and procedures that we believe require remediation. If we discover weaknesses, we will make efforts to improve our internal and disclosure controls. However, there is no assurance that we will be successful. Any failure to maintain effective controls or timely effect any necessary improvement of our internal and disclosure controls could harm operating results or cause us to fail to meet our reporting obligations, which could affect our ability to remain listed with the NYSE. Ineffective internal and disclosure controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the per share trading price of our securities.

Risks Related to the Real Estate Industry

Our performance and value are subject to risks associated with real estate assets and the real estate industry.

Our ability to pay expected dividends to our stockholders depends on our ability to generate revenues in excess of expenses, pay scheduled principal payments on debt and pay capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include many of the risks set forth above under "—Risks Related to Our Properties and Our Business," as well as the following:

- local oversupply or reduction in demand for office or studio-related space;
- adverse changes in financial conditions of buyers, sellers and tenants of properties;
- vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options, and the need to periodically repair, renovate and re-let space;
- increased operating costs, including insurance premiums, utilities, real estate taxes and state and local taxes;
- civil unrest, acts of war, terrorist attacks and natural disasters, including earthquakes and floods, which may result in uninsured or underinsured losses;
- decreases in the underlying value of our real estate; and
- changing submarket demographics.

In addition, periods of economic downturn or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would adversely affect our financial condition, results of operations, cash flow and per share trading price of our securities.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

The real estate investments made, and to be made, by us are relatively difficult to sell quickly. As a result, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial and investment conditions is limited. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinancing of the underlying property. We may be unable to realize our investment objectives by sale, other disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, our ability to dispose of one or more properties within a specific time period is subject to certain limitations imposed by our tax protection agreements, as well as weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, such as the current economic downturn, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located.

In addition, the Code imposes restrictions on a REIT's ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business (by imposing a 100% prohibited transaction tax on REITs on profits derived from sales of properties held primarily for sale in the ordinary course or business), which may cause us to forgo or defer sales of properties that otherwise would be in our best interest.

Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on favorable terms, which may adversely affect our financial condition, results of operations, cash flow and per share trading price of our securities.

We could incur significant costs related to government regulation and litigation over environmental matters.

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under or migrating from such property, including costs to investigate, clean up such contamination and liability for harm to natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines or other costs could exceed the value of the property and/or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and/or personal or property damage or materially adversely affect our ability to sell, lease or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property, or adjacent properties, for commercial or industrial purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. As a result, we could potentially incur material liability for these issues, which could adversely impact our financial condition, results of operations, cash flow and the per share trading price of our securities.

Environmental laws also govern the presence, maintenance and removal of ACBM and LBP and may impose fines and penalties for failure to comply with these requirements or expose us to third-party liability (e.g., liability for personal injury associated with exposure to asbestos or lead). Such laws require that owners or operators of buildings containing ACBM and LBP (and employers in such buildings) properly manage and maintain the asbestos and lead, adequately notify or train those who may come into contact with asbestos or lead, and undertake special precautions, including removal or other abatement, if asbestos or lead would be disturbed during renovation or demolition of a building. Some of our properties contain ACBM and/or LBP and we could be liable for such damages, fines or penalties.

In addition, the properties in our portfolio also are subject to various federal, state and local environmental and health and safety requirements, such as state and local fire requirements. Moreover, some of our tenants routinely handle and use hazardous or regulated substances and wastes as part of their operations at our properties, which are subject to regulation. Such environmental and health and safety laws and regulations could subject us or our tenants to liability resulting from these activities. Environmental liabilities could affect a tenant's ability to make rental payments to us. In addition, changes in laws could increase the potential liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenants, which could in turn have an adverse effect on us.

We cannot assure you that costs or liabilities incurred as a result of environmental issues will not affect our ability to make distributions to our stockholders or that such costs or other remedial measures will not have an adverse effect on our financial condition, results of operations, cash flow and the per share trading price of our securities. If we do incur material environmental liabilities in the future, we may face significant remediation costs, and we may find it difficult to sell any affected properties.

Our properties may contain or develop harmful mold or suffer from other air quality issues, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury is alleged to have occurred.

We may incur significant costs complying with various federal, state and local laws, regulations and covenants that are applicable to our properties.

The properties in our portfolio are subject to various covenants and federal, state and local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers may restrict our use of our properties and may require us to obtain approval from local officials or restrict our use of our properties and may require us to obtain approval from local officials of community standards organizations at any time with respect to our properties, including prior to acquiring a property or when undertaking renovations of any of our existing properties. Among other things, these restrictions may relate to fire and safety, seismic or hazardous material abatement requirements. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that increase such delays or result in additional costs. Our growth strategy may be affected by our ability to obtain permits, licenses and zoning relief. Our failure to obtain such permits, licenses and zoning relief or to comply with applicable laws could have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our securities.

In addition, federal and state laws and regulations, including laws such as the ADA, impose further restrictions on our properties and operations. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Some of our properties may currently be in non-compliance with the ADA. If one or more of the properties in our portfolio is not in compliance with the ADA or any other regulatory requirements, we may be required to incur additional costs to bring the property into compliance and we might incur governmental fines or the award of damages to private litigants. In addition, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations, cash flow and per share trading price of our securities.

We are exposed to risks associated with property development and redevelopment.

We may engage in development and redevelopment activities with respect to certain of our properties. To the extent that we do so, we will be subject to certain risks, including the availability and pricing of financing on favorable terms or at all; construction and/or lease-up delays; cost overruns, including construction costs that exceed our original estimates; contractor and subcontractor disputes, strikes, labor disputes or supply disruptions; failure to achieve expected occupancy and/or rent levels within the projected time frame, if at all; and delays with respect to obtaining or the inability to obtain necessary zoning, occupancy, land use and other governmental permits, and changes in zoning and land use laws. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our securities.

Risks Related to Our Organizational Structure

The series A preferred units that were issued to some contributors in connection with our IPO in exchange for the contribution of their properties have certain preferences, which could limit our ability to pay dividends or other distributions to the holders of our securities or engage in certain business combinations, recapitalizations or other fundamental changes.

In exchange for the contribution of properties to our portfolio in connection with our IPO, some contributors received series A preferred units in our operating partnership. As of December 31, 2022, these units h an aggregate liquidation preference of approximately $9.8 million and have a preference as to distributions and upon liquidation that could limit our ability to pay dividends on series C preferred stock and common stock. The series A preferred units are senior to any other class of securities our operating partnership may issue in the future without the consent of the holders of the series A preferred units. As a result, we will be unable to issue partnership units in our operating partnership senior to the series A preferred units without the consent of the holders of series A preferred units. Any preferred stock in our Company that we issue will be subordinate to the series A preferred units. In addition, we may only engage in a fundamental change, including a recapitalization, a merger and a sale of all or substantially all of our assets, as a result of which our common stock ceases to be publicly traded or common units cease to be exchangeable (at our option) for publicly traded shares of our stock, without the consent of holders of series A preferred units if following such transaction we will maintain certain leverage ratios and equity requirements, and pay certain minimum tax distributions to holders of our outstanding series A preferred units. Alternatively, we may redeem all or any portion of the then outstanding series A preferred units for cash (at a price per unit equal to the redemption price). If we choose to redeem the outstanding series A preferred units in connection with a fundamental change, this could reduce the amount of cash available for distribution to holders of series C preferred stock and common stock. In addition, these provisions could increase the cost of any such fundamental change transaction, which may discourage a merger, combination or change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Our common stock is ranked junior to our series C preferred stock.

Our common stock is ranked junior to our series C preferred stock. Our outstanding series C preferred stock also has or will have a preference upon our dissolution, liquidation or winding up in respect of assets available for distribution to our stockholders. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. In the future, we may attempt to increase our capital resources by making additional offerings of equity securities, including classes or series of additional preferred stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offering. Thus, our stockholders bear the risk of our future offerings reducing the per share trading price of our common stock and diluting their interest in us.

Conflicts of interest exist or could arise in the future between the interests of our stockholders and the interests of holders of units in our operating partnership, which may impede business decisions that could benefit our stockholders.

Conflicts of interest exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our Company under applicable Maryland law in connection with their management of our Company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Maryland law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our fiduciary duties and obligations as general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to our Company.

Additionally, the partnership agreement provides that we and our directors and officers will not be liable or accountable to our operating partnership for losses sustained, liabilities incurred or benefits not derived if we, or such director or officer acted in good faith. The partnership agreement also provides that we will not be liable to the operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. Moreover, the partnership agreement provides that our operating partnership is required to indemnify us and our directors, officers and employees, officers and employees of the operating partnership and our designees from and against any and all claims that relate to the operations of our operating partnership, except (i) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) for any transaction for which the indemnified party received an improper personal benefit, in money, property or services or otherwise, in violation or breach of any provision of the partnership agreement or (iii) in the case of a criminal proceeding, if the indemnified person had reasonable cause to believe that the act or omission was unlawful. No reported decision of a Maryland appellate court has interpreted provisions similar to the provisions of the partnership agreement of our operating partnership that modify and reduce our fiduciary duties or obligations as the general partner or reduce or eliminate our liability for money damages to the operating partnership and its partners, and we have not obtained an opinion of counsel as to the enforceability of the provisions set forth in the partnership agreement that purport to modify or reduce the fiduciary duties that would be in effect were it not for the partnership agreement.

Our charter and bylaws, the partnership agreement of our operating partnership and Maryland law contain provisions that may delay, defer or prevent a change of control transaction, even if such a change in control may be in our interest, and as a result may depress the market price of our securities.

Our charter contains certain ownership limits. Our charter contains various provisions that are intended to preserve our qualification as a REIT and, subject to certain exceptions, authorize our directors to take such actions as are necessary or appropriate to preserve our qualification as a REIT. For example, our charter prohibits the actual, beneficial or constructive ownership by any person of more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of each of our common stock and series C preferred stock, and more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. Our board of directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from these ownership limits if certain conditions are satisfied. The restrictions on ownership and transfer of our stock may:

- discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or series C preferred stock or that our stockholders otherwise believe to be in their best interests; or
- result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of the benefits of owning the additional shares.

We could increase the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval. Subject to the rights of holders of series C preferred stock to approve the classification or issuance of any class or series of stock ranking senior to the series C preferred stock, our board of directors has the power under our charter to amend our charter to increase the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the terms of such newly classified or reclassified shares. Although our board of directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our securities or that our stockholders otherwise believe to be in their best interest.

Certain provisions of Maryland law could inhibit changes in control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that our stockholders otherwise believe to be in their best interest. Certain provisions of the Maryland General Corporation Law ("the MGCL") may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could be in the best interest of our stockholders, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding voting stock at any time within the two-year period immediately prior to the date in question) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose fair price and/or supermajority and stockholder voting requirements on these combinations; and
- "control share" provisions that provide that "control shares" of our Company (defined as shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

As permitted by the MGCL, we have elected, by resolution of our board of directors, to exempt from the business combination provisions of the MGCL, any business combination that is first approved by our disinterested directors and, pursuant to a provision in our bylaws, to exempt any acquisition of our stock from the control share provisions of the MGCL. However, our board of directors may by resolution elect to repeal the exemption from the business combination provisions of the MGCL and may by amendment to our bylaws opt into the control share provisions of the MGCL at any time in the future.

Certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain corporate governance provisions, some of which (for example, a classified board) are not currently applicable to us. These provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for us or of delaying, deferring or preventing a change in control of us under circumstances that otherwise could be in the best interest of our stockholders. Our charter contains a provision whereby we have elected to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors.

Certain provisions in the partnership agreement of our operating partnership may delay or prevent unsolicited acquisitions of us.

Provisions in the partnership agreement of our operating partnership may delay or make more difficult unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others:

- redemption rights of qualifying parties;
- transfer restrictions on units;
- our ability, as general partner, in some cases, to amend the partnership agreement and to cause the operating partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of us or our operating partnership without the consent of the limited partners;
- the right of the limited partners to consent to transfers of the general partnership interest and mergers or other transactions involving us under specified circumstances; and
- restrictions on debt levels and equity requirements pursuant to the terms of our series A preferred units, as well as required distributions to holders of series A preferred units of our operating partnership, following certain changes of control of us.

Our charter, bylaws, the partnership agreement of our operating partnership and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that our stockholders otherwise believe to be in their best interest.

Our board of directors may change our investment and financing policies without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our investment and financing policies are exclusively determined by our board of directors. Accordingly, our stockholders do not control these policies. Further, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our board of directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy changed, we could become more highly leveraged, which could result in an increase in our debt service. Higher leverage also increases the risk of default on our obligations. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk. Changes to our policies with regards to the foregoing could adversely affect our financial condition, results of operations, cash flow and per share trading price of our securities.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Our charter eliminates the liability of our directors and officers to us and our stockholders for monetary damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or
- a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter authorizes us to obligate our Company, and our bylaws require us, to indemnify our directors and officers for actions taken by them in those and certain other capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our Company, your ability to recover damages from such director or officer will be limited.

We are a holding company with no direct operations and, as such, we rely on funds received from our operating partnership to pay liabilities, and the interests of our stockholders are structurally subordinated to all liabilities and obligations of our operating partnership and its subsidiaries.

We are a holding company and conduct substantially all of our operations through our operating partnership. We do not have, apart from an interest in our operating partnership, any independent operations. As a result, we rely on distributions from our operating partnership to pay any dividends we might declare on our common stock and on shares of our series C preferred stock. We also rely on distributions from our operating partnership to meet our obligations, including any tax liability on taxable income allocated to us from our operating partnership. In addition, because we are a holding company, claims of our equity holders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our operating partnership and its subsidiaries and subordinate to the rights of holders of series A preferred units. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be available to satisfy the claims of our stockholders only after all of our and our operating partnership's and its subsidiaries' liabilities and obligations have been paid in full.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT would have significant adverse consequences to us and the value of our stock.

We have elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2010. We believe that we have operated in a manner that has allowed us to qualify as a REIT for federal income tax purposes commencing with such taxable year, and we intend to continue operating in such manner. We have not requested and do not plan to request a ruling from the Internal Revenue Service, or IRS, that we qualify as a REIT, and the statements in this Annual Report are not binding on the IRS or any court. Therefore, we cannot assure you that we have qualified as a REIT, or that we will remain qualified as such in the future. If we lose our REIT status, we will face serious tax consequences that would substantially reduce the funds available for distribution to our stockholders for each of the years involved because:

- we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal corporate income tax on our taxable income;
- we also could be subject to increased state and local taxes; and

- unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

Any such corporate tax liability could be substantial and would reduce our cash available for, among other things, our operations and distributions to stockholders. In addition, if we were to fail to qualify as a REIT, we would not be required to make distributions to our stockholders. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and could materially and adversely affect the value of our securities.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury regulations that have been promulgated under the Code, or the Treasury Regulations, is greater in the case of a REIT that, like us, holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our stock and requirements regarding the composition of our assets and our gross income. Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, excluding net capital gains.

We own and may acquire direct or indirect interests in one or more entities that have elected or will elect to be taxed as REITs under the Code (each, a "Subsidiary REIT"). A Subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to us. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to federal income tax, (ii) shares in such Subsidiary REIT would cease to be qualifying assets for purposes of the asset tests applicable to REITs, and (iii) it is possible that we would fail certain of the asset tests applicable to REITs, in which event we would fail to qualify as a REIT unless we could avail ourselves of certain relief provisions.

In addition, legislation, new regulations, administrative interpretations or court decisions may materially adversely affect our investors, our ability to qualify as a REIT for federal income tax purposes or the desirability of an investment in a REIT relative to other investments.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local income, property and excise taxes on our income or property and, in certain cases, a 100% penalty tax, in the event we sell property as a dealer. In addition, our taxable REIT subsidiaries will be subject to tax as regular corporations in the jurisdictions they operate.

If our operating partnership were to fail to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that our operating partnership is properly treated as a partnership for federal income tax purposes. As a partnership, our operating partnership is not subject to federal income tax on its income. Instead, each of its partners, including us, is allocated, and may be required to pay tax with respect to, its share of our operating partnership's income. We cannot assure you, however, that the IRS will not challenge the status of our operating partnership or any other subsidiary partnership in which we own an interest as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership or any such other subsidiary partnership as an entity taxable as a corporation for federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our operating partnership or any subsidiary partnerships to qualify as a partnership would cause it to become subject to federal and state corporate income tax, which could reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

The tax imposed on REITs engaging in "prohibited transactions" may limit our ability to engage in transactions that would be treated as sales for federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business, such characterization is a factual determination and we cannot assure you that the IRS would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors, which, if met, would prevent any such sales from being treated as prohibited transactions.

Our ownership of taxable REIT subsidiaries is subject to certain restrictions, and we will be required to pay a 100% penalty tax on certain income or deductions if our transactions with our taxable REIT subsidiaries are not conducted on arm's length terms.

We currently own interests in certain taxable REIT subsidiaries and may acquire securities in additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation (or entity treated as a corporation for federal income tax purposes) other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to federal income tax as a regular C corporation. In addition, a 100% excise tax will be imposed on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm's length basis. A REIT's ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset tests applicable to REITs. No more than 25% of our total assets may be represented by securities, including securities of taxable REIT subsidiaries, other than those securities includable in the 75% asset test. Further, no more than 20% of the value of our total assets may be represented by securities of taxable REIT subsidiaries. We anticipate that the aggregate value of the stock and other securities of any taxable REIT subsidiaries that we own will be less than 20% of the value of our total assets, and we will monitor the value of these investments to ensure compliance with applicable asset test limitations. In addition, we intend to structure our transactions with any taxable REIT subsidiaries that we own to ensure that they are entered into on arm's length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with these limitations or avoid application of the 100% excise tax discussed above.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, excluding net capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to maintain our REIT status and avoid the payment of income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market's perception of our growth potential, our current debt levels, the market price of our common stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could adversely affect our financial condition, results of operations, cash flow, cash available for distributions to our stockholders, and per share trading price of our securities.

Complying with REIT requirements may affect our profitability and may force us to liquidate or forgo otherwise attractive investments.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the nature and diversification of our assets, the sources of our income and the amounts we distribute to our stockholders. We may be required to liquidate or forgo otherwise attractive investments in order to satisfy the asset and income tests or to qualify under certain statutory relief provisions. We also may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. As a result, having to comply with the distribution requirement could cause us to: (i) sell assets in adverse market conditions; (ii) borrow on unfavorable terms; or (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt. Accordingly, satisfying the REIT requirements could have an adverse effect on our business results, profitability and ability to execute our business plan. Moreover, if we are compelled to liquidate our investments to meet any of these asset, income or distribution tests, or to repay obligations to our lenders, we may be unable to comply with one or more of the requirements applicable to REITs or may be subject to a 100% tax on any resulting gain if such sales constitute prohibited transactions.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to "qualified dividend income" payable to U.S. stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, generally are not eligible for these reduced rates. U.S. stockholders that are individuals, trusts and estates generally may deduct up to 20% of the ordinary dividends (e.g., dividends not designated as capital gain dividends or qualified dividend income) received from a REIT for taxable years beginning before January 1, 2026. Although this deduction reduces the effective tax rate applicable to certain dividends paid by REITs (generally to 29.6% assuming the shareholder is subject to the 37% maximum rate), such tax rate is still higher than the tax rate applicable to corporate dividends that constitute qualified dividend income. Accordingly, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the shares of REITs, including the per share trading price of our securities.

The power of our board of directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders and unitholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders and accordingly, distributions Hudson Pacific Properties, L.P. makes to its unitholders could be similarly reduced.

Legislative or other actions affecting REITs could have a negative effect on our investors and us.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the United States Department of the Treasury. Changes to the tax laws, with or without retroactive application, could adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT, the federal income tax consequences of such qualification, or the federal income tax consequences of an investment in us. Also, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT.

Risks Related to General and Global Factors

Adverse economic and geopolitical conditions and dislocations in the credit markets could have a material adverse effect on our financial condition, results of operations, cash flow and per share trading price of our securities.

Volatility in the United States and international capital markets and concern over a return to recessionary conditions in global economies, and the California economy in particular, may adversely affect our financial condition, results of operations, cash flow and the per share trading price of our securities as a result of the following potential consequences, among others:

- significant job losses in the financial and professional services industries may occur, which may decrease demand for our office space, causing market rental rates and property values to be negatively impacted;
- our ability to obtain financing on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from our acquisition and development activities and increase our future interest expense;
- reduced values of our properties may limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and may reduce the availability of unsecured loans; and
- one or more lenders under our unsecured revolving credit facility could refuse to fund their financing commitment to us or could fail and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

Our business and results of operations and financial condition may be materially or adversely impacted by the outbreak of a pandemic.

The outbreak of a pandemic could have material and adverse effects on our ability to successfully operate our business and on our financial condition, results of operations and cash flows due to, among other factors: our tenants' ability to pay rent on their leases; our inability to re-let space in our properties on favorable terms; ability to access capital markets on favorable terms and potential delays with development and re-development activities resulting in failure to achieve expected occupancy and/or rent levels within the projected time frames.

The full adverse impact of any pandemic is impossible to predict. Nevertheless, any future pandemic may present material uncertainty and risk on our ability to successfully operate our business and on our financial condition, results of operations and cash flows.

Social, political, and economic instability, unrest, and other circumstances beyond our control could adversely affect our business operations.

Our business may be adversely affected by social, political, and economic instability, unrest, or disruption in a geographic region in which we operate, regardless of cause, including protests, demonstrations, strikes, riots, civil disturbance, disobedience, insurrection, or social and political unrest. Such events may result in restrictions, curfews, or other actions and give rise to significant changes in regional and global economic conditions and cycles, which may adversely affect our financial condition and operations.

There have been recent demonstrations and protests in cities throughout the U.S. as well as globally in connection with civil rights, liberties, and social and governmental reform. While protests have been peaceful in many locations, looting, vandalism, and fires have taken place in cities, including Seattle, Los Angeles, and Vancouver, Canada, which led to the imposition of mandatory curfews and, in some locations, deployment of the U.S. National Guard. Government actions in an effort to protect people and property, including curfews and restrictions on business operations, may disrupt operations, harm perceptions of personal well-being, and increase the need for additional expenditures on security resources. In addition, action resulting from such social or political unrest may pose significant risks to our personnel, facilities, and operations. The effect and duration of the demonstrations, protests, or other factors is uncertain, and we cannot assure there will not be further political or social unrest in the future or that there will not be other events that could lead to the disruption of social, political, and economic conditions. If such events or disruptions persist for a prolonged period of time, our overall business and results of operations may be adversely affected.

Potential losses, including from adverse weather conditions, natural disasters and title claims, may not be covered by insurance.

We carry commercial property (including earthquake), liability and terrorism coverage on all the properties in our portfolio (most are covered under a blanket insurance policy while a few are under individual policies), in addition to other coverages, such as trademark and pollution coverage, that may be appropriate for certain of our properties. We have selected policy specifications and insured limits that we believe to be appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. However, we do not carry insurance for losses such as those arising from riots or war because such coverage is not available or is not available at commercially reasonable rates. Some of our policies, like those covering losses due to terrorism or earthquakes, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses, which could affect certain of our properties that are located in areas particularly susceptible to natural disasters. All of the properties we currently own are located in Northern and Southern California, the Pacific Northwest, Western Canada and Greater London, United Kingdom. Many of these areas are especially susceptible to earthquakes. In addition, we may discontinue earthquake**,** terrorism or other insurance on some or all of our properties in the future if the cost of premiums for any such policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss. As a result, we may be required to incur significant costs in the event of adverse weather conditions and natural disasters. If we or one or more of our tenants experiences a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. Furthermore, we may not be able to obtain adequate insurance coverage at reasonable costs in the future as the costs associated with property and casualty renewals may be higher than anticipated. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications. Further reconstruction or improvement of such a property would likely require significant upgrades to meet zoning and building code requirements.

Transition to an alternative reference rate due to the cessation of the London Inter-bank Offered Rate ("LIBOR") may adversely affect our required debt payments and the value of our related debt and derivative financial instruments.

The United Kingdom's Financial Conduct Authority, which regulates LIBOR, stopped publishing one week and two-month USD LIBOR rates after 2021 with remaining USD LIBOR rates ceasing to be published on June 30, 2023. The Federal Reserve Board and the Federal Reserve Bank of New York identified the Secured Overnight Financing Rate ("SOFR") as its preferred alternative rate for USD LIBOR for debt and derivative financial instruments. This extended cessation date for USD LIBOR-indexed rates would allow most legacy USD LIBOR contracts to mature before disruptions occur in the USD LIBOR market, without the need to transition those contracts to SOFR.

In 2022, we entered into modification agreements for three of our debt instruments to replace the USD LIBOR-based floating interest rates with term SOFR-based floating interest rates. For our one remaining debt instrument and its associated interest rate cap agreement that have not yet transitioned from USD LIBOR to SOFR, we anticipate managing the transition from USD LIBOR to SOFR using the provisions in the related agreements that reference a comparable or successor rate to the extent USD LIBOR rates are no longer available and through potentially modifying the debt and derivative instruments. However, future market conditions may not allow immediate implementation of desired modifications and we may incur significant associated costs in doing so. In addition, it is not possible to predict whether SOFR will attain market traction as a LIBOR replacement. We will continue to monitor and evaluate the potential impact on our debt payments and value of our related debt and derivative financial instruments.

We may become subject to litigation, which could have an adverse effect on our financial condition, results of operations, cash flow and the per share trading price of our securities.

In the future we may become subject to litigation, including claims relating to our operations, offerings, and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to vigorously defend ourselves; however, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby having an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our securities. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and directors.

We face risks associated with security breaches through cyber attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology ("IT") networks and related systems.

We face risks associated with security breaches, whether through cyber attacks or cyber intrusions, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, and other significant disruptions of our IT networks and related systems. The risk of a security breach or disruption, particularly through cyber attacks or cyber intrusions, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have recently increased. Our IT networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations (including managing our building systems) and, in some cases, may be critical to the operations of certain of our tenants. Although we make efforts to maintain the security and integrity of our IT networks and related systems, and we have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Even the most well-protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed not to be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us to entirely mitigate this risk**.**

A security breach or other significant disruption involving our IT networks and related systems could:

- disrupt the proper functioning of our networks and systems and therefore our operations and/or those of certain of our tenants;
- result in misstated financial reports, violations of loan covenants, and/or missed reporting deadlines;
- result in our inability to properly monitor our compliance with the rules and regulations regarding our qualification as a REIT;
- result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of proprietary, confidential, sensitive or otherwise valuable information of ours or others, which others could use to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes;
- result in our inability to maintain the building systems relied upon by our tenants for the efficient use of their leased space;
- require significant management attention and resources to remedy any resulting damages;
- subject us to claims for breach of contract, damages, credits, penalties or termination of leases or other agreements; or
- damage our reputation among our tenants and investors generally.

Any or all of the foregoing could have an adverse effect on our financial condition, results of operations, cash flow and the per share trading price of our securities.

Our business and operations would suffer in the event of IT networks and related systems failures.

Despite system redundancy and the planned implementation of a disaster recovery plan and security measures for our IT networks and related systems, our systems are vulnerable to damage from any number of sources, including computer viruses, energy blackouts, natural disasters, terrorism, war, and telecommunication failure. We rely on our IT networks and related systems, including the Internet, to process, transmit and store electronic information and to manage or support a variety of our business processes, including financial transactions and keeping of records, which may include personal identifying information of tenants and lease data. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmitting and storing confidential tenant information, such as individually identifiable information relating to financial accounts. Any failure to maintain proper function, security and availability of our IT networks and related systems could interrupt our operations, damage our reputation and subject us to liability claims or regulatory penalties. Further, we are dependent on our personnel and, although we are working to implement a formal disaster recovery plan to assist our employees and to facilitate their maintaining continuity of operations after events such as energy blackouts, natural disasters, terrorism, war, and telecommunication failures, we can provide no assurance that any of the foregoing events would not have an adverse effect on our results of operations.

Future terrorist activity or engagement in war by the United States may have an adverse effect on our financial condition and operating results.

Terrorist attacks in the United States and other acts of terrorism or war may result in declining economic activity, which could harm the demand for and the value of our properties. A decrease in demand could make it difficult for us to renew or re-lease our properties at these sites at lease rates equal to or above historical rates. Terrorist activities also could directly impact the value of our properties through damage, destruction, or loss, and the availability of insurance for these acts may be less, and cost more, which could adversely affect our financial condition. To the extent that our tenants are impacted by future attacks, their businesses similarly could be adversely affected, including their ability to continue to honor their existing leases.

Terrorist attacks and engagement in war by the United States also may adversely affect the markets in which our securities trade and may cause further erosion of business and consumer confidence and spending and may result in increased volatility in national and international financial markets and economies. Any one of these events may cause decline in the demand for our office and studio leased space, delay the time in which our new or renovated properties reach stabilized occupancy, increase our operating expenses, such as those attributable to increased physical security for our properties, and limit our access to capital or increase our cost of raising capital.

ITEM 1B.   Unresolved Staff Comments

None.

ITEM 2.   Properties

As of December 31, 2022, our portfolio of owned real estate consisted of 64 properties (41 wholly-owned properties, 16 properties owned by joint ventures and seven land properties) located primarily in California, the Pacific Northwest, Western Canada submarket and Greater London, totaling approximately 21.0 million square feet.

Office Portfolio

Our office portfolio consists of 52 office properties comprising an aggregate of approximately 15.9 million square feet. Our office properties are concentrated in California, the Pacific Northwest and Western Canada. As of December 31, 2022, the weighted average remaining lease term for our stabilized office portfolio was 5.0 years.

In-Service Portfolio

Our in-service office properties include stabilized office properties and lease-up office properties. Stabilized office properties consist of same-store properties and non-same-store properties. Same-store properties include all of the properties owned and included in our stabilized portfolio as of January 1, 2021 and still owned and included in the stabilized portfolio as of

December 31, 2022. Lease-up properties are defined as those properties that have not yet reached 92.0% occupancy since the date they were acquired or placed under redevelopment or development.

The following table summarizes information relating to the consolidated and unconsolidated in-service office properties owned as of December 31, 2022:

Location	Submarket	Square Feet[1]	Percent Occupied[2]	Percent Leased[3]	Annualized Base Rent[4]	Base Rent Per Square Foot[5]
Same-store:						
Vancouver, British Columbia						
Bentall Centre[6]	Downtown Vancouver	1,511,723	93.6 %	94.6 %	$ 40,808,030	$ 28.85
Subtotal		**1,511,723**	**93.6**	**94.6**	**40,808,030**	**28.85**
Greater Seattle, Washington						
Met Park North	Denny Triangle	189,511	100.0	100.0	5,788,583	30.54
Hill7[7]	Denny Triangle	285,310	99.6	99.6	11,612,252	40.87
1918 Eighth[7]	Denny Triangle	668,888	100.0	100.0	26,186,074	39.15
450 Alaskan	Pioneer Square	171,026	99.5	99.5	7,286,950	42.82
411 First	Pioneer Square	163,668	67.2	67.8	4,202,332	38.21
505 First	Pioneer Square	287,907	36.0	36.0	3,600,752	34.75
83 King	Pioneer Square	184,055	69.2	69.2	5,645,198	44.34
Subtotal		**1,950,365**	**84.8**	**84.8**	**64,322,141**	**38.90**
San Francisco Bay Area, California						
1455 Market[7]	San Francisco	1,033,682	97.1	97.1	54,939,790	54.74
275 Brannan	San Francisco	57,120	100.0	100.0	4,830,939	84.58
625 Second	San Francisco	138,354	59.8	59.8	5,509,774	66.56
875 Howard[8]	San Francisco	191,201	96.8	96.8	15,149,051	81.81
901 Market	San Francisco	205,903	79.9	79.9	11,684,232	71.01
Rincon Center	San Francisco	533,723	97.8	97.8	33,138,659	63.46
Ferry Building[7]	San Francisco	266,446	98.4	98.4	23,421,420	89.35
Towers at Shore Center	Redwood Shores	335,332	93.4	94.8	23,133,434	73.84
Shorebreeze	Redwood Shores	230,932	83.1	85.4	12,960,839	67.55
555 Twin Dolphin	Redwood Shores	200,881	84.7	90.8	10,500,082	61.74
Palo Alto Square	Palo Alto	317,877	94.0	95.1	29,186,044	97.68
3176 Porter	Palo Alto	42,899	100.0	100.0	3,446,506	80.34
3400 Hillview	Palo Alto	207,857	100.0	100.0	15,800,042	76.01
Clocktower Square	Palo Alto	100,655	100.0	100.0	9,053,117	89.94
Foothill Research Center	Palo Alto	195,121	93.6	93.6	14,078,246	77.07
Page Mill Center	Palo Alto	94,539	82.4	82.4	6,423,270	82.41
Page Mill Hill	Palo Alto	178,179	83.9	89.1	11,625,740	77.75
Gateway	North San Jose	611,054	77.0	77.8	21,385,133	45.43
1740 Technology	North San Jose	215,857	100.0	100.0	9,562,465	44.30
Concourse	North San Jose	945,419	83.3	92.5	33,553,098	42.62
Metro Plaza	North San Jose	422,111	82.7	83.0	16,291,714	46.69
Skyport Plaza	North San Jose	418,667	10.2	10.2	1,801,398	42.17
Techmart	Santa Clara	284,903	77.8	78.3	11,112,828	50.11
Subtotal		**7,228,712**	**84.4**	**86.2**	**378,587,821**	**62.06**
Los Angeles, California						
6040 Sunset[9]	Hollywood	114,958	100.0	100.0	6,805,309	59.20
ICON[9]	Hollywood	326,792	100.0	100.0	20,679,184	63.28
CUE[9]	Hollywood	94,386	100.0	100.0	6,043,400	64.03

Location	Submarket	Square Feet[1]	Percent Occupied[2]	Percent Leased[3]	Annualized Base Rent[4]	Base Rent Per Square Foot[5]
EPIC[9]	Hollywood	301,127	100.0	100.0	21,861,820	72.60
Fourth & Traction	Downtown Los Angeles	131,701	100.0	100.0	5,994,016	45.51
Maxwell	Downtown Los Angeles	102,963	100.0	100.0	4,857,684	47.18
604 Arizona	West Los Angeles	44,260	100.0	100.0	3,352,098	75.74
3401 Exposition	West Los Angeles	63,376	100.0	100.0	3,227,369	50.92
10900 Washington	West Los Angeles	9,919	100.0	100.0	514,915	51.91
10950 Washington	West Los Angeles	159,198	100.0	100.0	8,185,847	51.42
11601 Wilshire	West Los Angeles	499,800	89.7	94.7	22,320,351	49.78
Element LA	West Los Angeles	284,037	100.0	100.0	18,399,922	64.78
Subtotal		**2,132,517**	**97.6**	**98.8**	**122,241,915**	**58.74**
Total same-store		**12,823,317**	**87.7**	**89.1**	**605,959,907**	**53.87**
NON-SAME-STORE						
Greater Seattle, Washington						
5th & Bell	Denny Triangle	197,136	99.0	99.0	7,198,528	36.87
Subtotal		**197,136**	**99.0**	**99.0**	**7,198,528**	**36.87**
San Francisco Bay Area, California						
333 Twin Dolphin	Redwood Shores	183,123	95.4	95.4	10,936,229	62.59
Subtotal		**183,123**	**95.4**	**95.4**	**10,936,229**	**62.59**
Los Angeles, California						
Harlow[9]	Hollywood	129,931	100.0	100.0	7,760,741	59.73
One Westside[10]	West Los Angeles	590,403	100.0	100.0	36,640,824	62.06
Subtotal		**720,334**	**100.0**	**100.0**	**44,401,565**	**61.64**
Total Non-Same-Store		**1,100,593**	**99.1**	**99.1**	**62,536,322**	**57.36**
Total Stabilized		**13,923,910**	**88.6**	**89.9**	**668,496,229**	**54.18**
LEASE-UP						
LEASE-UP						
Metro Center	Foster City	725,311	76.9	87.2	33,488,344	60.05
Subtotal		**725,311**	**76.9**	**87.2**	**33,488,344**	**60.05**
Total lease-up		**725,311**	**76.9**	**87.2**	**33,488,344**	**60.05**
TOTAL IN-SERVICE		**14,649,221**	**88.0 %**	**89.7 %**	**$ 701,984,573**	**$ 54.43**

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1. Determined by management based upon estimated leasable square feet, which may be less or more than the Building Owners and Managers Association ("BOMA") rentable area. Square footage may change over time due to re-measurement or re-leasing.
2. Calculated as (i) square footage under commenced leases as of December 31, 2022, divided by (ii) total square feet, expressed as a percentage.
3. Calculated as (i) square footage under commenced and uncommenced leases as of December 31, 2022, divided by (ii) total square feet, expressed as a percentage.
4. Presented on an annualized basis and is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements or deferments)) under commenced leases as of December 31, 2022, by (ii) 12. Annualized base rent does not reflect tenant reimbursements.
5. Calculated as (i) annualized base rent divided by (ii) square footage under commenced leases as of December 31, 2022. Annualized base rent does not reflect tenant reimbursements.
6. We own 20% of the ownership interest in the unconsolidated joint venture that owns Bentall Centre. Annualized base rent and rental rates have been converted from CAD to USD using the foreign currency exchange rate as of December 31, 2022.
7. We own 55% of the ownership interest in the consolidated joint ventures that own Hill7, 1918 Eighth, 1455 Market, and Ferry Building.
8. 96,240 square feet at 875 Howard previously occupied by Burlington Coat Factory was taken off-line for repositioning as of first quarter 2022 for the purposes of conversion to a combination of office and ground floor retail space.
9. We own 51% of the ownership interest in the consolidated joint venture that owns 6040 Sunset, ICON, CUE, EPIC and Harlow.
10. The entire premises was delivered for construction of tenant improvements to Google, Inc. during fourth quarter 2021. Monthly base rent payments commenced July 31, 2022. Subsequently, monthly base rent is abated for the eight-month period from September 2022 through April 2023 with cash rents expected to commence again on May 1, 2023. Upon second quarter 2023 stabilization, estimated yields will range between 8.00% - 8.25% based on total estimated project costs in the range of $500.0 - $525.0 million. We own 75% of the ownership interest in the consolidated joint venture that owns One Westside.

Tenant Diversification

The following table summarizes information regarding the 15 largest tenants in our office portfolio based on Company's share of annualized base rent as of December 31, 2022:

| | Tenant[1] | Property | Lease Expiration | Total Occupied Square Feet | | Company's Share | | | |
						Occupied Square Feet	Rentable Square Feet	Annualized Base Rent[2]	Annualized Base Rent
1	Google, Inc.	Various	Various	1,231,129	(3)	1,064,919	8.2 %	$ 77,880,580	13.4 %
2	Amazon	Various	Various	990,788	(4)	694,171	5.3	26,097,994	4.5
3	Netflix, Inc.	Various	9/30/2031	722,305	(5)	368,376	2.8	24,778,047	4.3
4	Nutanix, Inc.	Various	Various	441,468	(6)	441,468	3.4	19,192,095	3.3
5	Riot Games, Inc.	Element LA	3/31/2030	284,037	(7)	284,037	2.2	18,399,922	3.2
6	Salesforce.com	Rincon Center	Various	265,394	(8)	265,394	2.0	14,736,111	2.5
7	Block, Inc.	1455 Market (9)	9/27/2023	469,056		257,981	2.0	13,708,676	2.4
8	Dell EMC Corporation	Various	Various	172,975	(10)	172,975	1.3	9,940,988	1.7
9	Uber Technologies, Inc.	1455 Market (9)	2/28/2025	325,445		178,995	1.4	9,933,916	1.7
10	NFL Enterprises	Various	12/31/2022	167,606	(11)	167,606	1.3	8,700,762	1.5
11	Company 3 Method, Inc.	Various	Various	193,307	(12)	129,641	1.0	7,185,347	1.2
12	WeWork Companies Inc.	Various	Various	318,208	(13)	146,743	1.1	7,146,469	1.2
13	GitHub, Inc.	Various	6/30/2025	92,450	(14)	92,450	0.7	6,879,679	1.2
14	Paypal, Inc.	Fourth & Traction	5/31/2030	131,701	(15)	131,701	1.0	5,994,016	1.0
15	Weil, Gotshal & Manges LLP	Towers at Shore Center	8/31/2026	76,278		76,278	0.6	5,920,195	1.0
	TOTAL			**5,882,147**		**4,472,735**	**34.3 %**	**$256,494,797**	**44.1 %**

1. Presented in order of Company's Share of annualized base rent.
2. Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements or deferments)) under commenced leases as of December 31, 2022, by (ii) 12. Annualized base rent does not reflect tenant reimbursements. Annualized base rents related to Bentall Centre have been converted from CAD to USD using the foreign currency exchange rate as of December 31, 2022.
3. Google, Inc. expirations by square footage and property: (i) 182,672 square feet at Foothill Research Center expiring on February 28, 2025, (ii) 208,843 square feet at Rincon Center expiring on February 29, 2028, (iii) 207,857 square feet at 3400 Hillview expiring on November 30, 2028, (iv) 41,354 square feet at Ferry Building expiring on October 31, 2029 and (v) 590,403 square feet at One Westside expiring on November 30, 2036. We own 55% of the ownership interest in the consolidated joint venture that owns Ferry Building and 75% of the ownership interest in the consolidated joint venture that owns One Westside. Google, Inc. may elect to exercise its early termination right at Rincon Center for 166,460 square feet effective April 15, 2025 by delivering written notice on or before January 15, 2024. Google, Inc. may elect to exercise its early termination right at 3400 Hillview for 207,857 square feet effective no earlier than February 1, 2025 and no later than February 1, 2027 by delivering written notice at least 12 months prior to the early termination date.
4. Amazon expirations by square footage and property: (i) 139,824 square feet at Met Park North expiring on November 30, 2023, (ii) 659,150 square feet at 1918 Eighth expiring on September 30, 2030 and (iii) 191,814 square feet at 5th & Bell expiring on May 31, 2031. We own 55% of the ownership interest in the consolidated joint venture that owns 1918 Eighth.
5. Netflix, Inc. expirations by square footage and property: (i) 326,792 square feet at ICON, (ii) 301,127 square feet at EPIC and (iii) 94,386 square feet at CUE. We own 51% of the ownership interest in the consolidated joint venture that owns ICON, EPIC and CUE.
6. Nutanix, Inc. expirations by square footage and property: (i) 57,354 square feet at Metro Plaza expired on December 31, 2022, (ii) 51,256 square feet at Metro Plaza expiring on May 31, 2023, (iii) 117,001 square feet at Concourse expiring on May 31, 2024 and (iv) 215,857 square feet at 1740 Technology expiring on May 31, 2030.
7. Riot Games, Inc. may elect to exercise its early termination right for the entire premises effective February 28, 2025 by delivering written notice on or before February 29, 2024.
8. Salesforce.com expirations by square footage: (i) 83,016 square feet expiring on July 31, 2025, (ii) 83,372 square feet expiring on April 30, 2027, (iii) 93,028 square feet expiring on October 31, 2028 and (iv) 5,978 square feet of month-to-month storage space. Salesforce.com subleased 259,416 square feet at Rincon Center to Twilio Inc. during third quarter 2018. Effective January 30, 2019, we entered into an agreement to reimburse Salesforce.com approximately $6.3 million for costs incurred in connection with the sublease. We are entitled to recoup this cost from amounts paid pursuant to the sublease commencing February 1, 2019, of which we have been fully reimbursed as of March 31, 2020. Thereafter, Salesforce.com has paid us 50% of any amounts received pursuant to the sublease, such that we began receiving an average of $340,000 per month of sublease cash rents starting June 2020, with annual growth thereafter.
9. We own 55% of the ownership interest in the consolidated joint venture that owns 1455 Market.
10. Dell EMC Corporation expirations by square footage and property: (i) 42,954 square feet at 505 First expiring on December 31, 2023, (ii) 83,549 square feet at 875 Howard expiring on June 30, 2026 and (iii) 46,472 square feet at 505 First expiring on January 31, 2027. Dell EMC Corporation may elect to exercise its early termination right at 505 First for 46,472 square feet effective January 31, 2025 by delivering written notice on or before January 31, 2024.
11. NFL Enterprises by square footage and property: (i) 157,687 square feet at 10950 Washington and (ii) 9,919 square feet at 10900 Washington. NFL Enterprises elected to exercise its early termination right for the entire premises effective December 31, 2022.

12. Company 3 Method, Inc. expirations by square footage and property: (i) 63,376 square feet at 3401 Exposition expiring on September 30, 2026, (ii) 59,646 square feet at Harlow expiring on October 31, 2032 and (iii) 70,285 square feet at Harlow expiring on March 31, 2033. Company 3 Method, Inc. may elect to exercise its early termination right at Harlow for 59,646 square feet effective November 30, 2029, December 31, 2029, January 31, 2030 or February 28, 2030 by delivering written notice on or before November 1, 2028. We own 51% of the ownership interest in the consolidated joint venture that owns Harlow.
13. WeWork Companies Inc. expirations by square footage and property: (i) 54,336 square feet at Hill7 expiring January 31, 2030, (ii) 51,205 square feet at Maxwell expiring June 30, 2031, (iii) 66,056 square feet at 1455 Market expiring October 31, 2031 and (iv) 146,611 square feet at Bentall Centre expiring October 31, 2033. We own 55% of the ownership interest in the consolidated joint ventures that own Hill7 and 1455 Market, and 20% of the ownership interest in the unconsolidated joint venture that owns Bentall Centre.
14. GitHub Inc. expirations by square footage and property: (i) 57,120 square feet at 275 Brannan and (ii) 35,330 square feet at 625 Second.
15. Paypal, Inc. may elect to exercise its early termination right for the entire premises effective July 17, 2026 by delivering written notice on or before July 17, 2025.

Industry Diversification

Our office portfolio is currently leased to a variety of companies. The following table summarizes information relating to the industry diversification in our office portfolio as of December 31, 2022:

Industry[1]	Square Feet[2][3]	Rent as Percent of Total	Company's Share Square Feet[2][4]	Company's Share Percent of Total
Technology	4,691,094	38.6 %	4,019,347	40.6 %
Media and Entertainment	1,778,038	15.8	1,243,524	13.4
Legal	685,062	7.1	640,071	8.3
Business Services	1,142,813 [5]	8.3	827,178 [6]	7.9
Retail	1,414,421 [7]	8.0	1,068,056 [8]	7.4
Other	804,314	6.1	646,583	6.6
Financial Services	925,705	6.9	649,264	6.6
Real Estate	541,964	3.2	287,689	2.5
Healthcare	232,708	2.0	222,432	2.4
Insurance	249,201	1.6	190,459	1.7
Educational	101,243	1.0	94,411	1.1
Government	155,655	0.8	112,274	0.8
Advertising	60,075	0.6	55,656	0.7
Total	**12,782,293**	**100.0 %**	**10,056,944**	**100.0 %**

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1. Determined by management using Thompson Reuters Business Classification and presented in order of Company's Share of annualized base rent.
2. Excludes signed leases not commenced.
3. Excludes 189,312 square feet occupied by the Company.
4. Excludes 163,310 square feet occupied by the Company.
5. Includes 493,771 square feet occupied by co-working tenants (represents 3.5% of total annualized base rent).
6. Includes 298,915 square feet occupied by co-working tenants (represents 2.7% of the Company's Share of total annualized base rent).
7. Includes 329,573 square feet of storefront retail (represents 1.7% of total annualized base rent).
8. Includes 279,826 square feet of storefront retail (represents 1.8% of the Company's Share of total annualized base rent).

Lease Distribution

The following table sets forth information relating to the distribution of leases in our office portfolio, based on net rentable square feet under lease as of December 31, 2022:

				Company's Share		
Square Feet Under Lease	Number of Leases	Total Leased Square Feet	Annualized Base Rent[1]	Number of Leases	Total Leased Square Feet	Annualized Base Rent[1]
10,000 or Less	640	2,288,823	$ 116,891,780	671	2,018,689	$ 108,588,838
10,001-25,000	103	1,571,607	82,270,999	87	1,338,980	79,718,601
25,001-50,000	56	2,060,547	128,415,177	53	1,902,942	121,941,858
50,001-100,000	32	2,179,821	122,259,398	23	1,564,431	91,899,372
Greater than 100,000	18	4,681,495	256,338,195	15	3,231,901	179,004,736
Building Management Use	43	189,312	—	43	163,310	—
Signed Leases Not Commenced	38	265,515	14,198,540	38	252,933	13,773,153
Total	**930**	**13,237,120**	**$ 720,374,089**	**930**	**10,473,186**	**$ 594,926,558**

1. Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements or deferments)), including uncommenced leases, as of December 31, 2022 (ii) by 12. Annualized base rent does not reflect tenant reimbursements.

Lease Expirations

The following table summarizes the lease expirations for leases in place as of December 31, 2022, including vacancies. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants did not exercise any renewal options.

				Company's Share[1]					
Year of Lease Expiration	Number of Leases Expiring[2]	Square Footage of Expiring Leases[3]	Square Footage of Expiring Leases[4]	Percent of Office Portfolio Square Feet	Annualized Base Rent[5]	Percentage of Office Portfolio Annualized Base Rent	Annualized Base Rent Per Leased Square Foot[6]	Annualized Base Rent at Expiration	Annualized Base Rent Per Lease Square Foot at Expiration[7]
Vacant		2,613,113	2,507,618	19.3 %					
2022	23	335,609	318,236	2.5	$15,925,373	2.7 % $	50.04	$ 15,925,373 $	50.04
2023	181	1,715,646	1,386,136	10.7	74,185,115	12.5	53.52	74,354,963	53.64
2024	177	1,817,628	1,538,321	11.8	87,453,071	14.6	56.85	92,183,394	59.92
2025	145	1,889,511	1,550,542	12.0	94,240,589	15.9	60.78	101,095,277	65.20
2026	71	704,681	641,128	4.9	39,767,322	6.7	62.03	43,867,132	68.42
2027	92	970,573	822,819	6.3	49,181,270	8.3	59.77	55,353,025	67.27
2028	43	989,186	818,986	6.3	57,449,900	9.7	70.15	66,664,159	81.40
2029	22	378,524	271,028	2.1	20,317,704	3.4	74.97	24,074,742	88.83
2030	17	1,543,298	1,180,165	9.1	57,081,566	9.6	48.37	72,898,772	61.77
2031	14	1,103,292	674,300	5.2	38,343,420	6.4	56.86	50,432,614	74.79
Thereafter	25	1,306,413	838,865	6.5	46,759,609	7.9	55.74	66,916,815	79.77
Building management use[8]	43	189,312	163,310	1.3	—	—	—	—	—
Signed leases not commenced[9]	38	265,515	252,933	2.0	13,773,153	2.3	54.45	16,628,634	65.74
Portfolio Total/ Weighted Average	**891**	**15,822,301**	**12,964,387**	**100.0 %**	**$594,478,092**	**100.0 % $**	**56.85**	**$680,394,900 $**	**65.07**

1. Calculated based on the Company's consolidated portfolio, plus the Company's share of the amount from the Company's unconsolidated joint ventures (calculated based on the Company's percentage ownership interests), minus the Company's partners' share of the amount from the Company's consolidated joint ventures (calculated based on the partners' percentage ownership interests).

2. Does not include 39 month-to-month leases.
3. Total expiring square footage does not include 27,932 square feet of month-to-month leases.
4. Total expiring square footage does not include 16,418 square feet of month-to-month leases.
5. Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements or deferments)) as of December 31, 2022, by (ii) 12. Annualized base rent does not reflect tenant reimbursements. Rent data for our office properties is presented on an annualized basis without regard to cancellation options.
6. Annualized base rent per square foot for all lease expiration years is calculated as (i) base rental payments (defined as cash base rents (before abatements or deferments)) under commenced leases, divided by (ii) square footage under commenced leases as of December 31, 2022.
7. Annualized base rent per leased square foot and annualized base rent per square foot at expiration for signed leases not commenced reflects uncommenced leases for spaces not occupied as of December 31, 2022 and is calculated as (i) base rental payments (defined as cash base rents at expiration (before abatements or deferments)) under uncommenced leases for vacant space as of December 31, 2022, divided by (ii) square footage under uncommenced leases as of December 31, 2022.
8. Reflects management offices occupied by the Company with various expiration dates.
9. Annualized base rent per leased square foot and annualized base rent per square foot at expiration for signed leases not commenced reflects uncommenced leases for spaces not occupied as of December 31, 2022 and is calculated as (i) base rental payments (defined as cash base rents at expiration (before abatements or deferments)) under uncommenced leases for vacant space as of December 31, 2022, divided by (ii) square footage under uncommenced leases as of December 31, 2022.

Historical Tenant Improvements and Leasing Commissions

The following table represents 100% share of consolidated and unconsolidated joint ventures, summarizing historical information regarding tenant improvement and leasing commission costs for tenants at our office properties:

	Year Ended December 31,		
	2022	2021	2020
Renewals[1]			
Number of leases	162	120	90
Square feet	1,172,126	1,070,864	459,921
Tenant improvement costs per square foot[2][3]	$ 11.66	$ 7.31	$ 4.40
Leasing commission costs per square foot[2]	9.50	6.92	5.04
Total tenant improvement and leasing commission costs	$ 21.16	$ 14.23	$ 9.44
New leases[4]			
Number of leases	140	122	72
Square feet	943,650	730,235	340,415
Tenant improvement costs per square foot[2][3]	$ 65.71	$ 62.00	$ 66.09
Leasing commission costs per square foot[2]	18.10	14.69	12.30
Total tenant improvement and leasing commission costs	$ 83.81	$ 76.69	$ 78.39
TOTAL			
Number of leases	302	242	162
Square feet	2,115,776	1,801,099	800,336
Tenant improvement costs per square foot[2][3]	$ 36.41	$ 28.63	$ 29.13
Leasing commission costs per square foot[2]	13.44	9.95	7.95
TOTAL TENANT IMPROVEMENT AND LEASING COMMISSION COSTS	$ 49.85	$ 38.58	$ 37.08

_____

1. Excludes retained tenants that have relocated or expanded into new space within our portfolio.
2. Assumes all tenant improvement and leasing commissions are paid in the calendar year in which the lease is executed, which may be different than the year in which they were actually paid.
3. Tenant improvement costs are based on negotiated tenant improvement allowances set forth in leases, or, for any lease in which a tenant improvement allowance was not specified, the aggregate cost originally budgeted at the time the lease commenced.
4. Includes retained tenants that have relocated or expanded into new space within our portfolio.

Studio Portfolio

Our owned studio portfolio, excluding studios under repositioning, redevelopment and development consists of four properties, comprising an aggregate of 1.3 million square feet predominantly located in the Hollywood submarket of Los Angeles. We define our studio properties as owned real estate primarily used for the physical production of media content, such as television programs, feature films, commercials, music videos and photographs. These properties feature a fully integrated environment within which our studio-focused tenants can access production, post-production, traditional office component and support facilities that enables them to conduct their business in a collaborative and efficient setting. In addition, we require tenants at our studio properties to use our lighting, equipment rental, parking, power, HVAC and telecommunications (telephone and internet). Accordingly, our other property-related revenues typically track overall occupancy of our studio properties.

The following table summarizes information relating to each of the studio properties owned as of December 31, 2022:

Property	Square Feet	Percent Leased		Annual Base Rent		Annual Base Rent Per Leased Square Foot	
Same-store studio:							
Los Angeles, California							
Sunset Gower Studios[1]	556,401	81.8 %		$ 21,342,032		$ 46.16	
Sunset Bronson Studios	308,026	91.7		10,833,750		37.27	
Sunset Las Palmas Studios[2]	366,027	82.8		14,805,599		50.49	
Total same-store studio[3]	**1,230,454**	**84.6**	[4]	**46,981,381**	[5]	**44.74**	[6]
Non-Same-store studio:							
Albuquerque, New Mexico							
5801 Bobby Foster Road[7]	35,562	— %					
Total non-same-store studio	**35,562**	**— %**					
TOTAL STUDIO[8]	**1,266,016**						

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1. 6,650 square feet located at Sunset Gower Studios was taken off-line for repositioning.
2. 18,594 square feet located at Sunset Las Palmas Studios was taken off-line for repositioning.
3. Same-store studio defined as all studios owned and included in our portfolio as of January 1, 2021 and still owned and included in our portfolio as of December 31, 2022. We own 51% of the ownership interest in the consolidated joint venture that owns Sunset Gower Studios, Sunset Bronson Studios and Sunset Las Palmas Studios.
4. Percent leased for same-store studio is the average percent leased for the 12 months ended December 31, 2022.
5. Annual base rent for same-store studio reflects actual base rent for the 12 months ended December 31, 2022, excluding tenant reimbursements.
6. Annual base rent per leased square foot for same-store studio calculated as (i) annual base rent divided by (ii) square footage under lease as of December 31, 2022.
7. Acquired July 15, 2022. Property is located approximately 2.5 miles from Netflix's Albuquerque studios and includes approximately 29 acres of land utilized to operate more than 90 trailers and other assets serving surrounding production industry. Existing improvements have a history of use under production leases with media companies.
8. Does not include 241,000 square feet related to Sunset Glenoaks Studios which is currently under construction. We own 50% of the ownership interest in the unconsolidated joint venture that owns Sunset Glenoaks Studios.

Through our production services-related operating companies, we own 1,622 vehicles, including trucks, trailers and high-end motor homes, lighting and grip, supplies and other equipment and the lease rights to 27 sound stages. These businesses include Zio Entertainment Network, LLC ("Zio") and Star Waggons, LLC ("Star Waggons"), which we acquired in 2021 and are now operating collectively as part of Quixote Studios, LLC ("Quixote"), which we acquired in 2022. Quixote serves both on-lot and on-location filming in key US media markets in California, New Mexico, Louisiana, Georgia and New York. Similar to our studio lots, production services users comprises a mix of television, feature film, commercials, music video and print.

Repositioning, Redevelopment, Development and Held-for-Sale Portfolio

Properties are selected for repositioning when a portion of the asset is reclassified for purposes of improving its quality and value through investment of significant capital, resulting in substantial down time in occupancy. Properties are selected for redevelopment or development when we believe the result will render a higher economic return. A redevelopment can consist of a range of improvements to a property, and may constitute a complete structural renovation of a building or remodeling select areas to make the property more attractive to tenants. Repositioning, redevelopment, development and held-for-sale properties are excluded from our in-service portfolio to maintain consistency in evaluating our performance from period to period. The repositioning, redevelopment and development processes are generally capital-intensive and occur over the course of several months or years. Commonly associated with newly-acquired properties, redevelopment efforts may also occur at properties we currently own.

The following table summarizes information relating to each of the repositioning, redevelopment, development and held-for-sale properties owned as of December 31, 2022:

Location	Submarket	Square Feet[1]
Repositioning:		
95 Jackson	Pioneer Square	35,905
875 Howard	San Francisco	96,240
Rincon Center	San Francisco	36,905
Page Mill Center	Palo Alto	79,056
Palo Alto Square	Palo Alto	12,740
Metro Plaza	North San Jose	50,847
10850 Pico[2]	West Los Angeles	96,322
Sunset Gower Studios[3]	Hollywood	6,650
Sunset Las Palmas Studios[3]	Hollywood	18,594
Total repositioning		**433,259**
Development:		
Washington 1000	Denny Triangle	546,000
Sunset Glenoaks Studios[4]	Los Angeles	241,000
Total development		**787,000**
Held-for-Sale:		
Skyway Landing[5]	Redwood Shores	246,997
Total held-for-sale		**246,997**
TOTAL REPOSITIONING, REDEVELOPMENT, DEVELOPMENT AND HELD-FOR-SALE		**1,467,256**

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1. Determined by management based upon estimated leasable square feet, which may be less or more than the BOMA rentable area. Square footage may change over time due to re-measurement or re-leasing.
2. We own 75% of the ownership interest in the consolidated joint venture that owns 10850 Pico.
3. We own 51% of the ownership interest in the consolidated joint venture that owns Sunset Gower Studios and Sunset Las Palmas Studios.
4. We own 50% of the ownership interest in the unconsolidated joint venture that owns Sunset Glenoaks Studios.
5. Skyway Landing was sold on February 6, 2023.

Land Portfolio

The following table summarizes information relating to each of the consolidated and unconsolidated land properties owned as of December 31, 2022:

Location	Submarket	Square Feet[1]	Percent of Total
Greater London, UK			
Sunset Waltham Cross Studios[2]	Broxbourne	1,167,347	32.6 %
Subtotal		**1,167,347**	**32.6 %**
Vancouver, British Columbia			
Burrard Exchange[3]	Downtown Vancouver	450,000	12.5 %
Subtotal		**450,000**	**12.5 %**
San Francisco Bay Area, California			
Cloud10	North San Jose	350,000	9.8 %
Subtotal		**350,000**	**9.8 %**
Los Angeles, California			
Sunset Bronson Studios Lot D—Development[4][5]	Hollywood	19,816	0.6 %
Sunset Gower Studios—Development[5][6]	Hollywood	478,845	13.4
Sunset Las Palmas Studios—Development[5]	Hollywood	617,581	17.2
Element LA	West Los Angeles	500,000	13.9
Subtotal		**1,616,242**	**45.1 %**
TOTAL LAND		**3,583,589**	**100.0 %**

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1. Square footage for land assets represents management's estimate of developable square feet, the majority of which remains subject to entitlement approvals that have not yet been obtained.
2. We own 35% of the of the ownership interest in the unconsolidated joint venture that owns Sunset Waltham Cross Studios. During fourth quarter 2022, we acquired an additional 13 acres of land adjacent to Sunset Waltham Cross Studios. The site will serve as expansion back lot, base camp, and general support for the main studio lot.
3. We own 20% of the ownership interest in the unconsolidated joint venture that owns Burrard Exchange. The construction of Burrard Exchange may require the demolition of certain retail square footage.
4. Square footage for Sunset Bronson Studios Lot D—Development represents management's estimate of developable square footage for 33 residential units.
5. We own 51% of the ownership interest in the consolidated joint venture that owns Sunset Bronson Studios, Sunset Gower Studios and Sunset Las Palmas Studios.
6. Estimated square footage for Sunset Gower Studios—Development is net of 130,169 square feet of anticipated demolition in connection with the development.

ITEM 3. Legal Proceedings

From time to time, we are a party to various lawsuits, claims and other legal proceedings arising out of, or incident to, our ordinary course of business. We are not currently a party, as plaintiff or defendant, to any legal proceedings that we believe to be material or that, individually or in the aggregate, would be expected to have a material adverse effect on our business, financial condition, results of operations or cash flows if determined adversely to us.

ITEM 4. Mine Safety Disclosures

Not applicable.

ITEM 5.   Market for Hudson Pacific Properties, Inc. Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Overview

As of February 3, 2022, Hudson Pacific Properties, Inc. had 77 stockholders of record of our common stock. Hudson Pacific Properties, Inc. common stock has traded on the NYSE under the symbol "HPP" since June 24, 2010.

Dividends

We intend to pay dividends each taxable year (not including a return of capital for federal income tax purposes) equal to at least 90% of REIT taxable income. We intend to pay regular quarterly dividends to our stockholders. Currently, we pay dividends to our stockholders quarterly in March, June, September and December. Dividends are paid to those stockholders who are stockholders as of the dividend record date. Dividends are paid at the discretion of our board of directors and dividend amounts depend on our available cash flows, financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors that our board of directors deems relevant.

Issuer Purchases of Equity Securities

During the fourth quarter of 2022, certain employees surrendered common shares owned by them to satisfy their statutory federal income tax obligation associated with the vesting of restricted common shares of beneficial interest issued under our 2010 Incentive Award Plan.

The following table summarizes all of the repurchases of Hudson Pacific Properties, Inc. equity securities during the fourth quarter of 2022:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
December 1 - December 31, 2022	70,722 [2]	$ 9.73 [3]	—	36,623,832
TOTAL	70,722	$ 9.73	—	

1. Our board of directors authorized a share repurchase program to buy up to $250.0 million of the outstanding common stock of Hudson Pacific Properties, Inc. The program does not have a termination date, and repurchases may commence or be discontinued at any time. A cumulative total of $213.4 million had been repurchased under the program as of December 31, 2022.
2. Includes shares of common stock remitted to Hudson Pacific Properties, Inc. to satisfy tax withholding obligations in connection with the vesting of restricted stock.
3. The price paid per share is based on the closing price of our common stock, as reported by the NYSE, as of the date of the vesting of restricted stock.

Equity Compensation Plan Information

Our equity compensation plan information required by this item is incorporated by reference to the information in Part III, Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report on Form 10-K.

Market for Hudson Pacific Properties, L.P. Common Capital, Related Unitholder Matters and Issuer Purchases of Units

Overview

There is no established public trading market for our operating partnership's common units. As of February 3, 2022, there were 21 holders of record of common units (including through our general partnership interest).

Distributions

We intend to make distributions each taxable year, and intend to make regular quarterly distributions to our unitholders. Currently, we make distributions to our unitholders quarterly in March, June, September and December. Distributions are made to those unitholders who are unitholders as of the distribution record date. Distributions are made at the discretion of our board of directors and distribution amounts depend on our available cash flows, financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors that our board of directors deems relevant.

Recent Sales of Unregistered Securities

During the fourth quarter of 2022, our operating partnership issued partnership units in private placements in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act, in the amounts and for the consideration set forth below.

During the fourth quarter of 2022, the Company issued an aggregate of 201,880 shares of its common stock in connection with restricted stock awards for no cash consideration, out of which 70,722 shares of common stock were forfeited to the Company in connection with tax withholding obligations for a net issuance of 131,158 shares of common stock. For each share of common stock issued by the Company in connection with such an award, our operating partnership issued a restricted common unit to the Company as provided in the partnership agreement of our operating partnership. During the fourth quarter of 2022, our operating partnership issued 131,158 common units to the Company. Investors who own common units have the right to cause our operating partnership to repurchase any or all of their common units for cash at a value equal to the then-current market value of one share of common stock. However, in lieu of such payment of cash, the Company may, at its election, issue shares of its common stock in exchange for such common units on a one-for-one basis. The operating partnership also issued 345,578 long-term incentive plan units during the fourth quarter of 2022. Long-term incentive plan units may also, under certain circumstances, be convertible into common units on a one-for-one basis, which are then exchangeable for shares of the Company's common stock as described above.

All other issuances of unregistered equity securities of our operating partnership during the year ended December 31, 2022 have previously been disclosed in filings with the SEC. For all issuances of units to the Company, our operating partnership relied on the Company's status as a publicly traded NYSE-listed company with approximately $9.32 billion in total consolidated assets and as our operating partnership's majority owner and sole general partner as the basis for the exemption under Section 4(a)(2) of the Securities Act.

Equity Compensation Plan Information

Our equity compensation plan information required by this item is incorporated by reference to the information in Part III, Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report on Form 10-K.

Stock Performance Graph

The information below shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, other than as provided in Item 201 of Regulation S-K, or to the liabilities of Section 18 of the Exchange Act, except to the extent we specifically request that such information be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act or the Exchange Act.

The following graph shows our cumulative total stockholder return for the five-year period ending on December 31, 2022. The graph assumes a $100 investment in each of the indices on December 31, 2017 and the reinvestment of all dividends. The graph also shows the cumulative total returns of the Standard & Poor's 500 Stock Index ("S&P 500"), and industry peer groups. Our stock price performance shown in the following graph is not indicative of future stock price performance.

Total Return Performance



Index	Period Ending					
	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
Hudson Pacific Properties, Inc.	100.00	87.50	116.68	77.71	83.00	35.03
S&P 500	100.00	95.62	125.72	148.85	191.58	156.88
MSCI U.S. REIT	100.00	95.43	120.09	110.99	158.79	119.87
Dow Jones Equity All REIT	100.00	95.90	123.46	117.54	165.97	124.47
Dow Jones U.S. Real Estate Office	100.00	86.95	114.14	95.18	117.00	75.40
FTSE NAREIT All Equity REITs	100.00	95.96	123.46	117.14	165.51	124.22

ITEM 6.   [Reserved]

ITEM 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion relates to our consolidated financial statements and should be read in conjunction with the consolidated financial statements and the related notes, see Part IV, Item 15(a) "Exhibits, Financial Statement Schedules." Statements in this Item 7 contain forward-looking statements. Such statements are subject to risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. In particular, information concerning projected future occupancy rates, rental rate increases, property development timing and investment amounts contain forward-looking statements. Furthermore, all of the statements regarding future financial performance (including anticipated funds from operations ("FFO") market conditions and demographics) are forward-looking statements. Numerous factors will affect our actual results, some of which are beyond our control. These include the strength of commercial and industrial real estate markets, market conditions affecting tenants, competitive market conditions, interest rate levels, volatility in our stock price and capital market conditions. Accordingly, investors should use caution and not place undue reliance on this information, which speaks only as of the date of this report. We expressly disclaim any responsibility to update any forward-looking information, whether as a result of new information, future events, or otherwise, except to the extent we are required to do so in connection with our ongoing requirements under federal securities laws to disclose material information.

For a discussion of important risks related to our business, and related to investing in our securities, including risks that could cause actual results and events to differ materially from results and events referred to in the forward-looking statements see Part I, Item 1A "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

Executive Summary

Through our interest in Hudson Pacific Properties, L.P. (our operating partnership) and its subsidiaries, at December 31, 2022, our portfolio of owned real estate included office properties comprising approximately 15.9 million square feet, studio properties comprising approximately 35 sound stages and 1.5 million square feet and land properties comprising approximately 3.6 million square feet of undeveloped density rights. Our production services assets included approximately 1,622 vehicles, lighting and grip, production supplies and other equipment and the lease rights to 27 sound stages.

As of December 31, 2022, our in-service office portfolio was 89.7% leased (including leases not yet commenced). Our same-store studio properties average percent leased for the twelve months ended December 31, 2022 was 84.6%.

Current Year Highlights

Business Acquisitions

On August 31, 2022, the Company acquired 100% of the equity interests in Quixote, which provides sound stages, cast trailers and trucks and other equipment essential for media content production and will expand the Company's service offerings for its studio platform. Please refer to Part IV, Item 15 (a) "Exhibits, Financial Statement Schedules—Note 3 to the Consolidated Financial Statements—Business Combinations" for details.

Property Acquisitions

On April 27, 2022, the Company completed its previously announced acquisition of Washington 1000, a fully entitled office development site in Seattle, Washington for a total purchase price of $85.6 million, before certain credits, prorations and closing costs.

On May 19, 2022, the Company purchased a parcel of land at Sunset Gower Studios that was previously encumbered by a ground lease for a total purchase price of $22.0 million, before certain credits, prorations and closing costs.

On July 15, 2022, the Company purchased 5801 Bobby Foster Road, approximately 29 acres of land with an office/warehouse located in Albuquerque, New Mexico, for the storage of trailers and other rental assets used to serve the surrounding studio production industry. The property was acquired for a total purchase price of $8.0 million, before certain credits, prorations and closing costs.

Please refer to Part IV, Item 15 (a) "Exhibits, Financial Statement Schedules—Note 4 to the Consolidated Financial Statements—Investment in Real Estate" for details.

Property Dispositions

During the year ended December 31, 2022, the Company sold its Del Amo, Northview Center and 6922 Hollywood properties for $2.8 million, $46.0 million and $96.0 million, respectively. Please refer to Part IV, Item 15 (a) "Exhibits, Financial Statement Schedules—Note 4 to the Consolidated Financial Statements—Investment in Real Estate" for details.

Held for Sale

As of December 31, 2022, the Company had one property classified as held for sale—Skyway Landing—as this property was considered non-strategic to the Company's portfolio. The property was subsequently sold on February 6, 2023 for $102.0 million before certain credits, prorations and closing costs. Please refer to Part IV, Item 15 (a) "Exhibits, Financial Statement Schedules—Note 4 to the Consolidated Financial Statements—Investment in Real Estate" for details.

Under Construction and Future Development Projects

The following table summarizes the properties currently under construction and future developments as of December 31, 2022:

Location	Submarket	Estimated Square Feet[1]	Estimated Completion Date	Estimated Stabilization Date
Under Construction:				
Sunset Glenoaks Studios[2]	Los Angeles	241,000	Q3-2023	Q2-2024
Washington 1000	Denny Triangle	546,000	Q1-2024	Q1-2026
Total Under Construction		**787,000**		
Future Development Pipeline:				
Burrard Exchange at Bentall Centre[3]	Downtown Vancouver	450,000	TBD	TBD
Sunset Waltham Cross Studios[4]	Broxbourne	1,167,347	TBD	TBD
Sunset Gower Studios—Development[5]	Hollywood	478,845	TBD	TBD
Sunset Las Palmas Studios—Development[5]	Hollywood	617,581	TBD	TBD
Cloud10	North San Jose	350,000	TBD	TBD
Element LA—Development	West Los Angeles	500,000	TBD	TBD
Sunset Bronson Studios Lot D—Development[5]	Hollywood	19,816	TBD	TBD
Total Future Development Pipeline		**3,583,589**		
TOTAL UNDER CONSTRUCTION AND FUTURE DEVELOPMENT PIPELINE		**4,370,589**		

1. Determined by management based upon estimated leasable square feet, which may be less or more than the BOMA rentable area. Square footage may change over time due to re-measurement or re-leasing.
2. We own 50% of the ownership interests in the unconsolidated joint venture that owns Sunset Glenoaks Studios.
3. We own 20% of the ownership interests in the unconsolidated joint venture that owns Burrard Exchange.
4. We own 35% of the ownership interests in the unconsolidated joint venture that owns Sunset Waltham Cross Studios.
5. We own 51% of the ownership interests in the consolidated joint venture that owns Sunset Gower Studios, Sunset Las Palmas Studios and Sunset Bronson Studios.

Financings

During the year ended December 31, 2022, there were $260.0 million in borrowings on the unsecured revolving credit facility, net of repayments. The Company generally uses the unsecured revolving credit facility to finance the acquisition of properties and businesses, to provide funds for tenant improvements and capital expenditures and to provide for working capital and other corporate purposes.

In July 2022, the Company repaid its in-substance defeased debt in the amount of $126.4 million in full using the proceeds from the maturity of its U.S. Government securities in June 2022.

In August 2022, the Company modified the existing loan agreement secured by its 1918 Eighth property, whereby the LIBOR-based floating interest rate was replaced with a term SOFR-based floating interest rate.

In August 2022, the Company acquired Quixote. In conjunction with the acquisition, the Company obtained a $160.0 million note payable from the sellers secured by the assets of Quixote. The loan has an interest rate of 5.00% per annum and is interest-only through the maturity date of December 31, 2023.

In September 2022, the operating partnership completed an underwritten public offering of $350.0 million of 5.95% registered senior notes due in 2028, which were issued at a discount of 99.614% of par and are fully and unconditionally guaranteed by the Company. The net proceeds from the offering, after deducting the underwriting discount and commissions, were approximately $346.5 million and were used to repay the outstanding borrowings under its unsecured revolving credit facility. An amount equal to the net proceeds has been allocated to new or existing eligible green projects.

In September 2022, the operating partnership entered into the First Modification Agreement to the Fourth Amended and Restated Credit Agreement, which replaced the LIBOR-based floating interest rate option with a term SOFR-based floating interest rate option as a benchmark rate for borrowings denominated in U.S. dollars for all purposes under the existing credit agreement.

In November 2022, the Company modified the existing loan agreement secured by its One Westside property, whereby the LIBOR-based floating interest rate was replaced with a term SOFR-based floating interest rate.

Factors That May Influence Our Operating Results

Business and Strategy

We invest in Class-A office and studio properties located in high barrier-to-entry, innovation-centric submarkets with significant growth potential. Our world-class sustainable office and studio properties within these submarkets allow us to attract and retain quality companies as tenants, many in the increasingly synergistic technology and media and entertainment sectors. The purchase of properties with a value-add component, typically sourced through off-market transactions, also facilitates our long-term growth. These types of assets afford us the opportunity to capture embedded rent growth and occupancy upside, as we strategically invest capital to reposition and redevelop assets to generate additional cash flow. We take a measured approach to ground-up development, with most under-construction, planned or potential projects located on ancillary sites that are part of existing operating assets. We also acquire and operate leading production services companies to further expand the service offerings for our studio platform and our geographic reach to other studios and on-location filming. Management expertise and valuable strategic relationships across disciplines supports execution at all levels of our operations. Specifically, aggressive leasing and proactive asset management, combined with a focus on maintaining a conservative balance sheet, are central to our strategy.

Rental Revenue

The amount of net rental revenue generated by the properties in our portfolio depends principally on our ability to maintain the occupancy rates of currently leased space and to lease currently available space and space that becomes available from lease terminations. As of December 31, 2022, the percent leased for our in-service office properties was approximately 89.7% (or 88.0%, excluding leases signed but not commenced as of that date). As of December 31, 2022, the percent leased, based on a 12-month trailing average, was approximately 84.6% for same-store studio properties. The amount of rental revenue generated by us also depends on our ability to maintain or increase rental rates at our properties. We believe that the average rental rates for our office properties are generally below the current average quoted market rate. We believe the average rental rates for our studio properties are generally equal to current average quoted market rates. Negative trends in one or more of these factors could adversely affect our rental revenue in future periods. Future economic downturns or regional downturns affecting our submarkets or downturns in our tenants' industries that impair our ability to renew or re-let space and the ability of our tenants to fulfill their lease commitments, as in the case of tenant bankruptcies, could adversely affect our ability to maintain or increase rental rates at our properties. In addition, growth in rental revenue will also partially depend on our ability to acquire additional properties that meet our investment criteria.

Conditions in Our Markets

We own real estate primarily in California, the Pacific Northwest, Western Canada and Greater London, United Kingdom. We operate our production services business in key US media markets in California, New Mexico, Louisiana, Atlanta and New York. Positive or negative changes in economic or other conditions in any of the markets in which we own real estate and/or operate, including state budgetary shortfalls, employment rates, natural hazards and other factors, may impact our overall performance.

Operating Expenses

Our operating expenses generally consist of utilities, cleaning, engineering, administrative, property, *ad valorem* taxes and site maintenance costs. Increases in these expenses over tenants' base years are generally passed on to tenants in our full-service gross lease properties and are generally paid in full by tenants in our net lease properties. Certain of our properties have been reassessed for property tax purposes as a result of subsequent acquisition, development, redevelopment and other reassessments that remain pending. In the case of completed reassessments, the amount of property taxes we pay reflects the valuations established with the county assessors for the relevant locations of each property as of IPO or their subsequent acquisition. With respect to pending reassessments, we similarly expect the amount of property taxes we pay to reflect the valuations established with such county assessors.

Taxable REIT Subsidiaries

Hudson Pacific Services, Inc., or our services company, is a Maryland corporation that is wholly-owned by our operating partnership. We have elected, together with our services company and certain of our subsidiaries, to treat our services company and such other subsidiaries as taxable REIT subsidiaries for federal income tax purposes, and we may form additional taxable REIT subsidiaries in the future. Our taxable REIT subsidiaries generally may provide both customary and non-customary services to our tenants and engage in other activities that we may not engage in directly without adversely affecting our qualification as a REIT. Our services company and its subsidiaries provide a number of services to certain tenants at our studio properties and, from time to time, one or more taxable REIT subsidiaries may provide services to our tenants at these and other properties. In addition, our operating partnership has contributed some or all of its interests in certain subsidiaries or their assets to our services company. We currently lease space to subsidiaries of our services company at our studio properties and may, from time to time, enter into additional leases with one or more taxable REIT subsidiaries. Any income earned by our taxable REIT subsidiaries will not be included in our taxable income for purposes of the 75% or 95% gross income tests, except to the extent such income is distributed to us as a dividend, in which case such dividend income will qualify under the 95%, but not the 75%, gross income test. Because a taxable REIT subsidiary is subject to federal income tax, and state and local income tax (where applicable), as a regular C corporation, the income earned by our taxable REIT subsidiaries generally will be subject to an additional level of tax as compared to the income earned by our other subsidiaries.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to acquiring, developing and assessing the carrying values of our real estate properties, the fair value measurement of contingent consideration, assets acquired and liabilities assumed in business combination transactions, determining the incremental borrowing rate used in the present value calculations of our new or modified operating lessee agreements, our accrued liabilities, and our performance-based equity compensation awards. We base our estimates on historical experience, current market conditions, and various other assumptions that are believed to be reasonable under the circumstances. Actual results could materially differ from these estimates. The following critical accounting policies discussion reflects what we believe are the most significant estimates, assumptions and judgments used in the preparation of our consolidated financial statements. See Part IV, Item 15(a) "Exhibits, Financial Statement Schedules—Note 2 to the Consolidated Financial Statements—Summary of Significant Accounting Policies" for details on our significant accounting policies.

Investment in Real Estate Properties

Acquisitions

Our acquisitions of real estate are accounted for using the acquisition method. The results of operations for each of these acquisitions are included in our Consolidated Statements of Operations from the date of acquisition.

We evaluate each acquisition of real estate to determine if the integrated set of assets and activities acquired meet the definition of a business and need to be accounted for as a business combination in accordance with ASC 805, *Business Combinations*. An integrated set of assets and activities would fail to qualify as a business if either (i) substantially all of the fair value of the gross assets acquired is concentrated in either a single identifiable asset or a group of similar identifiable assets or (ii) the integrated set of assets and activities is lacking, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs (i.e., revenue generated before and after the transaction). An acquired process is considered substantive if (i) the process includes an organized workforce (or includes an acquired contract that provides access to an organized workforce), that is skilled, knowledgeable, and experienced in performing the process, (ii) the process cannot be replaced without significant cost, effort, or delay or (iii) the process is considered unique or scarce.

Acquisitions of real estate will generally not meet the definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e., land, buildings and improvements and related intangible assets or liabilities) or because the acquisition does not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay.

Acquisitions that do not meet the definition of a business

When we acquire properties that are considered asset acquisitions, the purchase price, which includes transaction-related expenses, is allocated based on relative fair value of the assets acquired and liabilities assumed. Assets acquired and liabilities assumed include, but are not limited to, land, building and improvements, intangible assets related to above-and below-market leases, intangible assets related to in-place leases, debt and other assumed assets and liabilities. The purchase price accounting is finalized in the period of acquisition.

The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant. The fair value of acquired "above- and below-" market leases are based on the estimated cash flow projections utilizing discount rates that reflect the risks associated with the leases acquired. The amount recorded is based on the present value of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the extended below-market term for any leases with below-market renewal options. Other intangible assets acquired include amounts for in-place lease values that are based on our evaluation of the specific characteristics of each tenant's lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, market conditions and costs to execute similar leases. In estimating carrying costs, we include estimates of lost rents at market rates during the hypothetical expected lease-up periods, which are dependent on local market conditions. In estimating costs to execute similar leases, we consider leasing commissions, legal and other related costs. The fair value debt assumed is based on the estimated cash flow projections utilizing interest rates available for the issuance of debt with similar terms and remaining maturities.

The Company applies a cost accumulation and allocation model to acquisitions that meet the definition of an asset acquisition. Under this model, the purchase price is allocated based on the relative fair value of the assets acquired and liabilities assumed. Additionally, acquisition-related expenses associated with an asset acquisition are capitalized as part of the purchase price.

Acquisitions that meet the definition of a business

For acquisitions that meet the definition of a business, the Company estimates the fair value of the identifiable assets and liabilities of the acquired entity on the acquisition date. We measure goodwill as the excess of consideration transferred over the net of the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Acquisition-related expenses arising from the transaction are expensed as incurred. The Company includes the results of operations of the businesses that it acquires beginning on the acquisition date.

The Company tests its goodwill and indefinite-lived intangible assets for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company first performs a qualitative assessment and will proceed to a quantitative impairment test only if qualitative factors indicate that it is more likely than not that the fair value of the reporting unit or intangible asset is less than its carrying amount.

Intangible assets with finite lives are amortized over their estimated useful lives using the straight-line method, which reflects the pattern in which the assets are consumed. The estimated useful lives for acquired intangible assets range from five to seven years. The Company assesses its intangible assets with finite lives for impairment when indicators of impairment are identified.

Cost Capitalization

We capitalize costs associated with development and redevelopment activities, capital improvements, tenant improvements and leasing activity. Costs associated with development and redevelopment that are capitalized include interest, property taxes, insurance and other costs directly related and essential to the acquisition, development or construction of a real estate project. Indirect development costs, including salaries and benefits, office rent, and associated costs for those individuals directly responsible for and who spend their time on development activities are also capitalized and allocated to the projects to which they relate. Construction and development costs are capitalized while substantial activities are ongoing to prepare an asset for its intended use. We consider a construction project as substantially complete and held available for occupancy upon the completion of tenant improvements but no later than one year after cessation of major construction activity. Costs incurred after a project is substantially complete and ready for its intended use, or after development activities have ceased, are expensed as they are incurred. Costs previously capitalized related to abandoned acquisitions or developments are charged to earnings. Expenditures for repairs and maintenance are expensed as they are incurred.

Operating Properties

The properties are generally carried at cost less accumulated depreciation and amortization. We compute depreciation and amortization using the straight-line method over the estimated useful lives of the assets as represented in the table below:

Asset Description	Estimated Useful Life (Years)
Building and improvements	Shorter of the ground lease term or 39
Land improvements	15
Furniture and fixtures	5 to 7
Tenant and leasehold improvements	Shorter of the estimated useful life or the lease term

We amortize above- and below-market lease intangibles over the remaining non-cancellable lease terms and bargain renewal periods, if applicable. The in-place lease intangibles are amortized over the remaining non-cancellable lease term. When tenants vacate prior to the expiration of their lease, the amortization of intangible assets and liabilities is accelerated. We amortize above- and below-market ground lease intangibles over the remaining non-cancellable lease terms.

Impairment of Long-Lived Assets

In accordance with GAAP, we assess the carrying value of real estate assets and related intangibles for impairment on a quarterly basis and whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable over the life of the asset or its intended holding period. Impairment losses are recorded on real estate assets held for investment when indicators of impairment are present and the future undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. We recognize impairment losses to the extent the carrying amount exceeds the fair value of the properties.

Goodwill and Acquired Intangible Assets

Goodwill is an unidentifiable intangible asset and is recognized as a residual, generally measured as the excess of consideration transferred in a business combination over the identifiable assets acquired and liabilities assumed. Goodwill is assigned to reporting units that are expected to benefit from the synergies of the business combination.

We test our goodwill and indefinite-lived intangible assets for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. Goodwill is tested for impairment at the reporting unit to which it is assigned, which can be an operating segment or one level below an operating segment. We have three operating segments: the management entity, Office and Studio, each of which is a reporting unit. The Studio reporting unit consists of Zio and Star Waggons businesses acquired during the year ended December 31, 2021 and Quixote business acquired during the year ended December 31, 2022. The assessment of goodwill for impairment may initially be performed based on qualitative factors to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying value, including goodwill. If so, a quantitative assessment is performed, and to the extent the carrying value of the reporting unit exceeds its fair value, impairment is recognized for the excess up to the amount of goodwill assigned to the reporting unit. Alternatively, the Company may bypass a qualitative assessment and proceed directly to a quantitative assessment.

A qualitative assessment considers various factors such as macroeconomic, industry and market conditions to the extent they affect the earnings performance of the reporting unit, changes in business strategy and/or management of the reporting unit, changes in composition or mix of revenues and/or cost structure of the reporting unit, financial performance and business prospects of the reporting unit, among other factors.

In a quantitative assessment, significant judgment, assumptions and estimates are applied in determining the fair value of reporting units. The Company generally uses the income approach to estimate fair value by discounting the projected net cash flows of the reporting unit, and may corroborate with market-based data where available and appropriate. Projection of future cash flows is based upon various factors, including, but not limited to, our strategic plans in regard to our business and operations, internal forecasts, terminal year residual revenue multiples, operating profit margins, pricing of similar businesses and comparable transactions where applicable, and risk-adjusted discount rates to present value future cash flows. Given the level of sensitivity in the inputs, a change in the value of any one input, in isolation or in combination, could significantly affect the overall estimation of fair value of the reporting unit.

Intangible assets with finite lives are amortized over their estimated useful lives using the straight-line method, which reflects the pattern in which the assets are consumed. The estimated useful lives for acquired intangible assets range from five to seven years. The Company assesses its intangible assets with finite lives for impairment when indicators of impairment are identified.

Revenue Recognition

The recognition of revenues related to lease components is governed by ASC 842. The revenue related to non-lease components is subject to ASC 606, *Revenue from Contracts with Customers* ("ASC 606").

We capitalize direct incremental costs of signing a lease. Internal direct compensation costs and external legal fees related to the execution of successful lease agreements that do not meet the definition of initial direct costs under ASC 842 are accounted for as office operating expense or studio operating expense in our Consolidated Statements of Operations.

We elected the lessor's practical expedient to present revenues on the Consolidated Statement of Operations as a single lease component that combines rental, tenant recoveries, and other tenant-related revenues for the office portfolio. For our rentals at the studio properties, total lease consideration is allocated to lease and non-lease components on a relative standalone basis.

We recognize rental revenue from tenants on a straight-line basis over the lease term when collectability is probable and the tenant has taken possession or controls the physical use of the leased asset. If the lease provides for tenant improvements, we determine whether the tenant improvements, for accounting purposes, are owned by the tenant or us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

- whether the lease stipulates how and on what a tenant improvement allowance may be spent;
- whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
- whether the tenant improvements are unique to the tenant or general-purpose in nature; and
- whether the tenant improvements are expected to have any residual value at the end of the lease.

Other property-related revenue is revenue that is derived from the tenants' use of lighting, equipment rental, parking, power, HVAC and telecommunications (telephone and internet). Other property-related revenue is recognized based on a five-step model and revenue is recognized once all performance obligations are satisfied.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period during which the applicable expenses are incurred. The reimbursements are recognized and presented gross, as we are generally the primary obligor with respect to purchasing goods and services from third-party suppliers, have discretion in selecting the supplier and bear the associated credit risk.

We evaluate the sales of real estate based on transfer of control. If a real estate sale contract includes ongoing involvement by the seller with the sold property, we evaluate each promised good or service under the contract to determine whether it represents a performance obligation, constitutes a guarantee or prevents the transfer of control.

Stock-Based Compensation

Compensation cost of restricted stock, restricted stock units and performance units under our equity incentive award plans are accounted for under ASC 718, *Compensation-Stock Compensation* ("ASC 718"). For time-based awards, stock-based compensation is valued based on the quoted closing price of our common stock on the applicable grant date and discounted for any hold restrictions. For performance-based awards, stock-based compensation is valued utilizing a Monte Carlo Simulation to estimate the probability of the performance vesting conditions being satisfied.

The stock-based compensation is amortized through the final vesting period on a straight-line basis and graded vesting basis for time-based awards and performance-based awards, respectively. We account for forfeitures of awards as they occur. Share-based payments granted to non-employees are accounted for in the same manner as share-based payments granted to employees.

Our compensation committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs.

Income Taxes

Our property-owning subsidiaries are limited liability companies and are treated as pass-through entities or disregarded entities (or, in the case of the entities that own the 1455 Market, Hill7, Ferry Building and 1918 Eighth properties, REITs) for federal income tax purposes. In the case of the Bentall Centre property and the Sunset Waltham Cross Studios development, the Company owns its interest in the properties through non-U.S. entities treated as TRSs for federal income tax purposes. Accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements for the activities of these entities.

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with our taxable year ended December 31, 2010. We believe that we have operated in a manner that has allowed us to qualify as a REIT for federal income tax purposes commencing with such taxable year, and we intend to continue operating in such manner. To qualify as a REIT, we are required to distribute at least 90% of our REIT taxable income, excluding net capital gains, to our stockholders and meet the various other requirements imposed by the Code relating to such matters as operating results, asset holdings, distribution levels and diversity of stock ownership.

Provided that we continue to qualify for taxation as a REIT, we are generally not subject to corporate level income tax on the earnings distributed currently to our stockholders. If we were to fail to qualify as a REIT in any taxable year, and were unable to avail ourselves of certain savings provisions set forth in the Code, all of our taxable income would be subject to federal corporate income tax. Unless entitled to relief under specific statutory provisions, we would be ineligible to elect to be treated as a REIT for the four taxable years following the year for which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

We own and may acquire direct or indirect interests in one or more Subsidiary REITs. A Subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to us. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to federal income tax, (ii) shares in such REIT would cease to be qualifying assets for purposes of the asset tests applicable to REITs and (iii) it is possible that we would fail certain of the asset tests applicable to REITs, in which event we would fail to qualify as a REIT unless we could avail ourselves of certain relief provisions.

We believe that our operating partnership is properly treated as a partnership for federal income tax purposes. As a partnership, our operating partnership is not subject to federal income tax on its income. Instead, each of its partners, including us, is allocated, and may be required to pay tax with respect to, its share of our operating partnership's income. As such, no provision for federal income taxes has been included for the operating partnership.

We have elected, together with certain of our subsidiaries, to treat such subsidiaries as taxable REIT subsidiaries ("TRSs") for federal income tax purposes. Certain activities that we may undertake, such as non-customary services for our tenants and holding assets that we cannot hold directly, will be conducted by a TRS. A TRS is subject to federal and, where applicable, state and local income taxes on its net income.

We are subject to the statutory requirements of the states in which we conduct business.

We periodically evaluate our tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of December 31, 2022, we have not established a liability for uncertain tax positions.

We and certain of our TRSs file income tax returns with the U.S. federal government and various state and local jurisdictions. We and our TRSs are no longer subject to tax examinations by tax authorities for years prior to 2018. Generally, we have assessed our tax positions for all open years, which as of December 31, 2022 include 2019 to 2021 for Federal purposes and 2018 to 2021 for state purposes, and concluded that there are no material uncertainties to be recognized.

Results of Operations

The following table summarizes our portfolio as of December 31, 2022 :

The following table summarizes our consolidated and unconsolidated portfolio as of December 31, 2022:

	Number of Properties	Rentable Square Feet[1]	Percent Occupied[2]	Percent Leased[2]	Annualized Base Rent per Square Foot[3]
OFFICE					
Same-store[4]	43	12,823,317	87.7 %	89.1 % $	53.87
Stabilized non-same store[5]	4	1,100,593	99.1	99.1	57.36
Total stabilized	**47**	**13,923,910**	**88.6**	**89.9**	**54.18**
Lease-up[5][6]	1	725,311	76.9	87.2	60.05
Total in-service office	**48**	**14,649,221**	**88.0**	**89.7**	**54.43**
STUDIO					
Same-store[7]	3	1,230,454	84.6	84.6	44.74
Non-same-store[5]	1	35,562	—	—	—
Total	**4**	**1,266,016**			
Repositioning[5][8]	2	433,259	—	4.4	
Development[5][9]	2	787,000	—	—	
Held-for-sale[5][10]	1	246,997	30.1	30.1	56.37
Total repositioning, redevelopment, development and held-for-sale	**5**	**1,467,256**			
Total office and studio properties	**57**	**17,382,493**			
Land	7	3,583,589			
TOTAL	**64**	**20,966,082**			

_____

1. Determined by management based upon estimated leasable square feet, which may be less or more than the Building Owners and Managers Association ("BOMA") rentable area. Square footage may change over time due to re-measurement or re-leasing. Represents 100% share of consolidated and unconsolidated joint ventures.
2. Percent occupied for office properties is calculated as (i) square footage under commenced leases as of December 31, 2022, divided by (ii) total square feet, expressed as a percentage. Percent leased for office properties includes uncommenced leases. Percent leased for studio properties is calculated as (i) average square footage under commenced leases for the 12 months ended December 31, 2022, divided by (ii) total square feet, expressed as a percentage.
3. Annualized base rent per square foot for office properties is calculated as (i) annualized base rent divided by (ii) square footage under commenced leases as of December 31, 2022. Annualized base rent does not reflect tenant reimbursements. Annualized base rent per square foot for studio portfolios is calculated as (i) annual base rent divided by (ii) square footage under leased as of December 31, 2022.
4. Includes office properties owned and included in our stabilized portfolio as of January 1, 2021 and still owned and included in the stabilized portfolio as of December 31, 2022.
5. Included in our non-same-store property group.
6. Includes office properties that have not yet reached 92.0% occupancy since the date they were acquired or placed under redevelopment or development as of December 31, 2022.
7. Includes studio properties owned and included in our portfolio as of January 1, 2021 and still owned and included in our portfolio as of December 31, 2022.
8. Includes 96,322 square feet at 10850 Pico, 96,240 square feet at 875 Howard, 79,056 square feet at Page Mill Center, 50,847 square feet at Metro Plaza, 36,905 square feet at Rincon Center, 35,905 square feet at 95 Jackson, 18,594 square feet at Sunset Las Palmas, 12,740 square feet at Palo Alto Square, and 6,650 square feet at Sunset Gower as of fourth quarter 2022.
9. Includes 546,000 square feet related to the office development Washington 1000, adjacent to the Washington State Convention Center and 241,000 square feet related to Sunset Glenoaks.
10. Includes Skyway Landing.

All amounts and percentages used in this discussion of our results of operations are calculated using the numbers presented in the financial statements contained in this report rather than the rounded numbers appearing in this discussion. The dollar amounts included in the tables in this discussion of our results of operations are presented in thousands.

Comparison of the year ended December 31, 2022 to the year ended December 31, 2021

Net Operating Income

We evaluate performance based upon property net operating income ("NOI"). NOI is not a measure of operating results or cash flows from operating activities or cash flows as measured by GAAP and should not be considered an alternative to net income, as an indication of our performance, or as an alternative to cash flows as a measure of liquidity, or our ability to make distributions. All companies may not calculate NOI in the same manner. We consider NOI to be a useful performance measure to investors and management because when compared across periods, NOI reflects the revenues and expenses directly associated with owning and operating our properties and the impact to operations from trends in occupancy rates, rental rates and operating costs, providing a perspective not immediately apparent from net income. We calculate NOI as net income (loss) excluding corporate general and administrative expenses, depreciation and amortization, impairments, gains/losses on sales of real estate, interest expense, transaction-related expenses and other non-operating items. We define NOI as operating revenues (including rental revenues, other property-related revenue, tenant recoveries and other operating revenues), less property-level operating expenses (which includes external management fees, if any, and property-level general and administrative expenses). NOI on a cash basis is NOI adjusted to exclude the effect of straight-line rent and other non-cash adjustments required by GAAP. We believe that NOI on a cash basis is helpful to investors as an additional measure of operating performance because it eliminates straight-line rent and other non-cash adjustments to revenue and expenses.

Management further analyzes NOI by evaluating the performance from the following property groups:

- Same-store properties, which include all of the properties owned and included in our stabilized portfolio as of January 1, 2021 and still owned and included in the stabilized portfolio as of December 31, 2022; and

- Non-same-store, which includes:
    - Stabilized non-same store properties
    - Lease-up properties
    - Repositioning properties
    - Development properties
    - Redevelopment properties
    - Held for sale properties
    - Operating results from studio service-related businesses

The following table reconciles net income to NOI (in thousands, except percentage change):

		Year Ended December 31,		Dollar Change	Percentage Change
		2022	2021		
NET (LOSS) INCOME	$	(16,517) $	29,012 $	(45,529)	(156.9)%
Adjustments:					
Income from unconsolidated real estate entities		(943)	(1,822)	879	(48.2)
Fee income		(7,972)	(3,221)	(4,751)	147.5
Interest expense		149,901	121,939	27,962	22.9
Interest income		(2,340)	(3,794)	1,454	(38.3)
Management services reimbursement income—unconsolidated joint ventures		(4,163)	(1,132)	(3,031)	267.8
Management services expense—unconsolidated joint ventures		4,163	1,132	3,031	267.8
Transaction-related expenses		14,356	8,911	5,445	61.1
Unrealized loss (gain) on non-real estate investment		1,440	(16,571)	18,011	(108.7)
Loss on extinguishment of debt		—	6,259	(6,259)	(100.0)
Loss on sale of real estate		2,164	—	2,164	—
Impairment loss		28,548	2,762	25,786	933.6
Other (income) expense		(8,951)	2,553	(11,504)	(450.6)
General and administrative		79,501	71,346	8,155	11.4
Depreciation and amortization		373,219	343,614	29,605	8.6
NOI	$	**612,406** $	**560,988** $	**51,418**	9.2 %
Same-store NOI	$	492,063 $	504,657 $	(12,594)	(2.5)%
Non-same-store NOI		120,343	56,331	64,012	113.6
NOI	$	**612,406** $	**560,988** $	**51,418**	9.2 %

The following table summarizes certain statistics of our consolidated same-store office and studio properties:

	Year Ended December 31,	
	2022	2021
Same-store office		
Number of properties	42	42
Rentable square feet	11,311,594	11,311,594
Ending % leased	88.3 %	92.7 %
Ending % occupied	86.9 %	91.5 %
Average % occupied for the period	89.0 %	92.3 %
Average annual rental rate per square foot	$ 57.46	$ 54.40
Same-store studio		
Number of properties	3	3
Rentable square feet	1,230,454	1,230,454
Average % occupied over period[1]	84.6 %	85.7 %

---

1. Percent occupied for same-store studio is the average percent occupied for the 12 months ended December 31, 2022.

The following table gives further detail on our consolidated NOI (in thousands):

| | Year Ended December 31, | | | | | |
| | 2022 | | | 2021 | | |
	Same-store	Non-same-store	Total	Same-store	Non-same-store	Total
REVENUES						
Office						
Rental	$ 701,375	$ 133,033	$ 834,408	$ 703,644	$ 79,092	$ 782,736
Service and other revenues	14,242	4,050	18,292	10,125	2,509	12,634
Total office revenues	**715,617**	**137,083**	**852,700**	**713,769**	**81,601**	**795,370**
Studio						
Rental	51,980	7,692	59,672	49,436	549	49,985
Service and other revenues	33,417	80,435	113,852	30,959	20,521	51,480
Total studio revenues	**85,397**	**88,127**	**173,524**	**80,395**	**21,070**	**101,465**
Total revenues	**801,014**	**225,210**	**1,026,224**	**794,164**	**102,671**	**896,835**
OPERATING EXPENSES						
Office operating expenses	259,182	49,486	308,668	244,392	35,942	280,334
Studio operating expenses	49,769	55,381	105,150	45,115	10,398	55,513
Total operating expenses	**308,951**	**104,867**	**413,818**	**289,507**	**46,340**	**335,847**
Office NOI	456,435	87,597	544,032	469,377	45,659	515,036
Studio NOI	35,628	32,746	68,374	35,280	10,672	45,952
NOI	**$ 492,063**	**$ 120,343**	**$ 612,406**	**$ 504,657**	**$ 56,331**	**$ 560,988**

The following table gives further detail on our change in consolidated NOI (in thousands, except percentage change):

| | Year Ended December 31, 2022 as compared to the Year Ended December 31, 2021 | | | | | |
| | Same-store | | Non-same-store | | Total | |
	Dollar change	Percentage change	Dollar change	Percentage change	Dollar change	Percentage change
REVENUES						
Office						
Rental	$ (2,269)	(0.3)%	$ 53,941	68.2 %	$ 51,672	6.6 %
Service and other revenues	4,117	40.7	1,541	61.4	5,658	44.8
Total office revenues	**1,848**	**0.3**	**55,482**	**68.0**	**57,330**	**7.2**
Studio						
Rental	2,544	5.1	7,143	1301.1	9,687	19.4
Service and other revenues	2,458	7.9	59,914	292.0	62,372	121.2
Total studio revenues	**5,002**	**6.2**	**67,057**	**318.3**	**72,059**	**71.0**
Total revenues	**6,850**	**0.9**	**122,539**	**119.4**	**129,389**	**14.4**
OPERATING EXPENSES						
Office operating expenses	14,790	6.1	13,544	37.7	28,334	10.1
Studio operating expenses	4,654	10.3	44,983	432.6	49,637	89.4
Total operating expenses	**19,444**	**6.7**	**58,527**	**126.3**	**77,971**	**23.2**
Office NOI	(12,942)	(2.8)	41,938	91.9	28,996	5.6
Studio NOI	348	1.0	22,074	206.8	22,422	48.8
NOI	**$ (12,594)**	**(2.5)%**	**$ 64,012**	**113.6 %**	**$ 51,418**	**9.2 %**

NOI increased $51.4 million, or 9.2%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily resulting from:

- a $64.0 million increase in non-same-store NOI driven by:
  - an increase in office NOI of $41.9 million primarily due to:
    - a $53.9 million increase in rental revenues mainly resulting from the delivery of the entire premises of our One Westside development property to Google in November 2021, a lease commencement at our Harlow property (Company 3) in April 2021 and subsequent expansions of the same lease and the acquisition of our 5th & Bell property in December 2021; and
    - a $1.5 million increase in service and other revenues predominantly due to lease cancellation fees received at our Skyway Landing property, partially offset by a decrease arising from lease cancellation fees received at our 10850 Pico property in the prior period that did not recur in the current period;
    - partially offset by a $13.5 million increase in operating expenses corresponding to the increase in rental revenues.
  - an increase in studio NOI of $22.1 million primarily due to the acquisition of Zio and Star Waggons in August 2021 and Quixote in August 2022.
- partially offset by a $12.6 million decrease in same-store NOI driven by:
  - a decrease in office NOI of $12.9 million primarily due to:
    - a $14.8 million increase in operating expenses predominantly utilities and cleaning, resulting from higher utilization of office space due to an increase in the number of tenant employees returning to in-person work; and
    - a $2.3 million decrease in rental revenues primarily resulting from lease expirations at our Skyport Plaza, 505 First, 901 Market and 875 Howard properties and the collection of rents previously deemed uncollectible at the 901 Market property during 2021, which did not recur in 2022. The overall decrease was partially offset by increases in rental revenues at our Maxwell, 1455 Market, Clocktower Square

and 11601 Wilshire properties generally due to lease commencements and higher tenant recoveries corresponding to the increase in operating expenses;
- partially offset by a $4.1 million increase in service and other revenues primarily resulting from lease cancellation fees received at our 11601 Wilshire and Concourse properties and increases in visitor parking at several properties across our same-store portfolio.
- an increase in studio NOI of $0.3 million primarily due to:
  - a $2.5 million increase in rental revenues primarily driven by an expansion related to Neftlix at Sunset Gower Studios partially offset by lease terminations at Sunset Bronson Studios; and
  - a $2.5 million increase in service and other revenues predominantly resulting from increased services activity at our Sunset Gower, Sunset Bronson and Sunset Las Palmas studio properties;
  - partially offset by a $4.7 million increase in operating expenses primarily due to higher payroll and payroll-related costs, a supplemental property tax assessment at Sunset Gower Studios recorded in the current period and a favorable supplemental property tax assessment at Sunset Las Palmas Studios recorded in the prior period that did not recur in the current period.

Other (Income) Expense

Income from unconsolidated real estate entities

Income from our unconsolidated real estate entities decreased by $0.9 million, or 48.2%, to $0.9 million of income for the year ended December 31, 2022 compared to $1.8 million of income for the year ended December 31, 2021. The decrease was primarily driven by higher interest expense at the unconsolidated entities due to an increase in the average reference rates for variable rate debt.

Fee income

Fee income increased by $4.8 million, or 147.5%, to $8.0 million for the year ended December 31, 2022 compared to $3.2 million for the year ended December 31, 2021. Fee income represents the management fee income earned from the unconsolidated real estate entities. The increase is primarily due to the commencement of development oversight services provided to the Sunset Waltham Cross joint venture during the year.

Interest expense

Comparison of the year ended December 31, 2022 to the year ended December 31, 2021 is as follows (in thousands, except percentage change):

| | **Year Ended December 31,** | | | |
	2022	**2021**	**Dollar Change**	**Percentage Change**
Gross interest expense	$ 154,038	$ 133,165	$ 20,873	15.7 %
Capitalized interest	(18,031)	(21,689)	3,658	(16.9)
Amortization of deferred financing costs/loan discount	13,894	10,463	3,431	32.8
TOTAL	$ 149,901	$ 121,939	$ 27,962	22.9 %

Gross interest expense increased by $20.9 million, or 15.7%, to $154.0 million for the year ended December 31, 2022 compared to $133.2 million for the year ended December 31, 2021. The increase was primarily driven by an increase in the average reference rates for the Company's variable rate debt, increases in the outstanding borrowings on the Company's unsecured revolving credit facility and One Westside construction loan and interest incurred on the Quixote secured note and the 5.95% registered senior notes, which were issued in August 2022 and September 2022, respectively. The overall increase was partially offset by the mark-to-market adjustment recorded to reflect an increase in the fair value of the Company's interest rate cap, which was not designated as a cash flow hedge for accounting purposes prior to December 2022, and decreases in interest expense due to the repayment of the mortgage loan secured by the 10950 Washington property and the in-substance defeased debt in December 2021 and July 2022, respectively.

Capitalized interest decreased $3.7 million, or 16.9%, to $18.0 million for the year ended December 31, 2022 compared to $21.7 million for the year ended December 31, 2021. The decrease was primarily driven by the completion of the One Westside and Harlow development properties, partially offset by capitalized interest on the newly-acquired Washington 1000 development.

Amortization of deferred financing costs and loan discounts/premiums increased by $3.4 million, or 32.8% to $13.9 million for the year ended December 31, 2022 compared to $10.5 million for the year ended December 31, 2021. The increase was primarily driven by the amortization of new issuance costs related to the $1.1 billion loan secured by the Hollywood Media Portfolio, which was refinanced in August 2021; the unsecured revolving facility, which was amended in December 2021 and September 2022; and the 5.95% registered senior notes, which were issued in September 2022.

Interest income

Interest income decreased $1.5 million, or 38%, to $2.3 million for the year ended December 31, 2022 compared to $3.8 million for the year ended December 31, 2021. The decrease was primarily driven by the maturity of the U.S. Government securities in June 2022.

Transaction-related expenses

Transaction-related expenses increased $5.4 million, or 61%, to $14.4 million for the year ended December 31, 2022, which primarily related to the Quixote acquisition in August 2022, compared to $8.9 million for the year ended December 31, 2021, which primarily related to the acquisition of Zio and Star Waggons in August 2021.

Unrealized loss (gain) on non-real estate investments

We recognized an unrealized loss on non-real estate investments of $1.4 million for the year ended December 31, 2022 compared to an unrealized gain on non-real estate investments of $16.6 million for the year ended December 31, 2021. The activity in both periods is due to the observable changes in the fair value of the investments.

Loss on extinguishment of debt

During the year ended December 31, 2021 we completed a refinancing of the loan secured by the Hollywood Media Portfolio and recognized a loss on extinguishment of debt of $6.3 million primarily representing the write-off of unamortized deferred financing costs associated with the extinguished portion of the loan. No loss on extinguishment of debt was recognized during the year ended December 31, 2022.

Loss on sale of real estate

During the year ended December 31, 2022, we recognized a $2.2 million loss on sale of real estate in connection with the dispositions of our Del Amo, Northview Center and 6922 Hollywood properties. No loss on sale was recognized during the year ended December 31, 2021.

Impairment loss

During the year ended December 31, 2022, we recognized an impairment loss of $28.5 million, of which $20.0 million was related to reductions in the estimated fair values of our Del Amo, Northview Center and 6922 Hollywood properties and $8.5 million was due to the full impairment of the Zio trade name in connection with a rebranding of the business. During the year ended December 31, 2021, we recognized an impairment loss of $2.8 million related to a reduction in the estimated hold period of our Del Amo property.

Other (income) expense

Other income increased $11.5 million, or 450.6%, to of $9.0 million for the year ended December 31, 2022 compared to other expense of $2.6 million for the year ended December 31, 2021. The increase was predominantly related to an income tax benefit recorded in 2022 primarily related to the studio service-related businesses.

General and administrative expenses

General and administrative expenses increased $8.2 million, or 11.4%, to $79.5 million for the year ended December 31, 2022 compared to $71.3 million for the year ended December 31, 2021. The increase was primarily driven by lower non-cash compensation expense during 2021 due to the forfeiture of stock awards granted to certain departing members of management, which did not recur in 2022, in addition to higher professional fees, personnel-related and office expenses during 2022.

<u>Depreciation and amortization expense</u>

Depreciation and amortization expense increased $29.6 million, or 8.6%, to $373.2 million for the year ended December 31, 2022 compared to $343.6 million for the year ended December 31, 2021. The increase was primarily related to the completion of the One Westside development in November 2021, the depreciation and amortization of property, plant and equipment and finite-lived intangible assets acquired as part of the Zio and Star Waggons transactions in August 2021 and the Quixote transaction in August 2022 and the acquisition of the 5th & Bell property in December 2021. These increases were partially offset by the cessation of depreciation related to the Del Amo, Northview Center and 6922 Hollywood properties, which were sold during 2022 and Skyway Landing, which was held for sale as of December 31, 2021 and 2022.

Comparison of the year ended December 31, 2021 to the year ended December 31, 2020

Refer to Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of the year ended December 31, 2021 to the year ended December 31, 2020" of the Form 10-K for the fiscal year ended December 31, 2021.

Liquidity and Capital Resources

We have remained capitalized since our initial public offering through public offerings, private placements, joint ventures and continuous offerings under our at-the-market ("ATM") program. We currently expect that our principal sources of funds to meet our short-term and long-term liquidity requirements for working capital, strategic acquisitions, capital expenditures, tenant improvements, leasing costs, dividends and distributions, share repurchases and repayments of outstanding debt financing will include:

- cash on hand, cash reserves and net cash provided by operations;
- proceeds from additional equity securities;
- our ATM program;
- borrowings under the operating partnership's unsecured revolving credit facility and One Westside construction loan;
- proceeds from joint venture partners;
- proceeds from Sunset Glenoaks construction loan (unconsolidated joint venture); and
- proceeds from additional secured, unsecured debt financings or offerings.

Liquidity Sources

We had approximately $255.8 million of cash and cash equivalents at December 31, 2022. Our principal source of operating cash flow is related to leasing and operating the properties in our portfolio. Our properties provide a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service and fund quarterly dividend and distribution requirements.

Our ability to access the equity capital markets will be dependent on a number of factors as well, including general market conditions for REITs and market perceptions about us.

We have an ATM program that allows us to sell up to $125.0 million of common stock, $65.8 million of which has been sold through December 31, 2022. Any future sales will depend on several factors, including, but not limited to, market conditions, the trading price of our common stock and our capital needs. We have no obligation to sell the remaining shares available for sale under this program.

As of December 31, 2022, we had total borrowing capacity of $1.0 billion under our unsecured revolving credit facility, $385.0 million of which had been drawn. As of December 31, 2022, we had total borrowing capacity of $414.6 million under our construction loan secured by our One Westside and 10850 Pico properties, $316.6 million of which had been drawn. As of December 31, 2022, the total borrowing capacity under the Sunset Glenoaks construction loan (unconsolidated joint venture) was $100.6 million, of which $41.3 million had been drawn.

Our ability to incur additional debt will be dependent on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders. If we incur additional debt, the risks associated with our leverage, including our ability to service our debt, would increase.

The following table sets forth our ratio of debt to total market capitalization (counting series A preferred units as debt) as of December 31, 2022 (in thousands, except percentage):

Market Capitalization		December 31, 2022
Unsecured and secured debt[1]	$	4,610,088
Series A redeemable preferred units		9,815
Total consolidated debt		**4,619,903**
Equity capitalization[2]		1,833,281
TOTAL CONSOLIDATED MARKET CAPITALIZATION	**$**	**6,453,184**
Total consolidated debt/total consolidated market capitalization		71.6 %

1. Excludes joint venture partner debt and unamortized deferred financing costs and loan discount.
2. Equity capitalization represents the shares of common stock outstanding (including unvested restricted shares), OP units outstanding, restricted performance units and dilutive shares multiplied by the closing price of $9.73, as reported by the NYSE, on December 30, 2022 as well as the aggregate value of the Series C preferred stock liquidation preference as of December 30, 2022.

The following table sets forth information as of December 31, 2022 and December 31, 2021 with respect to our outstanding indebtedness, excluding unamortized deferred financing costs and loan discounts (in thousands):

	December 31, 2022	December 31, 2021
Unsecured debt	$ 2,660,000	$ 2,050,000
Secured debt	$ 1,950,088	$ 1,714,874
In-substance defeased debt	$ —	$ 128,212
Joint venture partner debt	$ 66,136	$ 66,136

The operating partnership was in compliance with its financial covenants as of December 31, 2022.

Credit Ratings

The following table provides information with respect to our credit ratings at December 31, 2022:

Agency	Credit Rating
Moody's	Baa3
Standard and Poor's	BBB-
Fitch	BBB-

Liquidity Uses

Contractual Obligations

The following table provides information with respect to our commitments at December 31, 2022, including any guaranteed or minimum commitments under contractual obligations (in thousands):

		Payments Due by Period			
Contractual Obligation	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Principal payments on unsecured and secured debt	$4,610,088	$ 320,000	$1,057,902	$1,881,186	$1,351,000
Principal payments on joint venture partner debt	66,136	—	—	—	66,136
Interest payments—fixed rate[1][2]	541,311	114,109	207,942	158,279	60,981
Interest payments—variable rate[1][3]	166,605	92,108	74,497	—	—
Operating leases[4]	745,388	39,054	78,746	73,063	554,525
TOTAL	$6,129,528	$ 565,271	$1,419,087	$2,112,528	$2,032,642

1. Interest rates with respect to indebtedness are calculated on the basis of a 360-day year for the actual days elapsed.
2. Reflects our projected interest obligations for fixed rate debts, which includes $17.2 million of projected interest related to our joint venture partner debt.
3. Reflects our projected interest obligations for variable rate debts, including those that are effectively fixed as a result of derivatives and in instances where interest is paid based on an applicable LIBOR or SOFR margin . We used the average December LIBOR or SOFR, as applicable, and the applicable margin as of December 31, 2022.
4. Reflects minimum lease payments through the contractual lease expiration date, including the impact of the extension options which the Company is reasonably certain to exercise. Refer to Part IV, Item 15(a) "Exhibits, Financial Statement Schedules—Note 11 to the Consolidated Financial Statements—Future Minimum Base Rents and Lease Payments" for details of our lease agreements.

The Company has entered into a number of construction agreements related to capital improvement activities at various properties. As of December 31, 2022, the Company had $254.2 million in outstanding obligations under the agreements, of which $201.7 million is expected to be incurred within one year from December 31, 2022.

The Company invests in several non-real estate funds with an aggregate commitment to contribute up $48.0 million. As of December 31, 2022, the Company has contributed $33.2 million, net of recallable distributions, with $14.8 million remaining to be contributed.

The terms of the securities purchase agreement for the acquisition of Zio require the Company to pay up to $20.0 million of additional consideration to the business's former shareholders in 2024, subject to certain performance thresholds being met (the "earnout"). As of December 31, 2022, the recorded fair value of the earnout liability was $9.3 million.

Off-Balance Sheet Arrangements

Joint Venture Indebtedness

We have investments in unconsolidated real estate entities accounted for using the equity method of accounting. The following table provides information about joint venture indebtedness as of December 31, 2022 (in thousands):

	Principal Amount	Interest Rate	Contractual Maturity Date	Company's Share
Bentall Centre[1]	$ 490,319	CDOR + 1.75%	7/1/2024	$ 98,064
Sunset Glenoaks Studios[2]	$ 41,318	SOFR + 3.10%	1/9/2025	$ 20,659

(1) We own 20% of the ownership interest in the unconsolidated real estate investment that owns Bentall Centre. The loan was transacted in Canadian dollars. The principal balance is shown in U.S. dollars using the foreign currency exchange rate as of December 31, 2022. The interest on the full principal amount has been effectively capped at 6.31% per annum (4.56% strike rate + 1.75% spread) through the use of an interest rate cap.

(2) We own 50% of the ownership interest in the unconsolidated real estate investment that owns the Sunset Glenoaks Studios development. This loan has an initial interest rate of SOFR + 3.10% per annum until the construction at Sunset Glenoaks Studios is complete and certain performance targets have been met, at which time the effective interest rate will decrease to SOFR + 2.50%. This loan is interest-only through its term. The total capacity of the loan is $100.6 million. As of December 31, 2022, we have $59.3 million undrawn. The interest on the full principal amount has been effectively capped at 7.60% per annum (4.50% strike rate + 3.10% spread) through the use of an interest rate cap.

Cash Flows

Comparison of the cash flow activity for the year ended December 31, 2022 to the year ended December 31, 2021 is as follows (in thousands, except percentage change):

	Year Ended December 31,			
	2022	2021	Dollar Change	Percentage Change
Net cash provided by operating activities	$ 369,501	$ 314,863	$ 54,638	17.4 %
Net cash used in investing activities	$ (378,094)	$ (754,208)	$ 376,114	(49.9)%
Net cash provided by financing activities	$ 97,448	$ 486,681	$ (389,233)	(80.0)%

Cash and cash equivalents and restricted cash were $285.7 million and $196.9 million at December 31, 2022 and 2021, respectively.

Operating Activities

Net cash provided by operating activities increased by $54.6 million, or 17.4%, to $369.5 million for the year ended December 31, 2022 as compared to $314.9 million for the year ended December 31, 2021. The change primarily resulted from operating cash flow contributions from Quixote, which was acquired in August 2022, and Zio, Star Waggons and 5th & Bell, which were acquired in August 2021, August 2021 and December 2021, respectively.

Investing Activities

Net cash used in investing activities decreased by $376.1 million, or 49.9%, to $378.1 million for the year ended December 31, 2022 as compared to $754.2 million for the year ended December 31, 2021. The change resulted primarily from proceeds from the sales of real estate in the amount of $137.7 million, a $123.5 million increase in proceeds from maturities of U.S. Government securities, a $61.8 million decrease in additions to investment in real estate, a $35.5 million decrease in contributions to unconsolidated real estate entities and a $22.4 million decrease in expenditures on property acquisitions during the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Financing Activities

Net cash provided by financing activities decreased by $389.2 million, or 80.0%, to $97.4 million for the year ended December 31, 2022 as compared to $486.7 million for the year ended December 31, 2021. The change primarily resulted from the 2021 proceeds from the issuance of Series C preferred stock and common stock of $413.0 million and $45.0 million, respectively, with no corresponding activity in 2022, a $252.9 million decrease in proceeds from notes payable, a $200.0 million cash outflow related to the accelerated share repurchase program and a $124.7 million increase in payments of in-substance defeased debt during the year ended December 31, 2022 as compared to the year ended December 31, 2021. The decrease was partially offset by a $602.9 million decrease in payments of notes payable and a $38.2 million decrease in distributions to non-controlling members in consolidated real estate entities.

Non-GAAP Supplemental Financial Measures

We calculate FFO in accordance with the White Paper issued in December 2018 on FFO approved by the Board of Governors of NAREIT. The White Paper defines FFO as net income or loss calculated in accordance with generally accepted accounting principles in the United States ("GAAP"), excluding gains and losses from sales of depreciable real estate and impairment write-downs associated with depreciable real estate, plus real estate-related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets) and after adjustment for unconsolidated partnerships and joint ventures. The calculation of FFO includes the amortization of deferred revenue related to tenant-funded tenant improvements and excludes the depreciation of the related tenant improvement assets. In the December 2018 White Paper, NAREIT provided an option to include value changes in mark-to-market equity securities in the calculation of FFO. We elected this option retroactively during fourth quarter of 2018.

We believe that FFO is a useful supplemental measure of our operating performance. The exclusion from FFO of gains and losses from the sale of operating real estate assets allows investors and analysts to readily identify the operating results of the assets that form the core of our activity and assists in comparing those operating results between periods. Also, because FFO is generally recognized as the industry standard for reporting the operations of REITs, it facilitates comparisons of operating performance to other REITs. However, other REITs may use different methodologies to calculate FFO, and accordingly, our FFO may not be comparable to all other REITs.

Implicit in historical cost accounting for real estate assets in accordance with GAAP is the assumption that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered presentations of operating results for real estate companies using historical cost accounting alone to be insufficient. Because FFO excludes depreciation and amortization of real estate assets, we believe that FFO along with the required GAAP presentations provides a more complete measurement of our performance relative to our competitors and a more appropriate basis on which to make decisions involving operating, financing and investing activities than the required GAAP presentations alone would provide. We use FFO per share to calculate annual cash bonuses for certain employees.

However, FFO should not be viewed as an alternative measure of our operating performance because it does not reflect either depreciation and amortization costs or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties, which are significant economic costs and could materially impact our results from operations.

The following table presents a reconciliation of net (loss) income to FFO (in thousands):

| | Year Ended December 31, | |
	2022	**2021**
Net (loss) income	$ (16,517)	$ 29,012
Adjustments:		
Depreciation and amortization—Consolidated	373,219	343,614
Depreciation and amortization—Non-real estate assets	(23,110)	(7,719)
Depreciation and amortization—Company's share from unconsolidated real estate entities	5,322	6,020
Loss on sale of real estate	2,164	—
Impairment loss—Real estate assets	20,048	2,762
Unrealized loss (gain) on non-real estate investments	1,440	(16,571)
Tax impact of unrealized gain on non-real estate investment	—	3,849
FFO attributable to non-controlling interests	(71,100)	(64,388)
FFO attributable to preferred shares and units	(21,043)	(2,893)
FFO TO COMMON STOCKHOLDERS AND UNITHOLDERS	$ **270,423**	$ **293,686**

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The primary market risk we face is interest rate risk. Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. As more fully described below, we use derivatives to manage, or hedge, interest rate risks related to our borrowings. We only enter into contracts with major financial institutions based on their credit rating and other factors. For a summary of our outstanding indebtedness, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." For a summary of our derivatives, refer to Part IV, Item 15(a) "Exhibits, Financial Statement Schedules—Note 9 to the Consolidated Financial Statements—Derivatives."

Interest risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

The following table summarizes the terms our derivative instrument used to hedge interest rate risk as of December 31, 2022 (notional amount and fair value in thousands):

Underlying Debt Instrument	Type of Instrument	Notional Amount	Effective Date	Maturity Date	Strike Rate	Fair Value Assets (Liabilities)	
Hollywood Media Portfolio	Interest rate cap	1,100,000	August 2021	August 2023	3.50%	$	9,292

The following table summarizes our fixed and variable rate debt as of December 31, 2022 (in thousands):

	Unsecured and Secured Debt				Joint Venture Partner Debt			
	Carrying Value		Fair Value		Carrying Value		Fair Value	
Variable rate	$	1,906,087	$	1,906,087	$	—	$	—
Fixed rate		2,704,001		2,386,081		66,136		60,327
TOTAL[1]	$	4,610,088	$	4,292,168	$	66,136	$	60,327

_____
1. Excludes unamortized deferred financing costs.

For sensitivity purposes, if the reference rates (either LIBOR or SOFR, as applicable) for our variable rate debt as of December 31, 2022 were to increase by 100 basis points, or 1.0%, the resulting increase in annual interest expense would decrease our future earnings and cash flows by $19.1 million.

Foreign Currency Exchange Rate Risk

We have exposure to foreign currency exchange rate risk related to our unconsolidated real estate entities operating in Canada and the United Kingdom. The unconsolidated real estate entities' functional currency is the local currency, or Canadian dollars and pound sterling, respectively. Any gains or losses resulting from the translation of Canadian dollars and pound sterling to U.S. dollars are classified on our Consolidated Balance Sheets as a separate component of other comprehensive (loss) income and are excluded from net income.

ITEM 8. Financial Statements and Supplementary Data

Our consolidated financial statements included in this Annual Report on Form 10-K are listed in Part IV, Item 15(a) of this report.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

ITEM 9A. Controls and Procedures

Disclosure Controls and Procedures (Hudson Pacific Properties, Inc.)

Hudson Pacific Properties, Inc. maintains disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in Hudson Pacific Properties, Inc.'s reports under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Rule 13a-15(b) under the Exchange Act, Hudson Pacific Properties, Inc. carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the disclosure controls and procedures as of the end of the period covered by this report.

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded, as of that time, that Hudson Pacific Properties, Inc.'s disclosure controls and procedures were effective in providing a reasonable level of assurance that information Hudson Pacific Properties, Inc. is required to disclose in reports that Hudson Pacific Properties, Inc. files under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

Disclosure Controls and Procedures (Hudson Pacific Properties, L.P.)

Hudson Pacific Properties, L.P. maintains disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in Hudson Pacific Properties, L.P.'s reports under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer of Hudson Pacific Properties, Inc. (the sole general partner of Hudson Pacific Properties, L.P.), as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Rule 13a-15(b) under the Exchange Act, Hudson Pacific Properties, L.P. carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Hudson Pacific Properties, Inc. (the sole general partner of Hudson Pacific Properties, L.P.), of the effectiveness of the design and operation of the disclosure controls and procedures as of the end of the period covered by this report.

Based on the foregoing, the Chief Executive Officer and Chief Financial Officer of Hudson Pacific Properties, Inc. (the sole general partner of Hudson Pacific Properties, L.P.) concluded, as of that time, that Hudson Pacific Properties, L.P.'s disclosure controls and procedures were effective in providing a reasonable level of assurance that information Hudson Pacific Properties, L.P. is required to disclose in reports that Hudson Pacific Properties, L.P. files under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer of Hudson Pacific Properties, Inc. (the sole general partner of Hudson Pacific Properties, L.P.), as appropriate, to allow for timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting (Hudson Pacific Properties, Inc.)

There have been no changes that occurred during the fourth quarter of the year covered by this report in Hudson Pacific Properties, Inc.'s internal control over financial reporting identified in connection with the evaluation referenced above that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting (Hudson Pacific Properties, L.P.)

There have been no changes that occurred during the fourth quarter of the year covered by this report in Hudson Pacific Properties, L.P.'s internal control over financial reporting identified in connection with the evaluation referenced above that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting (Hudson Pacific Properties, Inc.)

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Hudson Pacific Properties, Inc.'s system of internal control is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of Hudson Pacific Properties, Inc.'s financial statements for external reporting purposes in accordance with GAAP. Hudson Pacific Properties, Inc.'s management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of Hudson Pacific Properties, Inc.'s internal control over financial reporting as of December 31, 2022. In conducting its assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control-Integrated Framework (2013 Framework). Based on this assessment, management concluded that, as of December 31, 2022, Hudson Pacific Properties, Inc.'s internal control over financial reporting was effective based on those criteria.

Management, including the Chief Executive Officer and Chief Financial Officer of Hudson Pacific Properties, Inc., does not expect that Hudson Pacific Properties, Inc.'s disclosure controls and procedures, or Hudson Pacific Properties, Inc.'s internal controls will prevent all errors and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Management has excluded Quixote from its assessment of internal controls over financial reporting as of December 31, 2022 because it was acquired by Hudson Pacific Properties, Inc. in a business combination on August 31, 2022. Total assets and revenues of Quixote represent 5% and 3% of the related consolidated financial statements for the year ended December 31, 2022, respectively.

Management's Annual Report on Internal Control over Financial Reporting (Hudson Pacific Properties, L.P.)

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Hudson Pacific Properties, L.P.'s system of internal control is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of Hudson Pacific Properties, L.P.'s financial statements for external reporting purposes in accordance with GAAP. Hudson Pacific Properties, L.P.'s management, including the Chief Executive Officer and Chief Financial Officer of Hudson Pacific Properties, Inc. (the sole general partner of Hudson Pacific Properties, L.P.), assessed the effectiveness of Hudson Pacific Properties, L.P.'s internal control over financial reporting as of December 31, 2022. In conducting its assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control-Integrated Framework (2013 Framework). Based on this assessment, management concluded that, as of December 31, 2022, Hudson Pacific Properties, L.P.'s internal control over financial reporting was effective based on those criteria.

Management, including the Chief Executive Officer and Chief Financial Officer of Hudson Pacific Properties, Inc. (the sole general partner of Hudson Pacific Properties, L.P.), does not expect that Hudson Pacific Properties, L.P.'s disclosure controls and procedures, or Hudson Pacific Properties, L.P.'s internal controls will prevent all errors and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Management has excluded Quixote from its assessment of internal controls over financial reporting as of December 31, 2022 because it was acquired by Hudson Pacific Properties, Inc. in a business combination on August 31, 2022. Total assets and revenues of Quixote represent 5% and 3% of the related consolidated financial statements for the year ended December 31, 2022, respectively.

Attestation Report of the Registered Accounting Firm (Hudson Pacific Properties, Inc.)

The effectiveness of Hudson Pacific Properties, Inc.'s internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this annual report, as stated in their report appearing on page F-2, which expresses an unqualified opinion on the effectiveness of Hudson Pacific Properties, Inc.'s internal control over financial reporting as of December 31, 2022.

ITEM 9B.   Other Information

Not applicable.

ITEM 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 10.   Directors, Executive Officers and Corporate Governance

The information required by Item 10 is incorporated by reference from our definitive proxy statement for our annual stockholders' meeting presently scheduled to be held in May 2023. We intend to disclose any amendment to, or waiver from, our code of ethics within four business days following the date of the amendment or waiver.

ITEM 11.   Executive Compensation

The information required by Item 11 is incorporated by reference from our definitive proxy statement for our annual stockholders' meeting presently scheduled to be held in May 2023.

ITEM 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is incorporated by reference from our definitive proxy statement for our annual stockholders' meeting presently scheduled to be held in May 2023.

ITEM 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated by reference from our definitive proxy statement for our annual stockholders' meeting presently scheduled to be held in May 2023.

ITEM 14.   Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference from our definitive proxy statement for our annual stockholders' meeting presently scheduled to be held in May 2023.

ITEM 15. Exhibits, Financial Statement Schedules

(a)(1) and (2) *Financial Statements and Schedules*

The following consolidated financial information is included as a separate section of this Annual Report on Form 10-K:

FINANCIAL STATEMENTS OF HUDSON PACIFIC PROPERTIES, INC.	
Report of Management on Internal Control Over Financial Reporting	1
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	2
Report of Independent Registered Public Accounting Firm (PCAOB ID: Ernst & Young LLP (42))	4
Consolidated Balance Sheets as of December 31, 2022 and 2021	6
Consolidated Statements of Operations for the Years Ended December 31, 2022, 2021 and 2020	7
Consolidated Statements of Comprehensive (Loss) Income for the Years Ended December 31, 2022, 2021 and 2020	8
Consolidated Statements of Equity for the Years Ended December 31, 2022, 2021 and 2020	9
Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020	10
FINANCIAL STATEMENTS OF HUDSON PACIFIC PROPERTIES, L.P.	
Report of Independent Registered Public Accounting Firm (PCAOB ID: Ernst & Young LLP (42))	11
Consolidated Balance Sheets as of December 31, 2022 and 2021	13
Consolidated Statements of Operations for the Years Ended December 31, 2022, 2021 and 2020	14
Consolidated Statements of Comprehensive (Loss) Income for the Years Ended December 31, 2022, 2021 and 2020	15
Consolidated Statements of Capital for the Years Ended December 31, 2022, 2021 and 2020	16
Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020	17
Notes to Consolidated Financial Statements	18
Schedule III - Real Estate and Accumulated Depreciation	58

All other schedules are omitted since the required information is not present in amounts sufficient to require submission of the schedule or because the information required is included in the financial statements and notes thereto.

(3) *Exhibits*

		Incorporated by Reference			
Exhibit No.	**Description**	**Form**	**File No.**	**Exhibit No.**	**Filing Date**
3.1	Articles of Amendment and Restatement of Hudson Pacific Properties, Inc.	S-11/A	333-164916	3.1	May 12, 2010
3.2	Form of Articles Supplementary of Hudson Pacific Properties, Inc.	S-11/A	333-170751	3.3	December 6, 2010
3.3	Second Amended and Restated Bylaws of Hudson Pacific Properties, Inc.	8-K	001-34789	3.1	January 12, 2015
3.4	First Amendment to the Second Amended and Restated Bylaws of Hudson Pacific Properties, Inc.	8-K	001-34789	3.1	March 22, 2022
3.5	Fifth Amended and Restated Agreement of Limited Partnership of Hudson Pacific Properties, L.P.	8-K	001-34789	3.2	November 16, 2021
3.6	Certificate of Limited Partnership of Hudson Pacific Properties, L.P.	10-Q	001-34789	3.4	November 4, 2016
3.7	Articles Supplementary designating the Series C Preferred Stock of Hudson Pacific Properties, Inc.	8-K	001-34789	3.1	November 16, 2021
4.1	Form of Certificate of Common Stock of Hudson Pacific Properties, Inc.	S-11/A	333-164916	4.1	June 14, 2010
4.2	Indenture, dated October 2, 2017, among Hudson Pacific Properties, L.P., and U.S. Bank National Association.	8-K	001-34789	4.1	October 2, 2017
4.3	Supplemental Indenture No. 1, dated October 2, 2017, among Hudson Pacific Properties, L.P., Hudson Pacific Properties, Inc. and U.S. Bank National Association.	8-K	001-34789	4.2	October 2, 2017
4.4	Supplemental Indenture No. 2, dated as of February 27, 2019, among Hudson Pacific Properties, L.P., as issuer, Hudson Pacific Properties, Inc., as guarantor, and U.S. Bank National Association, as trustee, including the form of 4.650% Senior Notes due 2029 and the guarantee.	10-Q	001-34789	10.1	May 7, 2019

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
				Incorporated by Reference	
4.5	Supplemental Indenture No. 3, dated as of October 3, 2019, among Hudson Pacific Properties, L.P., as issuer, Hudson Pacific Properties, Inc., as guarantor, and U.S. Bank National Association, as trustee, including the form of 3.250% Senior Notes due 2030 and the guarantee.	8-K	001-34789	4.2	October 3, 2019
4.6	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.	10-K	001-34789	4.6	February 18, 2022
4.7	Supplemental Indenture No. 4, dated as of September 15, 2022, among Hudson Pacific Properties, L.P., as issuer, Hudson Pacific Properties, Inc., as guarantor, and U.S. Bank Trust Company, National Association, as successor in interest to U.S. Bank National Association, as trustee, including the form of 5.950% Senior Notes due 2028 and the guarantee.	8-K	001-34789	4.2	September 15, 2022
10.1	Registration Rights Agreement among Hudson Pacific Properties, Inc. and the persons named therein.	S-11	333-170751	10.2	November 22, 2010
10.2	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Victor J. Coleman.	S-11	333-170751	10.3	November 22, 2010
10.3	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Mark T. Lammas.	S-11	333-170751	10.5	November 22, 2010
10.4	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Christopher Barton.	S-11	333-170751	10.6	November 22, 2010
10.5	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Dale Shimoda.	S-11	333-170751	10.7	November 22, 2010
10.6	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Theodore R. Antenucci.	S-11	333-170751	10.8	November 22, 2010
10.7	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Richard B. Fried.	S-11	333-170751	10.10	November 22, 2010
10.8	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Jonathan M. Glaser.	S-11	333-170751	10.11	November 22, 2010
10.9	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Mark D. Linehan.	S-11	333-170751	10.12	November 22, 2010
10.10	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Robert M. Moran, Jr.	S-11	333-170751	10.13	November 22, 2010
10.11	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Barry A. Porter.	S-11	333-170751	10.14	November 22, 2010
10.12	Restricted Stock Award Grant Notice and Restricted Stock Award Agreement.*	S-11/A	333-164916	10.5	June 14, 2010
10.13	Hudson Pacific Properties, Inc. Director Stock Plan.*	S-11/A	333-170751	10.17	December 6, 2010
10.14	Contribution Agreement by and among Victor J. Coleman, Howard S. Stern, Hudson Pacific Properties, L.P. and Hudson Pacific Properties, Inc., dated as of February 15, 2010.	S-11/A	333-164916	10.11	April 9, 2010
10.15	Contribution Agreement by and among SGS investors, LLC, HFOP Investors, LLC, Soma Square Investors, LLC, Hudson Pacific Properties, L.P. and Hudson Pacific Properties, Inc., dated as of February 15, 2010.	S-11/A	333-164916	10.12	April 9, 2010
10.16	Contribution Agreement by and among TMG-Flynn SOMA, LLC, Hudson Pacific Properties, L.P. and Hudson Pacific Properties, Inc., dated as of February 15, 2010.	S-11/A	333-164916	10.13	April 9, 2010
10.17	Contribution Agreement by and among Glenborough Fund XIV, L.P., Glenborough Acquisition, LLC, Hudson Pacific Properties, L.P. and Hudson Pacific Properties, Inc. dated as of February 15, 2010.	S-11/A	333-164916	10.14	April 9, 2010
10.18	Representation, Warranty and Indemnity Agreement by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and the persons named therein as nominees of TMG-Flynn SOMA, LLC, dated as of February 15, 2010.	S-11/A	333-164916	10.16	April 9, 2010
10.19	Representation, Warranty and Indemnity Agreement by and among Hudson Pacific Properties, Inc. Hudson Pacific Properties, L.P., and the persons named therein as nominees of Glenborough Fund XIV, L.P. dated as of February 15, 2010.	S-11/A	333-164916	10.17	April 9, 2010
10.20	Tax Protection Agreement between Hudson Pacific Properties, L.P. and the persons named therein, dated June 29, 2010.	8-K	001-34789	10.3	July 1, 2010
10.21	Agreement of Purchase and Sale and Joint Escrow Instructions between Del Amo Fashion Center Operating Company and Hudson Capital, LLC dated as of May 18, 2010.	S-11/A	333-164916	10.20	June 11, 2010
10.22	Conditional Consent Agreement between GLB Encino, LLC, as Borrower, and SunAmerica Life Insurance Company, as Lender, dated as of June 10, 2010.	S-11/A	333-164916	10.24	June 22, 2010
10.23	Amended and Restated Deed of Trust, Security Agreement, Fixture Filing, Financing Statement and Assignment of Leases and Rents between GLB Encino, LLC, as Trustor, SunAmerica Life Insurance Company, as Beneficiary, and First American Title Insurance Company, as Trustee, dated as of January 26, 2007.	S-11/A	333-164916	10.25	June 22, 2010
10.24	Amended and Restated Promissory Note by GLB Encino, as Maker, to SunAmerica Life Insurance Company, as Holder, dated as of January 26, 2007.	S-11/A	333-164916	10.26	June 22, 2010

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
			Incorporated by Reference		
10.25	Approval Letter from Wells Fargo, as Master Servicer, and CWCapital Asset Management, LLC, as Special Servicer to Hudson Capital LLC, dated as of June 8, 2010.	S-11/A	333-164916	10.27	June 22, 2010
10.26	Loan and Security Agreement between Glenborough Tierrasanta, LLC, as Borrower, and German American Capital Corporation, as Lender, dated as of November 28, 2006.	S-11/A	333-164916	10.28	June 22, 2010
10.27	Note by Glenborough Tierrasanta, LLC, as Borrower, in favor of German American Capital Corporation, as Lender, dated as of November 28, 2006.	S-11/A	333-164916	10.29	June 22, 2010
10.28	Reaffirmation, Consent to Transfer and Substitution of Indemnitor, by and among Glenborough Tierrasanta, LLC, Morgan Stanley Real Estate Fund V U.S., L.P., MSP Real Estate Fund V, L.P. Morgan Stanley Real Estate Investors, V U.S., L.P., Morgan Stanley Real Estate Fund V Special U.S., L.P., MSP Co-Investment Partnership V, L.P., MSP Co-Investment Partnership V, L.P., Glenborough Fund XIV, L.P., Hudson Pacific Properties, L.P., and US Bank National Association, dated June 29, 2010.	8-K	001-34789	10.5	July 1, 2010
10.29	First Amendment to Purchase and Sale Agreement, dated October 1, 2010, by and between ECI Washington LLC and Hudson Pacific Properties, L.P.	S-11/A	333-170751	10.45	December 6, 2010
10.30	Contract for Sale dated as of December 15, 2010 by and between Hudson 1455 Market, LLC and Bank of America, National Association.	8-K	001-34789	10.1	December 21, 2010
10.31	Contribution Agreement by and between BCSP IV U.S. Investments, L.P. and Hudson Pacific Properties, L.P., dated as of December 15, 2010.	S-11	333-173487	10.48	April 14, 2011
10.32	Limited Liability Company Agreement of Rincon Center JV LLC by and between Rincon Center Equity LLC and Hudson Rincon, LLC, dated as of December 16, 2010.	S-11	333-173487	10.49	April 14, 2011
10.33	First Amendment to Registration Rights Agreement by and among Hudson Pacific Properties, Inc., Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P. and Farallon Capital Institutional Partners III, L.P., dated May 3, 2011.	8-K	001-34789	4.1	May 4, 2011
10.34	Loan Agreement by and between Hudson Rincon Center, LLC, as Borrower, and JPMorgan Chase Bank, National Association, as Lender, dated April 29, 2011.	8-K	001-34789	10.1	May 4, 2011
10.35	Equity Distribution Agreement, dated November 16, 2012, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, LP, and Barclays Capital Inc.	8-K	001-34789	1.1	November 16, 2012
10.36	Equity Distribution Agreement, dated November 16, 2012, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, LP, and Merrill Lynch, Pierce, Fenner & Smith Incorporated.	8-K	001-34789	1.2	November 16, 2012
10.37	Equity Distribution Agreement, dated November 16, 2012, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, LP, and Keybanc Capital Markets Inc.	8-K	001-34789	1.3	November 16, 2012
10.38	Equity Distribution Agreement, dated November 16, 2012, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, LP, and Wells Fargo Securities, LLC.	8-K	001-34789	1.4	November 16, 2012
10.39	Form of 2012 Outperformance Award Agreement.*	8-K	001-34789	10.1	January 6, 2012
10.40	Form of 2013 Outperformance Award Agreement.*	8-K	001-34789	10.1	January 7, 2013
10.41	Purchase Agreement between 1220 Howell LLC, a Delaware limited liability company, King & Dearborn LLC, a Delaware limited liability company, and Northview Corporate Center LLC, a Delaware limited liability company, as Sellers, and Hudson Pacific Properties, L.P., a Maryland limited partnership, as Buyer.	8-K	001-34789	10.1	July 1, 2013
10.42	First Modification and Additional Advance Agreement by and among Wells Fargo Bank, N.A., as Lender, and Sunset Bronson Entertainment Properties, LLC, and Sunset Gower Entertainment Properties, LLC as Borrower.	10-Q	001-34789	10.66	November 7, 2013
10.43	Supplemental Federal Income Tax Considerations.	8-K	001-34789	99.1	November 22, 2013
10.44	Form of 2014 Outperformance Award Agreement.*	8-K	001-34789	10.1	January 3, 2014
10.45	Addendum to Outperformance Agreement.*	10-K	001-34789	10.70	March 3, 2014
10.46	Amendment to Equity Distribution Agreement, dated June 1, 2021, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, LP, and Barclays Capital Inc.	8-K	001-34789	1.5	June 1, 2021
10.47	Amendment to Equity Distribution Agreement, dated June 1, 2021, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, LP, and BofA Securities, Inc.	8-K	001-34789	1.6	June 1, 2021
10.48	Amendment to Equity Distribution Agreement, dated June 1, 2021, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, LP, and Keybanc Capital Markets Inc.	8-K	001-34789	1.7	June 1, 2021
10.49	Amendment to Equity Distribution Agreement, dated June 1, 2021, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, LP, and Wells Fargo Securities, LLC.	8-K	001-34789	1.8	June 1, 2021
10.50	Bridge Commitment Letter, dated as of December 6, 2014, by and among the operating partnership, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA.	8-K	001-34789	10.1	December 11, 2014

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
			Incorporated by Reference		
10.51	Backstop Commitment Letter, dated as of December 6, 2014, by and among the operating partnership, Wells Fargo Bank, National Association and Wells Fargo Securities, LLC.	8-K	001-34789	10.2	December 11, 2014
10.52	Form of 2015 Outperformance Award Agreement.*	8-K	001-34789	10.1	January 2, 2015
10.53	First Amended and Restated Limited Partnership Agreement of Hudson 1455 Market, L.P.	8-K	001-34789	10.1	January 12, 2015
10.54	Indemnification Agreement, dated December 15, 2014, by and between Hudson Pacific Properties, Inc. and Robert L. Harris II.	10-K	001-34789	10.84	March 2, 2015
10.55	Hudson Pacific Properties, Inc. and Hudson Pacific Properties, L.P. 2010 Incentive Award Plan (2012 Outperformance program) Restricted Stock Unit Award Agreement.*	8-K	001-34789	10.1	March 12, 2015
10.56	Form of Addendum to 2014 Outperformance Award Agreement.*	8-K	001-34789	10.2	March 12, 2015
10.57	Hudson Pacific Properties, Inc. Revised Non-Employee Director Compensation Program.	10-Q	001-34789	10.91	August 10, 2015
10.58	Loan Agreement dated as of October 9, 2015 between Hudson Element LA, LLC, as Borrower and Cantor Commercial Real Estate Lending, L.P. and Goldman Sachs Mortgage Company, collectively, as Lender.	10-Q	001-34789	10.93	November 6, 2015
10.59	Note Purchase Agreement, dated as of November 16, 2015, by and among Hudson Pacific Properties, L.P. and the purchasers named therein.	8-K	001-34789	10.2	November 20, 2015
10.60	Amended and Restated Employment Agreement between Hudson Pacific Properties, Inc. and Victor J. Coleman, dated January 1, 2016.*	8-K	001-34789	10.2	December 21, 2015
10.61	Amended and Restated Employment Agreement between Hudson Pacific Properties, Inc. and Mark T. Lammas, dated January 1, 2016.*	8-K	001-34789	10.3	December 21, 2015
10.62	Amended and Restated Employment Agreement between Hudson Pacific Properties, Inc. and Christopher Barton, dated January 1, 2016.*	8-K	001-34789	10.4	December 21, 2015
10.63	Amended and Restated Employment Agreement between Hudson Pacific Properties, Inc. and Alex Vouvalides, dated January 1, 2016.*	8-K	001-34789	10.5	December 21, 2015
10.64	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement.*	8-K	001-34789	10.6	December 21, 2015
10.65	Employment Agreement between Hudson Pacific Properties, Inc. and Joshua Hatfield.*	10-K	001-34789	10.95	February 26, 2016
10.66	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement (2013 Outperformance Program).*	10-K	001-34789	10.96	February 26, 2016
10.67	Form of 2016 Outperformance Award Agreement (REIT Shares).*	8-K	001-34789	10.1	March 21, 2016
10.68	Form of 2016 Outperformance Program OPP Unit Agreement (LTIP Units).*	8-K	001-34789	10.2	March 21, 2016
10.69	Note Purchase Agreement, dated as of July 6, 2016, by and among Hudson Pacific Properties, L.P. and the purchasers named therein.	10-Q	001-34789	10.8	August 4, 2016
10.70	Form of 2017 Outperformance Award Agreement (REIT Shares).*	8-K	001-34789	10.1	February 10, 2017
10.71	Form of 2017 Outperformance Award Agreement (LTIP Units).*	8-K	001-34789	10.2	February 10, 2017
10.72	Amended and Restated Hudson Pacific Properties, Inc. and Hudson Pacific Properties, L.P. 2010 Incentive Award Plan.*	8-K	001-34789	10.1	May 25, 2017
10.73	Indemnification Agreement, dated August 16, 2017, by and between Hudson Pacific Properties, Inc. and Andrea Wong.	10-Q	001-34789	10.2	November 6, 2017
10.74	Form of 2018 Outperformance Award Agreement (REIT Shares).*	10-K	001-34789	10.72	February 16, 2018
10.75	Form of 2018 Outperformance Award Agreement (LTIP Units).*	10-K	001-34789	10.73	February 16, 2018
10.76	Form of Amendment to Outperformance Award Agreement.*	10-Q	001-34789	10.1	August 2, 2018
10.77	Form of Time-Based LTIP Unit Agreement.*	8-K	001-34789	10.1	December 14, 2018
10.78	Form of 2019 Outperformance Award Agreement (REIT Shares).*	10-K	001-34789	10.75	February 19, 2019
10.79	Form of 2019 Outperformance Award Agreement (LTIP Units).*	10-K	001-34789	10.76	February 19, 2019
10.80	Indemnification Agreement, dated March 14, 2019, by and between Hudson Pacific Properties, Inc. and Christy Haubegger.*	10-Q	001-34789	10.2	May 7, 2019
10.81	Form of Performance-Based LTIP Unit Agreement.*	10-K	001-34789	10.78	February 24, 2020
10.82	Amended and Restated Employment Agreement between Hudson Pacific Properties, Inc. and Victor J. Coleman, dated January 1, 2020.*	10-K	001-34789	10.79	February 24, 2020
10.83	Amended and Restated Employment Agreement between Hudson Pacific Properties, Inc. and Mark T. Lammas, dated January 1, 2020.*	10-K	001-34789	10.80	February 24, 2020
10.84	Amended and Restated Employment Agreement between Hudson Pacific Properties, Inc. and Alexander Vouvalides, dated January 1, 2020.*	10-K	001-34789	10.81	February 24, 2020
10.85	Amended and Restated Employment Agreement between Hudson Pacific Properties, Inc. and Christopher J. Barton, dated January 1, 2020.*	10-K	001-34789	10.82	February 24, 2020
10.86	Amended and Restated Employment Agreement between Hudson Pacific Properties, Inc. and Joshua Hatfield, dated January 1, 2020.*	10-K	001-34789	10.83	February 24, 2020

Exhibit No.	Description	Incorporated by Reference			
		Form	File No.	Exhibit No.	Filing Date
10.87	Employment Agreement between Hudson Pacific Properties, Inc. and Harout Diramerian, dated January 1, 2020.*	10-K	001-34789	10.84	February 24, 2020
10.88	Indemnification Agreement, dated January 1, 2020, by and between Hudson Pacific Properties, Inc. and Harout Diramerian.	10-K	001-34789	10.85	February 24, 2020
10.89	Note Purchase Agreement, dated as of November 16, 2015, by and among Hudson Pacific Properties, L.P. and the purchasers named therein, as amended by that certain First Amendment, dated as of November 7, 2019.	10-K	001-34789	10.88	February 24, 2020
10.90	Note Purchase Agreement, dated as of July 6, 2016, by and among Hudson Pacific Properties, L.P. and the purchasers named therein, as amended by that certain First Amendment, dated as of November 7, 2019.	10-K	001-34789	10.89	February 24, 2020
10.91	Fourth Amended and Restated Credit Agreement, dated as of December 21, 2021, by and among Hudson Pacific Properties, L.P., as borrower, each of the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent.	8-K	001-34789	10.1	December 21, 2021
10.92	First Modification Agreement to the Fourth Amended and Restated Credit Agreement, dated as of September 15, 2022, by and among Hudson Pacific Properties, L.P., as borrower, each of the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent.	8-K	001-34789	10.1	September 16, 2022
10.93	Transition Agreement, dated as of February 8, 2021 between Alexander Vouvalides, Hudson Pacific Properties, Inc. and Hudson Pacific Properties, L.P.	8-K	001-34789	10.1	February 12, 2021
10.94	Transition Agreement, dated as of February 8, 2021 between Joshua Hatfield, Hudson Pacific Properties, Inc. and Hudson Pacific Properties, L.P.	8-K	001-34789	10.2	February 12, 2021
10.95	Indemnification Agreement, dated January 1, 2021, by and between Hudson Pacific Properties, Inc. and Karen Brodkin.	10-K	001-34789	10.92	February 22, 2021
10.96	Form of Performance-Based LTIP Unit Agreement.*	10-K	001-34789	10.93	February 22, 2021
10.97	Employment Agreement between Hudson Pacific Properties, Inc. and Steven Jaffe, dated January 1, 2020.*	10-K	001-34789	10.96	February 18, 2022
10.98	Indemnification Agreement, dated January 1, 2020, by and between Hudson Pacific Properties, Inc. and Steven Jaffe.	10-K	001-34789	10.97	February 18, 2022
10.99	Employment Agreement between Hudson Pacific Properties, Inc. and Arthur Suazo, dated January 1, 2020.*	10-K	001-34789	10.98	February 18, 2022
10.100	Indemnification Agreement, dated January 1, 2020, by and between Hudson Pacific Properties, Inc. and Arthur Suazo.	10-K	001-34789	10.99	February 18, 2022
10.101	Form of Performance-Based LTIP Unit Agreement.*	8-K	001-34789	10.1	March 10, 2022
10.102	Indemnification Agreement, dated March 17, 2022, by and between Hudson Pacific Properties, Inc. and Erinn Burnough.+				
10.103	Hudson Pacific Properties - Non-Employee Director Compensation Program.+				
21.1	Subsidiaries of Hudson Pacific Properties, Inc.+				
23.1	Consent of Independent Registered Public Accounting Firm.+				
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Hudson Pacific Properties, Inc.+				
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Hudson Pacific Properties, Inc.+				
31.3	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Hudson Pacific Properties, L.P.+				
31.4	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 Hudson Pacific Properties, L.P.+				
32.1	Certifications by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Hudson Pacific Properties, Inc.+				
32.2	Certifications by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Hudson Pacific Properties, L.P.+				
99.1	Certificate of Correction.	8-K	001-34789	99.1	January 23, 2012
101	The following financial information from Hudson Pacific Properties, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2022 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive (Loss) Income, (iv) Consolidated Statements of Equity, (v) Consolidated Statements of Capital, (vi) Consolidated Statements of Cash Flows and (vii) Notes to Consolidated Financial Statements.**				
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).				

* Denotes a management contract or compensatory plan or arrangement.

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
				Incorporated by Reference	
**	Pursuant to Rule 406T of Regulation S-T, the interactive data files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.				
+	Filed herewith.				

ITEM 16.   Form 10-K Summary

Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Hudson Pacific Properties, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDSON PACIFIC PROPERTIES, INC.

February 10, 2023

/s/ VICTOR J. COLEMAN
VICTOR J. COLEMAN
Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Victor J. Coleman and Mark T. Lammas, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Form 10-K filed herewith and any and all amendments to said Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable Hudson Pacific Properties, Inc. to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all requirements of the Securities and Exchange Commission in connection therewith, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934 this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ VICTOR J. COLEMAN **Victor J. Coleman**	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	February 10, 2023
/s/ HAROUT K. DIRAMERIAN **Harout K. Diramerian**	Chief Financial Officer (Principal Financial Officer)	February 10, 2023
/s/ THEODORE R. ANTENUCCI **Theodore R. Antenucci**	Director	February 10, 2023
/s/ KAREN BRODKIN **Karen Brodkin**	Director	February 10, 2023
/s/ EBS BURNOUGH **Ebs Burnough**	Director	February 10, 2023
/s/ RICHARD B. FRIED **Richard B. Fried**	Director	February 10, 2023
/s/ JONATHAN M. GLASER **Jonathan M. Glaser**	Director	February 10, 2023
/s/ ROBERT L. HARRIS II **Robert L. Harris II**	Director	February 10, 2023
/s/ CHRISTY HAUBEGGER **Christy Haubegger**	Director	February 10, 2023
/s/ MARK D. LINEHAN **Mark D. Linehan**	Director	February 10, 2023
/s/ ANDREA L. WONG **Andrea L. Wong**	Director	February 10, 2023

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Hudson Pacific Properties, L.P. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDSON PACIFIC PROPERTIES, L.P.

February 10, 2023

/s/ VICTOR J. COLEMAN

VICTOR J. COLEMAN
Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Victor J. Coleman and Mark T. Lammas, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Form 10-K filed herewith and any and all amendments to said Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable Hudson Pacific Properties, Inc. as sole general partner and on behalf of Hudson Pacific Properties, L.P., to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all requirements of the Securities and Exchange Commission in connection therewith, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934 this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ VICTOR J. COLEMAN **Victor J. Coleman**	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	February 10, 2023
/s/ HAROUT K. DIRAMERIAN **Harout K. Diramerian**	Chief Financial Officer (Principal Financial Officer)	February 10, 2023
/s/ THEODORE R. ANTENUCCI **Theodore R. Antenucci**	Director	February 10, 2023
/s/ KAREN BRODKIN **Karen Brodkin**	Director	February 10, 2023
/s/ EBS BURNOUGH **Ebs Burnough**	Director	February 10, 2023
/s/ RICHARD B. FRIED **Richard B. Fried**	Director	February 10, 2023
/s/ JONATHAN M. GLASER **Jonathan M. Glaser**	Director	February 10, 2023
/s/ ROBERT L. HARRIS II **Robert L. Harris II**	Director	February 10, 2023
/s/ CHRISTY HAUBEGGER **Christy Haubegger**	Director	February 10, 2023
/s/ MARK D. LINEHAN **Mark D. Linehan**	Director	February 10, 2023
/s/ ANDREA L. WONG **Andrea L. Wong**	Director	February 10, 2023

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Report of Management on Internal Control over Financial Reporting

The management of Hudson Pacific Properties, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.

Our system of internal control is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of our financial statements for external reporting purposes in accordance with United States generally accepted accounting principles. Our management, including the undersigned Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In conducting its assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control—Integrated Framework (2013 Framework). Based on this assessment, management concluded that, as of December 31, 2022, our internal control over financial reporting was effective based on those criteria.

Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures, or our internal controls will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this annual report, as stated in their report appearing on page F-2, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2022.

/S/   VICTOR J. COLEMAN

Victor J. Coleman
Chief Executive Officer and
Chairman of the Board of Directors

/S/   HAROUT K. DIRAMERIAN

Harout K. Diramerian
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Hudson Pacific Properties, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Hudson Pacific Properties, Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Hudson Pacific Properties, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

As indicated in the accompanying Report of Management on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Quixote Studios, LLC, which is included in the 2022 consolidated financial statements of the Company and constituted 5% of total assets as of December 31, 2022 and 3% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Quixote Studios, LLC.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive (loss) income, equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated February 10, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Los Angeles, California
February 10, 2023

<h1 style="text-align:center">Report of Independent Registered Public Accounting Firm</h1>

To the Shareholders and the Board of Directors of Hudson Pacific Properties, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hudson Pacific Properties, Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive (loss) income, equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 10, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Purchase price accounting

Description of the Matter

During the year ended December 31, 2022, the Company acquired 100% of the equity interests in Quixote Studios, LLC for an aggregate purchase price of $359.1 million. The transaction was accounted for as a business combination. As discussed in Note 2 to the consolidated financial statements, in a business combination, the Company estimates the fair value of the identifiable assets and liabilities of the acquired entity on the acquisition date, and the difference between the fair value of the consideration transferred for the acquisition and the fair value of the net assets acquired is recorded as goodwill. Acquisition-related expenses arising from the transaction are expensed as incurred. Auditing the Company's purchase price accounting was complex due to the significant estimation required by management in determining the fair value of acquired assets and assumed liabilities. In particular, significant estimation was used in management's selection of assumptions for the customer retention rate due to the judgmental nature of the inputs, including unobservable inputs. Furthermore, the selected assumption for customer retention rate is sensitive in affecting the measurement of the fair value of acquired customer relationship intangibles. Amortization of customer relationship intangibles is recorded in depreciation and amortization expense over the asset's related useful life.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over management's purchase price accounting, including controls over the Company's review of the assumptions underlying the purchase price allocation, the cash flow projections, and the accuracy of the underlying data used.

Our testing of the Company's purchase price accounting included, among other procedures, assessing the valuation methods and significant assumptions used by management in developing the fair value estimates of the assets acquired and liabilities assumed. For example, we identified significant assumptions within the models by performing sensitivity analyses to determine if a reasonable variation in the assumption would materially affect the measurement of the related acquired asset. For the customer retention rate, we evaluated the reasonableness of management's selected assumption by comparing to independently identified external market data sources and searching for contrary or corroborating evidence within other sources of internal information. We involved our valuation specialists in verifying the appropriateness of management's valuation methods and models. We also evaluated the completeness and accuracy of the underlying data supporting management's purchase price accounting, tested the incorporation of the significant assumptions in the purchase price accounting, and recalculated the models' results for clerical accuracy.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2009.

Los Angeles, California
February 10, 2023

HUDSON PACIFIC PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2022	December 31, 2021
ASSETS		
Investment in real estate, at cost	$ 8,716,572	$ 8,361,477
Accumulated depreciation and amortization	(1,541,271)	(1,283,774)
Investment in real estate, net	**7,175,301**	**7,077,703**
Non-real estate property, plant and equipment, net	130,289	58,469
Cash and cash equivalents	255,761	96,555
Restricted cash	29,970	100,321
Accounts receivable, net	16,820	25,339
Straight-line rent receivables, net	279,910	240,306
Deferred leasing costs and intangible assets, net	393,842	341,444
U.S. Government securities	—	129,321
Operating lease right-of-use assets	401,051	287,041
Prepaid expenses and other assets, net	98,837	119,000
Investment in unconsolidated real estate entities	180,572	154,731
Goodwill	263,549	109,439
Assets associated with real estate held for sale	93,238	250,520
TOTAL ASSETS	**$ 9,319,140**	**$ 8,990,189**
LIABILITIES AND EQUITY		
Liabilities		
Unsecured and secured debt, net	$ 4,585,862	$ 3,733,903
In-substance defeased debt	—	128,212
Joint venture partner debt	66,136	66,136
Accounts payable, accrued liabilities and other	264,098	300,959
Operating lease liabilities	399,801	293,596
Intangible liabilities, net	34,091	42,290
Security deposits, prepaid rent and other	83,797	84,939
Liabilities associated with real estate held for sale	665	3,898
Total liabilities	**5,434,450**	**4,653,933**
Commitments and contingencies (Note 19)		
Redeemable preferred units of the operating partnership	9,815	9,815
Redeemable non-controlling interest in consolidated real estate entities	125,044	129,449
Equity		
Hudson Pacific Properties, Inc. stockholders' equity:		
4.750% Series C cumulative redeemable preferred stock, $0.01 par value, $25.00 per share liquidation preference, 18,400,000 authorized, 17,000,000 shares outstanding at December 31, 2022 and 2021	425,000	425,000
Common stock, $0.01 par value, 481,600,000 authorized, 141,054,478 and 151,124,543 shares outstanding at December 31, 2022 and 2021, respectively	1,409	1,511
Additional paid-in capital	2,889,967	3,317,072
Accumulated other comprehensive loss	(11,272)	(1,761)
Total Hudson Pacific Properties, Inc. stockholders' equity	**3,305,104**	**3,741,822**
Non-controlling interest—members in consolidated real estate entities	377,756	402,971
Non-controlling interest—units in the operating partnership	66,971	52,199
Total equity	**3,749,831**	**4,196,992**
TOTAL LIABILITIES AND EQUITY	**$ 9,319,140**	**$ 8,990,189**

The accompanying notes are an integral part of these consolidated financial statements.

HUDSON PACIFIC PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data)

		Year Ended December 31,		
		2022	**2021**	**2020**
REVENUES				
Office				
Rental	$	834,408	$ 782,736	$ 721,286
Service and other revenues		18,292	12,634	14,633
Total office revenues		**852,700**	**795,370**	**735,919**
Studio				
Rental		59,672	49,985	48,756
Service and other revenues		113,852	51,480	20,290
Total studio revenues		**173,524**	**101,465**	**69,046**
Total revenues		**1,026,224**	**896,835**	**804,965**
OPERATING EXPENSES				
Office operating expenses		308,668	280,334	262,199
Studio operating expenses		105,150	55,513	37,580
General and administrative		79,501	71,346	77,882
Depreciation and amortization		373,219	343,614	299,682
Total operating expenses		**866,538**	**750,807**	**677,343**
OTHER INCOME (EXPENSE)				
Income from unconsolidated real estate entities		943	1,822	736
Fee income		7,972	3,221	2,815
Interest expense		(149,901)	(121,939)	(113,823)
Interest income		2,340	3,794	4,089
Management services reimbursement income—unconsolidated real estate entities		4,163	1,132	—
Management services expense—unconsolidated real estate entities		(4,163)	(1,132)	—
Transaction-related expenses		(14,356)	(8,911)	(440)
Unrealized (loss) gain on non-real estate investments		(1,440)	16,571	(2,463)
Loss on sale of real estate		(2,164)	—	—
Impairment loss		(28,548)	(2,762)	—
Loss on extinguishment of debt		—	(6,259)	(2,654)
Other income (expense)		8,951	(2,553)	548
Total other expenses		**(176,203)**	**(117,016)**	**(111,192)**
Net (loss) income		**(16,517)**	**29,012**	**16,430**
Net income attributable to Series A preferred units		(612)	(612)	(612)
Net income attributable to Series C preferred shares		(20,431)	(2,281)	—
Net income attributable to participating securities		(1,194)	(1,090)	(1,041)
Net income attributable to non-controlling interest in consolidated real estate entities		(23,418)	(21,806)	(18,955)
Net loss attributable to redeemable non-controlling interest in consolidated real estate entities		4,964	2,902	4,571
Net loss (income) attributable to non-controlling interest in the operating partnership		709	(61)	(10)
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$	**(56,499)**	$ **6,064**	$ **383**
BASIC AND DILUTED PER SHARE AMOUNTS				
Net (loss) income attributable to common stockholders—basic	$	(0.39)	$ 0.04	$ 0.00
Net (loss) income attributable to common stockholders—diluted	$	(0.39)	$ 0.04	$ 0.00
Weighted average shares of common stock outstanding—basic		143,732,433	151,618,282	153,126,027
Weighted average shares of common stock outstanding—diluted		143,732,433	151,943,360	153,169,025

The accompanying notes are an integral part of these consolidated financial statements.

HUDSON PACIFIC PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net (loss) income	$ (16,517)	$ 29,012	$ 16,430
Currency translation adjustments	(12,375)	(1,064)	1,394
Net unrealized gains (losses) on derivative instruments:			
Unrealized gains (losses)	621	171	(14,471)
Reclassification adjustment for realized losses	2,097	7,360	5,444
Total net gains (losses) on derivative instruments:	**2,718**	**7,531**	**(9,027)**
Total other comprehensive (loss) income	**(9,657)**	**6,467**	**(7,633)**
Comprehensive (loss) income	**(26,174)**	**35,479**	**8,797**
Comprehensive income attributable to Series A preferred units	(612)	(612)	(612)
Comprehensive income attributable to Series C preferred stock	(20,431)	(2,281)	—
Comprehensive income attributable to participating securities	(1,194)	(1,090)	(1,041)
Comprehensive income attributable to non-controlling interest in consolidated real estate entities	(23,442)	(21,806)	(18,955)
Comprehensive loss attributable to redeemable non-controlling interest in consolidated real estate entities	4,964	2,902	4,571
Comprehensive loss (income) attributable to non-controlling interest in the operating partnership	879	(156)	51
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	**$ (66,010)**	**$ 12,436**	**$ (7,189)**

The accompanying notes are an integral part of these consolidated financial statements.

HUDSON PACIFIC PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands, except share data)

	Hudson Pacific Properties, Inc. Stockholders' Equity						Non-controlling Interest		
	Series C Cumulative Redeemable Preferred Stock	Shares of Common Stock	Stock Amount	Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Units in the Operating Partnership	Members in Consolidated Real Estate Entities	Total Equity
Balance, December 31, 2019	$ —	154,691,052	$ 1,546	$ 3,415,808	$ —	$ (561)	$ 23,082	$ 269,487	$3,709,362
Contributions	—	—	—	—	—	—	—	138,124	138,124
Sale of non-controlling interest	—	—	—	300,104	—	—	—	67,038	367,142
Distributions	—	—	—	—	—	—	—	(26,595)	(26,595)
Transaction costs	—	—	—	(16,047)	—	—	—	—	(16,047)
Issuance of unrestricted stock	—	420,970	5	(5)	—	—	—	—	—
Shares withheld to satisfy tax withholding obligations	—	(225,314)	(2)	(7,580)	—	—	—	—	(7,582)
Repurchase of common stock	—	(3,485,343)	(35)	(80,178)	—	—	—	—	(80,213)
Declared dividend	—	—	—	(151,772)	(1,424)	—	(1,800)	—	(154,996)
Amortization of stock-based compensation	—	—	—	9,428	—	—	16,601	—	26,029
Net income	—	—	—	—	1,424	—	10	18,955	20,389
Other comprehensive loss	—	—	—	—	—	(7,572)	(61)	—	(7,633)
Balance, December 31, 2020	—	151,401,365	1,514	3,469,758	—	(8,133)	37,832	467,009	3,967,980
Contributions	—	—	—	—	—	—	—	24,718	24,718
Distributions	—	—	—	—	—	—	—	(110,562)	(110,562)
Proceeds from sale of common stock, net of underwriters' discount and transaction costs	—	1,526,163	15	44,805	—	—	—	—	44,820
Transaction costs	—	—	—	(243)	—	—	—	—	(243)
Issuance of unrestricted stock	—	222,781	2	(2)	—	—	—	—	—
Issuance of Series C cumulative redeemable preferred stock	425,000	—	—	(11,993)	—	—	—	—	413,007
Shares withheld to satisfy tax withholding obligations	—	(90,843)	(1)	(2,205)	—	—	—	—	(2,206)
Repurchase of common stock	—	(1,934,923)	(19)	(46,118)	—	—	—	—	(46,137)
Declared dividend	(2,281)	—	—	(145,158)	(7,154)	—	(2,248)	—	(156,841)
Amortization of stock-based compensation	—	—	—	8,228	—	—	16,459	—	24,687
Net income	2,281	—	—	—	7,154	—	61	21,806	31,302
Other comprehensive income	—	—	—	—	—	6,372	95	—	6,467
Balance, December 31, 2021	425,000	151,124,543	1,511	3,317,072	—	(1,761)	52,199	402,971	4,196,992
Contributions	—	—	—	—	—	—	—	23,689	23,689
Distributions	—	—	—	—	—	—	—	(72,346)	(72,346)
Transaction costs	—	—	—	(573)	—	—	—	—	(573)
Issuance of unrestricted stock	—	234,741	2	(2)	—	—	—	—	—
Shares withheld to satisfy tax withholding obligations	—	(70,722)	(1)	(694)	—	—	—	—	(695)
Repurchase of common stock	—	(2,105,359)	(21)	(37,185)	—	—	—	—	(37,206)
Accelerated repurchase of common stock	—	(8,128,725)	(82)	(199,918)	—	—	—	—	(200,000)
Declared dividend	(20,431)			(198,016)	55,305	—	(2,716)	—	(165,858)
Amortization of stock-based compensation	—	—	—	9,283	—	—	18,367	—	27,650
Net income (loss)	20,431	—	—	—	(55,305)	—	(709)	23,418	(12,165)
Other comprehensive (loss) income	—	—	—	—	—	(9,511)	(170)	24	(9,657)
Balance, December 31, 2022	$ 425,000	141,054,478	$ 1,409	$ 2,889,967	$ —	$ (11,272)	$ 66,971	$ 377,756	$3,749,831

The accompanying notes are an integral part of these consolidated financial statements.

HUDSON PACIFIC PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss) income	$ (16,517)	$ 29,012	$ 16,430
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	373,219	343,614	299,682
Non-cash portion of interest expense	13,894	10,463	6,885
Amortization of stock-based compensation	24,296	21,163	22,723
Income from unconsolidated real estate entities	(943)	(1,822)	(736)
Unrealized loss (gain) on non-real estate investments	1,440	(16,571)	2,463
Straight-line rents	(38,508)	(21,895)	(30,357)
Straight-line rent expense	3,198	1,421	1,462
Amortization of above- and below-market leases, net	(8,032)	(11,415)	(9,635)
Amortization of above- and below-market ground lease, net	2,731	2,367	2,352
Amortization of lease incentive costs	1,545	1,885	1,915
Distribution of income from unconsolidated real estate entities	1,243	1,916	—
Gain on derivative instruments	(8,740)	—	—
Impairment loss	28,548	2,762	—
Earnout liability fair value adjustment	1,757	—	—
Loss on sale of real estate	2,164	—	—
Gain from insurance proceeds	(1,167)	—	—
Loss on extinguishment of debt	—	6,259	2,654
Change in operating assets and liabilities:			
Accounts receivable	16,150	3,523	(9,098)
Deferred leasing costs and lease intangibles	(33,940)	(19,831)	(13,276)
Prepaid expenses and other assets	(2,240)	(32,669)	(9,117)
Accounts payable, accrued liabilities and other	11,718	(38)	11,693
Security deposits, prepaid rent and other	(2,315)	(5,281)	5,992
Net cash provided by operating activities	**369,501**	**314,863**	**302,032**
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sales of real estate	137,709	—	—
Additions to investment property	(276,798)	(338,629)	(402,283)
Property acquisitions	(96,459)	(118,907)	(593,945)
Acquisitions of businesses	(199,098)	(209,854)	—
Maturities of U.S. Government securities	129,300	5,778	5,656
Contributions to non-real estate investments	(17,109)	(12,397)	(3,404)
Distributions from non-real estate investments	1,492	53	1,238
Proceeds from sale of non-real estate investment	—	—	1,042
Distributions from unconsolidated real estate entities	1,875	1,654	1,608
Contributions to unconsolidated real estate entities	(40,081)	(75,585)	(16,756)
Additions to non-real estate property, plant and equipment	(20,209)	(6,321)	—
Insurance proceeds for damaged property, plant and equipment	1,284	—	—
Net cash used in investing activities	**(378,094)**	**(754,208)**	**(1,006,844)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from unsecured and secured debt	1,197,556	1,450,500	1,736,914
Payments of unsecured and secured debt	(515,000)	(1,117,903)	(1,150,097)
Payments of in-substance defeased debt	(128,212)	(3,494)	(3,323)
Proceeds from sale of common stock	—	44,974	—
Proceeds from issuance of Series C cumulative redeemable preferred stock	—	413,007	—
Transaction costs	(573)	(397)	(16,047)
Repurchases of common stock	(37,206)	(46,137)	(80,213)
Accelerated share repurchase	(200,000)	—	—
Dividends paid to common stock and unitholders	(145,427)	(154,560)	(154,996)
Dividends paid to preferred stock and unitholders	(23,324)	(612)	(612)
Contributions from redeemable non-controlling members in consolidated real estate entities	575	4,493	7,201
Distributions to redeemable non-controlling members in consolidated real estate entities	(16)	(16)	(16)
Contributions from non-controlling members in consolidated real estate entities	23,689	24,718	138,124
Distributions to non-controlling members in consolidated real estate entities	(72,346)	(110,562)	(26,595)
Proceeds from sale of non-controlling interest	—	—	367,500
Payments to satisfy tax withholding obligations	(695)	(2,206)	(7,582)
Payment of loan costs	(1,573)	(15,124)	(14,164)
Net cash provided by financing activities	**97,448**	**486,681**	**796,094**
Net increase in cash and cash equivalents and restricted cash	88,855	47,336	91,282
Cash and cash equivalents and restricted cash—beginning of period	196,876	149,540	58,258
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH—END OF PERIOD	$ 285,731	$ 196,876	$ 149,540

The accompanying notes are an integral part of these consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To the Partners of Hudson Pacific Properties, L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hudson Pacific Properties, L.P. as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive (loss) income, capital and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Operating Partnership at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on the Operating Partnership's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Operating Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Operating Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Purchase price accounting

Description of the Matter

During the year ended December 31, 2022, the Operating Partnership acquired 100% of the equity interests in Quixote Studios, LLC for an aggregate purchase price of $359.1 million. The transaction was accounted for as a business combination. As discussed in Note 2 to the consolidated financial statements, in a business combination, the Operating Partnership estimates the fair value of the identifiable assets and liabilities of the acquired entity on the acquisition date, and the difference between the fair value of the consideration transferred for the acquisition and the fair value of the net assets acquired is recorded as goodwill. Acquisition-related expenses arising from the transaction are expensed as incurred. Auditing the Operating Partnership's purchase price accounting was complex due to the significant estimation required by management in determining the fair value of acquired assets and assumed liabilities. In particular, significant estimation was used in management's selection of assumptions for the customer retention rate due to the judgmental nature of the inputs, including unobservable inputs. Furthermore, the selected assumption for customer retention rate is sensitive in affecting the measurement of the fair value of acquired customer relationship intangibles. Amortization of customer relationship intangibles is recorded in depreciation and amortization expense over the asset's related useful life.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Operating Partnership's controls over management's purchase price accounting, including controls over the Operating Partnership's review of the assumptions underlying the purchase price allocation, the cash flow projections, and the accuracy of the underlying data used.

Our testing of the Operating Partnership's purchase price accounting included, among other procedures, assessing the valuation methods and significant assumptions used by management in developing the fair value estimates of the assets acquired and liabilities assumed. For example, we identified significant assumptions within the models by performing sensitivity analyses to determine if a reasonable variation in the assumption would materially affect the measurement of the related acquired asset or assumed liability. For the customer retention rate, we evaluated the reasonableness of management's selected assumption by comparing to independently identified external market data sources and searching for contrary or corroborating evidence within other sources of internal information. We involved our valuation specialists in verifying the appropriateness of management's valuation methods and models. We also evaluated the completeness and accuracy of the underlying data supporting management's purchase price accounting, tested the incorporation of the significant assumptions in the purchase price accounting, and recalculated the models' results for clerical accuracy.

/s/ Ernst & Young LLP

We have served as the Operating Partnership's auditor since 2015.

Los Angeles, California
February 10, 2023

HUDSON PACIFIC PROPERTIES, L.P.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2022	December 31, 2021
ASSETS		
Investment in real estate, at cost	$ 8,716,572	$ 8,361,477
Accumulated depreciation and amortization	(1,541,271)	(1,283,774)
Investment in real estate, net	**7,175,301**	**7,077,703**
Non-real estate property, plant and equipment, net	130,289	58,469
Cash and cash equivalents	255,761	96,555
Restricted cash	29,970	100,321
Accounts receivable, net	16,820	25,339
Straight-line rent receivables, net	279,910	240,306
Deferred leasing costs and intangible assets, net	393,842	341,444
U.S. Government securities	—	129,321
Operating lease right-of-use assets	401,051	287,041
Prepaid expenses and other assets, net	98,837	119,000
Investment in unconsolidated real estate entities	180,572	154,731
Goodwill	263,549	109,439
Assets associated with real estate held for sale	93,238	250,520
TOTAL ASSETS	**$ 9,319,140**	**$ 8,990,189**
LIABILITIES AND CAPITAL		
Liabilities		
Unsecured and secured debt, net	$ 4,585,862	$ 3,733,903
In-substance defeased debt	—	128,212
Joint venture partner debt	66,136	66,136
Accounts payable, accrued liabilities and other	264,098	300,959
Operating lease liabilities	399,801	293,596
Intangible liabilities, net	34,091	42,290
Security deposits, prepaid rent and other	83,797	84,939
Liabilities associated with real estate held for sale	665	3,898
Total liabilities	**5,434,450**	**4,653,933**
Commitments and contingencies (Note 19)		
Redeemable preferred units of the operating partnership	9,815	9,815
Redeemable non-controlling interest in consolidated real estate entities	125,044	129,449
Capital		
Hudson Pacific Properties, L.P. partners' capital:		
4.750% series C cumulative redeemable preferred units, $25.00 per unit liquidation preference, 17,000,000 units outstanding at December 31, 2022 and 2021	425,000	425,000
Common units, 143,246,320 and 152,967,441 outstanding at December 31, 2022 and 2021, respectively	2,958,535	3,370,800
Accumulated other comprehensive loss	(11,460)	(1,779)
Total Hudson Pacific Properties, L.P. partners' capital	**3,372,075**	**3,794,021**
Non-controlling interest—members in consolidated real estate entities	377,756	402,971
Total capital	**3,749,831**	**4,196,992**
TOTAL LIABILITIES AND CAPITAL	**$ 9,319,140**	**$ 8,990,189**

The accompanying notes are an integral part of these consolidated financial statements.

HUDSON PACIFIC PROPERTIES, L.P.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data)

	Year Ended December 31,		
	2022	**2021**	**2020**
REVENUES			
Office			
Rental	$ 834,408	$ 782,736	$ 721,286
Service and other revenues	18,292	12,634	14,633
Total office revenues	**852,700**	**795,370**	**735,919**
Studio			
Rental	59,672	49,985	48,756
Service and other revenues	113,852	51,480	20,290
Total studio revenues	**173,524**	**101,465**	**69,046**
Total revenues	**1,026,224**	**896,835**	**804,965**
OPERATING EXPENSES			
Office operating expenses	308,668	280,334	262,199
Studio operating expenses	105,150	55,513	37,580
General and administrative	79,501	71,346	77,882
Depreciation and amortization	373,219	343,614	299,682
Total operating expenses	**866,538**	**750,807**	**677,343**
OTHER INCOME (EXPENSE)			
Income from unconsolidated real estate entities	943	1,822	736
Fee income	7,972	3,221	2,815
Interest expense	(149,901)	(121,939)	(113,823)
Interest income	2,340	3,794	4,089
Management services reimbursement income—unconsolidated real estate entities	4,163	1,132	—
Management services expense—unconsolidated real estate entities	(4,163)	(1,132)	—
Transaction-related expenses	(14,356)	(8,911)	(440)
Unrealized (loss) gain on non-real estate investments	(1,440)	16,571	(2,463)
Loss on sale of real estate	(2,164)	—	—
Impairment loss	(28,548)	(2,762)	—
Loss on extinguishment of debt	—	(6,259)	(2,654)
Other income (expense)	8,951	(2,553)	548
Total other expenses	**(176,203)**	**(117,016)**	**(111,192)**
Net (loss) income	**(16,517)**	**29,012**	**16,430**
Net income attributable to non-controlling interest in consolidated real estate entities	(23,418)	(21,806)	(18,955)
Net loss attributable to redeemable non-controlling interest in consolidated real estate entities	4,964	2,902	4,571
Net (loss) income attributable to Hudson Pacific Properties, L.P.	**(34,971)**	**10,108**	**2,046**
Net income attributable to Series A preferred units	(612)	(612)	(612)
Net income attributable to Series C preferred units	(20,431)	(2,281)	—
Net income attributable to participating securities	(1,194)	(1,090)	(1,041)
NET (LOSS) INCOME AVAILABLE TO COMMON UNITHOLDERS	**$ (57,208)**	**$ 6,125**	**$ 393**
BASIC AND DILUTED PER UNIT AMOUNTS			
Net (loss) income attributable to common unitholders—basic	$ (0.39)	$ 0.04	$ 0.00
Net (loss) income attributable to common unitholders—diluted	$ (0.39)	$ 0.04	$ 0.00
Weighted average shares of common units outstanding—basic	145,580,928	153,007,287	154,040,775
Weighted average shares of common units outstanding—diluted	145,580,928	153,332,365	154,083,773

The accompanying notes are an integral part of these consolidated financial statements.

HUDSON PACIFIC PROPERTIES, L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net (loss) income	$ (16,517)	$ 29,012	$ 16,430
Currency translation adjustments	(12,375)	(1,064)	1,394
Net gains (losses) on derivative instruments:			
Unrealized gains (losses)	621	171	(14,471)
Reclassification adjustment for realized losses	2,097	7,360	5,444
Total net gains (losses) on derivative instruments:	**2,718**	**7,531**	**(9,027)**
Total other comprehensive (loss) income	**(9,657)**	**6,467**	**(7,633)**
Comprehensive (loss) income	**(26,174)**	**35,479**	**8,797**
Comprehensive income attributable to Series A preferred units	(612)	(612)	(612)
Comprehensive income attributable to Series C preferred units	(20,431)	(2,281)	—
Comprehensive income attributable to participating securities	(1,194)	(1,090)	(1,041)
Comprehensive income attributable to non-controlling interest in consolidated real estate entities	(23,442)	(21,806)	(18,955)
Comprehensive loss attributable to redeemable non-controlling interest in consolidated real estate entities	4,964	2,902	4,571
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO PARTNERS' CAPITAL	**$ (66,889)**	**$ 12,592**	**$ (7,240)**

The accompanying notes are an integral part of these consolidated financial statements.

HUDSON PACIFIC PROPERTIES, L.P.
CONSOLIDATED STATEMENTS OF CAPITAL
(in thousands, except share data)

	Partners' Capital					Non-controlling Interest— Members in Consolidated Real Estate Entities	Total Capital
	Preferred Units	Number of Common Units	Common Units	Accumulated Other Comprehensive (Loss) Income	Total Partners' Capital		
Balance, December 31, 2019	$ —	155,602,910	$ 3,440,488	$ (613)	$ 3,439,875	$ 269,487	$ 3,709,362
Contributions		—	—	—	—	138,124	138,124
Sale of non-controlling interest	—	—	300,104	—	300,104	67,038	367,142
Distributions	—	—	—	—	—	(26,595)	(26,595)
Transaction costs	—	—	(16,047)	—	(16,047)	—	(16,047)
Issuance of unrestricted units	—	830,195	—	—	—	—	—
Units withheld to satisfy tax withholding obligations	—	(225,314)	(7,582)	—	(7,582)	—	(7,582)
Repurchase of common units		(3,485,343)	(80,213)	—	(80,213)	—	(80,213)
Declared distributions	—	—	(154,996)	—	(154,996)	—	(154,996)
Amortization of unit-based compensation	—	—	26,029	—	26,029	—	26,029
Net income	—	—	1,434	—	1,434	18,955	20,389
Other comprehensive loss	—	—	—	(7,633)	(7,633)	—	(7,633)
Balance, December 31, 2020	**—**	**152,722,448**	**3,509,217**	**(8,246)**	**3,500,971**	**467,009**	**3,967,980**
Contributions	—	—	—	—	—	24,718	24,718
Distributions	—	—	—	—	—	(110,562)	(110,562)
Proceeds from sale of common stock, net of underwriters' discount and transaction costs	—	1,526,163	44,820	—	44,820	—	44,820
Transaction costs	—	—	(243)	—	(243)	—	(243)
Issuance of unrestricted units	—	744,596	—	—	—	—	—
Issuance of Series C cumulative redeemable preferred units	425,000	—	(11,993)	—	413,007	—	413,007
Units withheld to satisfy tax withholding obligations	—	(90,843)	(2,206)	—	(2,206)	—	(2,206)
Repurchase of common units	—	(1,934,923)	(46,137)	—	(46,137)	—	(46,137)
Declared distributions	(2,281)	—	(154,560)	—	(156,841)	—	(156,841)
Amortization of unit-based compensation	—	—	24,687	—	24,687	—	24,687
Net income	2,281	—	7,215	—	9,496	21,806	31,302
Other comprehensive income	—	—	—	6,467	6,467	—	6,467
Balance, December 31, 2021	**425,000**	**152,967,441**	**3,370,800**	**(1,779)**	**3,794,021**	**402,971**	**4,196,992**
Contributions	—	—	—	—	—	23,689	23,689
Distributions	—	—	—	—	—	(72,346)	(72,346)
Transaction costs	—	—	(573)	—	(573)	—	(573)
Issuance of unrestricted units	—	583,685	—	—	—	—	—
Units withheld to satisfy tax withholding obligations	—	(70,722)	(695)	—	(695)	—	(695)
Repurchase of common units	—	(10,234,084)	(237,206)	—	(237,206)	—	(237,206)
Declared distributions	(20,431)	—	(145,427)	—	(165,858)	—	(165,858)
Amortization of unit-based compensation	—	—	27,650	—	27,650	—	27,650
Net income (loss)	20,431	—	(56,014)	—	(35,583)	23,418	(12,165)
Other comprehensive (loss) income	—	—	—	(9,681)	(9,681)	24	(9,657)
Balance, December 31, 2022	**$ 425,000**	**143,246,320**	**$ 2,958,535**	**$ (11,460)**	**$ 3,372,075**	**$ 377,756**	**$ 3,749,831**

The accompanying notes are an integral part of these consolidated financial statements.

HUDSON PACIFIC PROPERTIES, L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss) income	$ (16,517)	$ 29,012	$ 16,430
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	373,219	343,614	299,682
Non-cash portion of interest expense	13,894	10,463	6,885
Amortization of unit-based compensation	24,296	21,163	22,723
Income from unconsolidated real estate entities	(943)	(1,822)	(736)
Unrealized loss (gain) on non-real estate investments	1,440	(16,571)	2,463
Straight-line rents	(38,508)	(21,895)	(30,357)
Straight-line rent expense	3,198	1,421	1,462
Amortization of above- and below-market leases, net	(8,032)	(11,415)	(9,635)
Amortization of above- and below-market ground lease, net	2,731	2,367	2,352
Amortization of lease incentive costs	1,545	1,885	1,915
Distribution of income from unconsolidated real estate entities	1,243	1,916	—
Gain on derivative instruments	(8,740)	—	—
Impairment loss	28,548	2,762	—
Earnout liability fair value adjustment	1,757	—	—
Loss on sale of real estate	2,164	—	—
Gain from insurance proceeds	(1,167)	—	—
Loss on extinguishment of debt	—	6,259	2,654
Change in operating assets and liabilities:			
Accounts receivable	16,150	3,523	(9,098)
Deferred leasing costs and lease intangibles	(33,940)	(19,831)	(13,276)
Prepaid expenses and other assets	(2,240)	(32,669)	(9,117)
Accounts payable, accrued liabilities and other	11,718	(38)	11,693
Security deposits, prepaid rent and other	(2,315)	(5,281)	5,992
Net cash provided by operating activities	**369,501**	**314,863**	**302,032**
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sales of real estate	137,709	—	—
Additions to investment property	(276,798)	(338,629)	(402,283)
Property acquisitions	(96,459)	(118,907)	(593,945)
Acquisitions of businesses	(199,098)	(209,854)	—
Maturities of U.S. Government securities	129,300	5,778	5,656
Contributions to non-real estate investments	(17,109)	(12,397)	(3,404)
Distributions from non-real estate investments	1,492	53	1,238
Proceeds from sale of non-real estate investment	—	—	1,042
Distributions from unconsolidated real estate entities	1,875	1,654	1,608
Contributions to unconsolidated real estate entities	(40,081)	(75,585)	(16,756)
Additions to non-real estate property, plant and equipment	(20,209)	(6,321)	—
Insurance proceeds for damaged property, plant and equipment	1,284	—	—
Net cash used in investing activities	**(378,094)**	**(754,208)**	**(1,006,844)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from unsecured and secured debt	1,197,556	1,450,500	1,736,914
Payments of unsecured and secured debt	(515,000)	(1,117,903)	(1,150,097)
Payments of in-substance defeased debt	(128,212)	(3,494)	(3,323)
Proceeds from sale of common stock	—	44,974	—
Proceeds from issuance of Series C cumulative redeemable preferred units	—	413,007	—
Transaction costs	(573)	(397)	(16,047)
Repurchase of common units	(237,206)	(46,137)	(80,213)
Distributions paid to common unitholders	(145,427)	(154,560)	(154,996)
Distributions paid to preferred unitholders	(23,324)	(612)	(612)
Contributions from redeemable non-controlling members in consolidated real estate entities	575	4,493	7,201
Distributions to redeemable non-controlling members in consolidated real estate entities	(16)	(16)	(16)
Contributions from non-controlling members in consolidated real estate entities	23,689	24,718	138,124
Distributions to non-controlling members in consolidated real estate entities	(72,346)	(110,562)	(26,595)
Proceeds from sale of non-controlling interest	—	—	367,500
Payments to satisfy tax withholding obligations	(695)	(2,206)	(7,582)
Payment of loan costs	(1,573)	(15,124)	(14,164)
Net cash provided by financing activities	**97,448**	**486,681**	**796,094**
Net increase in cash and cash equivalents and restricted cash	88,855	47,336	91,282
Cash and cash equivalents and restricted cash—beginning of period	196,876	149,540	58,258
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH—END OF PERIOD	$ 285,731	$ 196,876	$ 149,540

The accompanying notes are an integral part of these consolidated financial statements.

(Tabular amounts in thousands, except square footage and share/unit data)

1. Organization

Hudson Pacific Properties, Inc. is a Maryland corporation formed on November 9, 2009 as a fully integrated, self-administered and self-managed real estate investment trust ("REIT"). Through its controlling interest in the operating partnership and its subsidiaries, Hudson Pacific Properties, Inc. owns, manages, leases, acquires and develops real estate, consisting primarily of office and studio properties. Unless otherwise indicated or unless the context requires otherwise, all references in these financial statements to "the Company" refer to Hudson Pacific Properties, Inc. together with its consolidated subsidiaries, including Hudson Pacific Properties, L.P. Unless otherwise indicated or unless the context requires otherwise, all references to "our operating partnership" or "the operating partnership" refer to Hudson Pacific Properties, L.P. together with its consolidated subsidiaries.

The Company's portfolio consists of properties primarily located throughout the United States, Western Canada and Greater London, United Kingdom. The following table summarizes the Company's portfolio as of December 31, 2022:

Segments	Number of Properties	Square Feet (unaudited)
Consolidated portfolio		
Office	51	14,338,510
Studio	4	1,291,260
Land	5	1,966,242
Total consolidated portfolio	**60**	**17,596,012**
Unconsolidated portfolio[(1)]		
Office[(2)]	1	1,511,723
Studio[(3)]	1	241,000
Land[(4)]	2	1,617,347
Total unconsolidated portfolio	**4**	**3,370,070**
TOTAL[(5)]	**64**	**20,966,082**

1. The Company owns 20% of the unconsolidated joint venture entity that owns the Bentall Centre property, 50% of the unconsolidated joint venture entity that owns the Sunset Glenoaks Studios development and 35% of the unconsolidated joint venture entity that owns the future Sunset Waltham Cross Studios development. The square footage shown above represents 100% of the properties. See Notes 2 and 6 for details.
2. Includes Bentall Centre.
3. Includes Sunset Glenoaks Studios.
4. Includes land for the Burrard Exchange at Bentall Centre and Sunset Waltham Cross Studios.
5. Includes repositioning, redevelopment, development and held for sale properties.

Concentrations

As of December 31, 2022, the Company's office properties were located in California, the Pacific Northwest and Western Canada. The Company's owned studio properties were primarily located in the Hollywood submarket in Los Angeles, California. 70.7% of the square feet in the Company's consolidated and unconsolidated portfolio is located in California, which exposes the Company to greater economic risks than if it owned a more geographically dispersed portfolio.

A significant portion of the Company's rental revenue is derived from tenants in the technology and media and entertainment industries. As of December 31, 2022, approximately 27.0% and 17.5% of consolidated and unconsolidated rentable square feet were related to the tenants in the technology and media and entertainment industries, respectively.

As of December 31, 2022, the Company's 15 largest tenants represented approximately 36.9% of consolidated and unconsolidated rentable square feet. No single tenant accounted for more than 10%.

For the year ended December 31, 2022, Google, Inc. represented 12.6% of the Company's revenue for the office segment and Netflix, Inc. represented 14.8% of the Company's revenue for the studio segment.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The accompanying consolidated financial statements of the Company and the operating partnership are prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). Any references to the number of properties, acres and square footage are unaudited and outside the scope of the Company's independent registered public accounting firm's audit of the Company's financial statements in accordance with the standards of the United States Public Company Accounting Oversight Board ("PCAOB").

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of the Company, the operating partnership and all wholly-owned and controlled subsidiaries. The consolidated financial statements of the operating partnership include the accounts of the operating partnership and all wholly-owned and controlled subsidiaries. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

Under the consolidation guidance, the Company first evaluates an entity using the variable interest model, then the voting model. The Company ultimately consolidates all entities that the Company controls through either majority ownership or voting rights, including all variable interest entities ("VIEs") of which the Company is considered the primary beneficiary. The Company accounts for all other unconsolidated joint ventures using the equity method of accounting. In addition, the Company continually evaluates each legal entity that is not wholly-owned for reconsideration based on changing circumstances.

VIEs are defined as entities in which equity investors do not have:

- the characteristics of a controlling financial interest;
- sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties; and/or
- the entity is structured with non-substantive voting rights.

The entity that consolidates a VIE is known as its primary beneficiary and is generally the entity with both the power to direct the activities that most significantly affect the VIE's economic performance and the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE. As of December 31, 2022, the Company has determined that its operating partnership and 19 joint ventures met the definition of a VIE. 13 of these joint ventures are consolidated and six are unconsolidated.

(Tables in thousands, except square footage and share data)

Consolidated Joint Ventures

As of December 31, 2022, the operating partnership has determined that 13 of its joint ventures met the definition of a VIE and are consolidated:

Entity	Property	Ownership Interest
Hudson 1455 Market, L.P.	1455 Market	55.0 %
Hudson 1099 Stewart, L.P.	Hill7	55.0 %
HPP-MAC WSP, LLC	One Westside and 10850 Pico	75.0 %
Hudson One Ferry REIT, L.P.	Ferry Building	55.0 %
Sunset Bronson Entertainment Properties, LLC	Sunset Bronson Studios, ICON, CUE	51.0 %
Sunset Gower Entertainment Properties, LLC	Sunset Gower Studios	51.0 %
Sunset 1440 North Gower Street, LLC	Sunset Gower Studios	51.0 %
Sunset Las Palmas Entertainment Properties, LLC	Sunset Las Palmas Studios, Harlow	51.0 %
Sunset Services Holdings, LLC	None[1]	51.0 %
Sunset Studios Holdings, LLC	EPIC	51.0 %
Hudson Media and Entertainment Management, LLC	None[2]	51.0 %
Hudson 6040 Sunset, LLC	6040 Sunset	51.0 %
Hudson 1918 Eighth, L.P.	1918 Eighth	55.0 %

____
1. Sunset Services Holdings, LLC wholly owns Services Holdings, LLC, which owns 100% interests in Sunset Bronson Services, LLC, Sunset Gower Services, LLC and Sunset Las Palmas Services, LLC, which provide services to Sunset Bronson Entertainment Properties, LLC, Sunset Gower Entertainment Properties, LLC and Sunset Las Palmas Entertainment Properties, LLC, respectively.
2. Hudson Media and Entertainment Management, LLC manages the following properties: Sunset Gower Studios, Sunset Bronson Studios, Sunset Las Palmas Studios, 6040 Sunset, ICON, CUE, EPIC and Harlow (collectively "Hollywood Media Portfolio").

As of December 31, 2022 and 2021, the Company has determined that its operating partnership met the definition of a VIE and is consolidated.

Substantially all of the assets and liabilities of the Company are related to the operating partnership VIE. The assets and credit of certain VIEs can only be used to satisfy those VIEs' own contractual obligations, and the VIEs' creditors have no recourse to the general credit of the Company.

Unconsolidated Joint Ventures

As of December 31, 2022, the Company has determined it is not the primary beneficiary of six of its joint ventures that are VIEs. Due to its significant influence over the unconsolidated entities, the Company accounts for them using the equity method of accounting. Under the equity method, the Company initially records the investment at cost and subsequently adjusts for equity in earnings or losses and cash contributions and distributions.

The Company's net equity investment in its unconsolidated joint ventures is reflected within investment in unconsolidated real estate entities on the Consolidated Balance Sheets. The Company's share of net income or loss from the joint ventures is included within income from unconsolidated real estate entities on the Consolidated Statements of Operations. The Company uses the cumulative earnings approach for determining cash flow presentation of distributions from unconsolidated joint ventures. Under this approach, distributions up to the amount of cumulative equity in earnings recognized are classified as cash inflows from operating activities, and those in excess of that amount are classified as cash inflows from investing activities. Refer to Note 6 for further details regarding our investments in unconsolidated joint ventures.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to acquiring, developing and assessing the carrying values of its real estate properties, the fair value measurement of contingent consideration, assets acquired and liabilities assumed in business combination transactions, determining the incremental borrowing rate used in the present value calculations of its new or modified operating lessee agreements, its accrued liabilities, and the valuation of performance-based equity compensation awards. The

Company bases its estimates on historical experience, current market conditions, and various other assumptions that are believed to be reasonable under the circumstances. Actual results could materially differ from these estimates.

Acquisitions

The Company evaluates each acquisition to determine if the integrated set of assets and activities acquired meets the definition of a business and needs to be accounted for as a business combination in accordance with ASC 805, *Business Combinations*. An integrated set of assets and activities would fail to qualify as a business if either (i) substantially all of the fair value of the gross assets acquired is concentrated in either a single identifiable asset or a group of similar identifiable assets or (ii) the integrated set of assets and activities is lacking, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs (i.e., revenue generated before and after the transaction).

Acquisitions of real estate will generally not meet the definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e., land, buildings and improvements and related intangible assets or liabilities) or because the acquisition does not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay.

When the Company acquires properties that are considered asset acquisitions, the purchase price is allocated based on relative fair value of the assets acquired and liabilities assumed. There is no measurement period concept for asset acquisitions, with the purchase price accounting being final in the period of acquisition. Additionally, acquisition-related expenses associated with asset acquisitions are capitalized as part of the purchase price.

The Company assesses fair value based on Level 2 and Level 3 inputs within the fair value framework, which includes estimated cash flow projections that utilize appropriate discount, capitalization rates, renewal probability and available market information, which includes market rental rate and market rent growth rates. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions.

The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant. The fair values of acquired "above- and below-" market leases are based on the estimated cash flow projections utilizing discount rates that reflect the risks associated with the leases acquired. The amount recorded is based on the present value of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the extended below-market term for any leases with below-market renewal options. Other intangible assets acquired include amounts for in-place lease values that are based on the Company's evaluation of the specific characteristics of each tenant's lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes estimates of lost rents at market rates during the hypothetical expected lease-up periods, which are dependent on local market conditions. In estimating costs to execute similar leases, the Company considers commissions, legal and other leasing-related costs. The fair value of debt assumed is based on the estimated cash flow projections utilizing interest rates available for the issuance of debt with similar terms and remaining maturities.

Business Combinations

From time to time, we may enter into business combinations. In accordance with ASC 805, *Business Combinations*, the Company applies the acquisition method for acquisitions that meet the definition of a business combination. Under the acquisition method, the Company estimates the fair value of the identifiable assets and liabilities of the acquired entity on the acquisition date. Acquired intangible assets are valued using different methods under the income approach, including the excess earnings method for customer relationships, the relief-from-royalty method for trade names, and the lost profits method for non-compete agreements. The fair values of acquired "above- and below-" market leases are estimated based on the present value of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the extended below-market term for any leases with below-market renewal options. Acquired property, plant and equipment is valued using the cost approach, including consideration of reproduction or replacement costs, economic depreciation and obsolescence. We measure goodwill as the excess of consideration transferred over the net of the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Goodwill is assigned to each reporting unit that is expected to benefit from the synergies of the business combination. Acquisition-related expenses and transaction costs associated with business combinations are expensed in the period incurred which is included in the transaction-related expenses line item of the Consolidated Statements of Operations.

(Tables in thousands, except square footage and share data)

The acquisition method of accounting requires us to make significant estimates and assumptions regarding the fair value of the identifiable assets and liabilities of the acquired entity on the acquisition date. The Company estimates the fair value using observable inputs classified as Level 2 and unobservable inputs classified as Level 3 of the fair value hierarchy. Significant estimates and assumptions include subjective and/or complex judgments regarding items such as revenue growth rates, long-term growth rates, discount rates, customer retention rates, royalty rates, market rental rates and other factors, including estimating future cash flows that we expect to generate from the acquired assets.

The acquisition method of accounting also requires us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could have a material impact on our financial condition and results of operations. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, we could record future impairment charges.

Investment in Real Estate Properties

Cost Capitalization

The Company capitalizes costs associated with development and redevelopment activities, capital improvements, tenant improvements and leasing activity. Costs associated with development and redevelopment that are capitalized include interest, property taxes, insurance and other costs directly related and essential to the acquisition, development or construction of a real estate project. Indirect development costs, including salaries and benefits, office rent, and associated costs for those individuals directly responsible for and who spend their time on development activities are also capitalized and allocated to the projects to which they relate. Construction and development costs are capitalized while substantial activities are ongoing to prepare an asset for its intended use. The Company considers a construction project as substantially complete and held available for occupancy upon the completion of tenant improvements but no later than one year after cessation of major construction activity. Costs incurred after a project is substantially complete and ready for its intended use, or after development activities have ceased, are expensed as they are incurred. Costs previously capitalized that related to abandoned acquisitions or developments are charged to earnings. Expenditures for repairs and maintenance are expensed as they are incurred.

The Company recognized the following capitalized costs associated with development and redevelopment activities:

	Year Ended December 31,		
	2022	**2021**	**2020**
Capitalized personnel costs	$ 18,098	$ 16,728	$ 15,843
Capitalized interest	$ 18,031	$ 21,689	$ 19,509

Operating Properties

The properties are generally carried at cost, less accumulated depreciation and amortization. The Company computes depreciation and amortization using the straight-line method over the estimated useful lives of the assets as represented in the table below:

Asset Description	**Estimated Useful Life (Years)**
Building and improvements	Shorter of the ground lease term or 39
Land improvements	15
Furniture and fixtures	5 to 7
Tenant and leasehold improvements	Shorter of the estimated useful life or the lease term

The Company amortizes above- and below-market lease intangibles over the remaining non-cancellable lease terms and bargain renewal periods, if applicable. The in-place lease intangibles are amortized over the remaining non-cancellable lease term. When tenants vacate prior to the expiration of a lease, the amortization of intangible assets and liabilities is accelerated. The Company amortizes above- and below-market ground lease intangibles over the remaining non-cancellable lease terms.

(Tables in thousands, except square footage and share data)

Held for Sale

The Company classifies properties as held for sale when certain criteria set forth in ASC 360, *Property, Plant, and Equipment*, are met. These criteria include (i) whether the Company is committed to a plan to sell, (ii) whether the asset or disposal group is available for immediate sale, (iii) whether an active program to locate a buyer and other actions required to complete the plan to sell have been initiated, (iv) whether the sale of the asset or disposal group is probable (i.e., likely to occur) and the transfer is expected to qualify for recognition as a completed sale within one year, (v) whether the long-lived asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value, (vi) whether actions necessary to complete the plan indicate that it is unlikely significant changes to the plan will be made or that the plan will be withdrawn. At the time a property is classified as held for sale, the Company reclassifies its assets and liabilities to held for sale on the Consolidated Balance Sheets for all periods presented and ceases recognizing depreciation expense.

Properties held for sale are reported at the lower of their carrying value or their estimated fair value, less estimated costs to sell. The estimated fair value is generally based on a purchase and sale agreement, letter of intent, or a broker estimated value of the property. The Company will recognize an impairment loss on real estate assets held for sale when the carrying value is greater than the fair value, which is based on the estimated sales price of the property, which is classified within Level 2 of the fair value hierarchy.

The Company assesses the carrying value of real estate assets and related intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable in accordance with GAAP. Impairment losses are recorded on real estate assets held for investment when indicators of impairment are present and the future undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company recognizes impairment losses to the extent the carrying amount exceeds the fair value, based Level 2 inputs.

According to ASC 205, *Presentation of Financial Statements*, the Company does not present the operating results in net loss from discontinued operations for disposals if they do not represent a strategic shift in the Company's business. There were no discontinued operations for the years ended December 31, 2022, 2021 and 2020.

Impairment of Long-Lived Assets

The Company assesses the carrying value of real estate assets and related intangibles for impairment on a quarterly basis and whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable in accordance with GAAP. Impairment losses are recorded on real estate assets held for investment when indicators of impairment are present and the future undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company recognizes impairment losses to the extent the carrying amount exceeds the fair value of the properties based on Level 1 or Level 2 inputs, less estimated costs to sell.

Goodwill and Acquired Intangible Assets

Goodwill is an unidentifiable intangible asset and is recognized as a residual, generally measured as the excess of consideration transferred in a business combination over the identifiable assets acquired and liabilities assumed. Goodwill is assigned to reporting units that are expected to benefit from the synergies of the business combination.

The Company tests its goodwill and indefinite-lived intangible assets for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. Goodwill is tested for impairment at the reporting unit to which it is assigned, which can be an operating segment or one level below an operating segment. The Company has three operating segments: the management entity, Office and Studio, each of which is a reporting unit. The Studio reporting unit consists of the Zio Entertainment Network, LLC ("Zio") and Star Waggons, LLC ("Star Waggons") businesses acquired during the year ended December 31, 2021 and the Quixote Studios, LLC ("Quixote") business acquired during the year ended December 31, 2022. The assessment of goodwill for impairment may initially be performed based on qualitative factors to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying value, including goodwill. If so, a quantitative assessment is performed, and to the extent the carrying value of the reporting unit exceeds its fair value, impairment is recognized for the excess up to the amount of goodwill assigned to the reporting unit. Alternatively, the Company may bypass a qualitative assessment and proceed directly to a quantitative assessment.

A qualitative assessment considers various factors such as macroeconomic, industry and market conditions to the extent they affect the earnings performance of the reporting unit, changes in business strategy and/or management of the reporting unit,

(Tables in thousands, except square footage and share data)

changes in composition or mix of revenues and/or cost structure of the reporting unit, financial performance and business prospects of the reporting unit, among other factors.

In a quantitative assessment, significant judgment, assumptions and estimates are applied in determining the fair value of reporting units. The Company generally uses the income approach to estimate fair value by discounting the projected net cash flows of the reporting unit, and may corroborate with market-based data where available and appropriate. Projection of future cash flows is based upon various factors, including, but not limited to, our strategic plans in regard to our business and operations, internal forecasts, terminal year residual revenue multiples, operating profit margins, pricing of similar businesses and comparable transactions where applicable, and risk-adjusted discount rates to present value future cash flows. Given the level of sensitivity in the inputs, a change in the value of any one input, in isolation or in combination, could significantly affect the overall estimation of fair value of the reporting unit.

As of December 31, 2022, December 31, 2021, and December 31, 2020, the carrying value of goodwill was $263.5 million, $109.4 million and $8.8 million, respectively. During the year ended December 31, 2022, the carrying value of goodwill increased by $154.1 million due to the acquisition of Quixote. During the year ended December 31, 2021, the carrying value of goodwill increased by $100.6 million due to the acquisitions of Zio and Star Waggons. No impairment indicators have been identified during the years ended December 31, 2022, 2021 and 2020.

Intangible assets with finite lives are amortized over their estimated useful lives using the straight-line method, which reflects the pattern in which the assets are consumed. The estimated useful lives for acquired intangible assets range from five to seven years. The Company assesses its intangible assets with finite lives for impairment when indicators of impairment are identified.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents are defined as cash on hand and in banks, plus all short-term investments with a maturity of three months or less when purchased. Restricted cash primarily consists of amounts held by lenders to fund reserves such as capital improvements, taxes, insurance, debt service and operating expenditures.

The Company maintains some of its cash in bank deposit accounts that, at times, may exceed the federally insured limit. No losses have been experienced related to such accounts.

The following table provides a reconciliation of cash and cash equivalents and restricted cash at the beginning and end of the periods presented:

	December 31,		
	2022	**2021**	**2020**
BEGINNING OF THE PERIOD			
Cash and cash equivalents	$ 96,555	$ 113,686	$ 46,224
Restricted cash	100,321	35,854	12,034
TOTAL	**$ 196,876**	**$ 149,540**	**$ 58,258**
END OF THE PERIOD			
Cash and cash equivalents	$ 255,761	$ 96,555	$ 113,686
Restricted cash	29,970	100,321	35,854
TOTAL	**$ 285,731**	**$ 196,876**	**$ 149,540**

Receivables

The Company accounts for receivables related to rental revenues according to ASC 842, *Leases* ("ASC 842"). The guidance requires the Company to assess, at lease commencement and subsequently, collectability of future lease payments from its tenants. If the Company determines collectability is not probable, it recognizes an adjustment to lower income from rentals. For amounts deemed probable of collection, the Company may also record an allowance under other authoritative GAAP based on the evaluation of individual receivables, including specific credit enhancements and other relevant factors.

(Tables in thousands, except square footage and share data)

Accounts Receivable, net

As of December 31, 2022, accounts receivable was $16.9 million and there was a $0.1 million allowance for doubtful accounts. As of December 31, 2021, accounts receivable was $25.5 million and there was $0.2 million allowance for doubtful accounts.

Straight-line Rent Receivables, net

As of December 31, 2022, straight-line rent receivables was $279.9 million and there was a no allowance for doubtful accounts. As of December 31, 2021, straight-line rent receivables was $240.3 million and there was no allowance for doubtful accounts.

U.S. Government Securities

As of December 31, 2021, the Company held U.S. Government securities related to assumed debt held by a trust subsidiary. These securities were considered held to maturity investments and were carried at amortized cost on the Consolidated Balance Sheets. The Company had both the intent and ability to hold to maturity. The remaining securities matured during the year ended December 31, 2022, resulting in a balance of $0 as of December 31, 2022, as compared to a balance of $129.3 million as of December 31, 2021.

Prepaid Expenses and Other Assets, net

The following table represents the Company’s prepaid expenses and other assets, net as of:

	December 31, 2022	December 31, 2021
Non-real estate investments	$ 47,329	$ 31,447
Interest rate derivative assets	9,292	368
Prepaid insurance	6,530	5,442
Deferred financing costs, net	5,824	7,750
Inventory	4,914	1,578
Prepaid property tax	2,041	2,192
Stock purchase warrant	95	1,664
Deposits and pre-development costs for future acquisitions	—	47,605
Other	22,812	20,954
PREPAID EXPENSES AND OTHER ASSETS, NET	**$ 98,837**	**$ 119,000**

Non-Real Estate Investments

The Company measures its investments in common stock and convertible preferred stock at fair value based on Level 1 and Level 2 inputs, respectively. The Company measures its investments in funds that do not have a readily determinable fair value using the Net Asset Value (“NAV”) practical expedient and uses NAV reported without adjustment unless it is aware of information indicating the NAV reported does not accurately reflect the fair value of the investment. Changes in the fair value of these non-real estate investments are included in unrealized (loss) gain on non-real estate investments on the Consolidated Statements of Operations. The Company recognized a net unrealized loss of $0.2 million for the year ended December 31, 2022, a net unrealized gain of $14.9 million for the year ended December 31, 2021 and a net unrealized loss of $0.9 million for the year ended December 31, 2020 due to the observable changes in fair value. Over the life of the investments, the Company has recognized a net unrealized gain of $13.8 million due to the observable changes in fair value.

Stock Purchase Warrant

The Company holds an investment in a stock purchase warrant that gives the Company the right to purchase a fixed number of shares of common stock of a non-real estate investee. The warrant meets the definition of a derivative and is measured at fair value based on Level 2 inputs. Changes in the fair value of the derivative asset are included in unrealized (loss) gain on non-real estate investments on the Consolidated Statements of Operations. The Company recognized an unrealized loss of $1.6 million due to the change in the fair value of the stock purchase warrant during the year ended December 31, 2022. The Company recognized an unrealized gain of $1.7 million due to the change in the fair value of the stock purchase warrant during the year

(Tables in thousands, except square footage and share data)

ended December 31, 2021. No gain or loss was recognized related to the change in the fair value of the stock purchase warrant during the year ended December 31, 2020.

Lease Accounting

The Company accounts for its leases under ASC 842, which requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset whereas non-lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset.

For lessors, the guidance provides for a practical expedient, by class of underlying asset, to elect a combined single lease component presentation if (i) the timing and pattern of the transfer of the combined single lease component is the same, and (ii) the related lease component, if accounted for separately, would be classified as an operating lease. The practical expedient was elected only for the Company's leases related to the office properties. For the Company's studio properties, the timing and pattern of the transfer of the lease components and non-lease components for studio properties are not the same and therefore the Company did not elect this practical expedient for the Company's studio properties. The standalone selling price related to the studio non-lease components is readily available and does not require estimates.

Lessee Accounting

The Company determines if an arrangement is a lease at inception. The Company's operating lease agreements relate to ground leases, sound stages, office leases and other facility leases and are reflected in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Consolidated Balance Sheets. For leases with a term of 12 months or less, the Company makes an accounting policy election by class of underlying asset, not to recognize ROU assets and lease liabilities. The Company recognizes lease expense for such leases generally on a straight-line basis over the lease term.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Many of the Company's lessee agreements include options to extend the lease, which the Company does not include in its minimum lease terms unless the option is reasonably certain to be exercised. Variable lease payments are excluded from the lease liabilities and are recognized in the period in which the obligation for those payments is incurred. As the Company's leases do not provide an implicit rate, the Company determines its incremental borrowing rate based on the information available at commencement date, or the date of the ASC 842 adoption, in determining the present value of lease payments. The weighted average incremental borrowing rate used to calculate the lease liabilities was 5.6% as of December 31, 2022. ROU assets are recognized in the amount of the initial lease liability, adjusted to include lease prepayments and initial direct costs and exclude lease incentives. ROU assets acquired in connection with business combination transactions are also adjusted for "above- and below-" market lease terms. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term. The weighted average remaining lease term was 23 years as of December 31, 2022.

Lessor Accounting

With the election of the lessor practical expedient, the presentation of revenues on the Consolidated Statements of Operations reflects a single lease component that combines rental, tenant recoveries and other tenant-related revenues for the office portfolio. For the Company's rentals at the studio properties, total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components is governed by ASC 842, while revenue related to non-lease components is subject to ASC 606, *Revenue from Contracts with Customers* ("ASC 606").

ASC 842 defines initial direct costs as only the incremental costs of signing a lease. Internal direct compensation costs and external legal fees related to the execution of successful lease agreements that do not meet the definition of initial direct costs under ASC 842 are accounted for as office operating expense or studio operating expense in the Company's Consolidated Statements of Operations.

Revenue Recognition

The Company has compiled an inventory of its sources of revenues and has identified the following material revenue streams: (i) rental revenues (ii) tenant recoveries and other tenant-related revenues (iii) ancillary revenues (iv) other revenues (v) sale of real estate (vi) management fee income and (vii) management services reimbursement income.

(Tables in thousands, except square footage and share data)

Revenue Stream	Components	Financial Statement Location
Rental revenues	Office, stage and storage rentals	Office and studio segments: rental
Tenant recoveries and other tenant-related revenues	Reimbursement of real estate taxes, insurance, repairs and maintenance, other operating expenses and must-take parking revenues	Office segment: rental Studio segment: rental and service and other revenues
Ancillary revenues	Revenues derived from tenants' use of power, HVAC and telecommunications (i.e., telephone and internet) and lighting, equipment and vehicle rentals	Studio segment: service and other revenues
Other revenues	Parking revenue that is not associated with lease agreements and other	Office and studio segments: service and other revenues
Sale of real estate	Gains on sales derived from cash consideration less cost basis	Gains on sale of real estate
Management fee income	Income derived from management services provided to unconsolidated joint venture entities	Fee income
Management services reimbursement income	Reimbursement of costs incurred by the Company in the management of unconsolidated joint venture entities	Management services reimbursement income—unconsolidated real estate entities

The Company recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is probable and the tenant has taken possession of or controls the physical use of the leased asset. If the lease provides for tenant improvements, the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

- whether the lease stipulates how and on what a tenant improvement allowance may be spent;
- whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
- whether the tenant improvements are unique to the tenant or general-purpose in nature; and
- whether the tenant improvements are expected to have any residual value at the end of the lease.

The Company does not account for lease concessions related to the effects of the COVID-19 pandemic as lease modifications to the extent that the concessions are granted as payment deferrals and total payments remain substantially the same during the lease term.

The Company recognizes tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance and other operating expenses as revenue in the period during which the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Other tenant-related revenues include parking stipulated in lease agreements as must-take parking rentals. These revenues are recognized over the term of the lease.

Ancillary revenues, other revenues, management fee income and management services reimbursement income are accounted for under ASC 606. These revenues have single performance obligations and are recognized at the point in time when services are rendered.

The following table summarizes the Company's revenue streams that are accounted for under ASC 606:

	Year Ended December 31,		
	2022	2021	2020
Ancillary revenues	$ 107,075	$ 46,984	$ 16,781
Other revenues	$ 23,118	$ 15,168	$ 16,582
Studio-related tenant recoveries	$ 1,951	$ 1,962	$ 1,560
Management fee income	$ 7,972	$ 3,221	$ 2,815
Management services reimbursement income	$ 4,163	$ 1,132	$ —

(Tables in thousands, except square footage and share data)

The following table summarizes the Company's receivables that are accounted for under ASC 606:

	December 31, 2022	December 31, 2021
Ancillary revenues	$ 15,503	$ 7,381
Other revenues	$ 1,193	$ 1,078

In regards to sales of real estate, the Company applies certain recognition and measurement principles in accordance with ASC 606. The Company is required to evaluate the sales of real estate based on transfer of control. If a real estate sale contract includes ongoing involvement with the sold property by the seller, the seller must evaluate each promised good or service under the contract to determine whether it represents a performance obligation, constitutes a guarantee or prevents the transfer of control. The timing and pattern of revenue recognition might change as it relates to gains on sale of real estate if the sale includes continued involvement that represents a separate performance obligation.

Deferred Financing Costs and Debt Discount/Premium

Deferred financing costs are amortized over the contractual loan term into interest expense on the Consolidated Statements of Operations. Deferred financing costs, and related amortization, related to the unsecured revolving credit facility and undrawn term loans are presented within prepaid expenses and other assets, net on the Consolidated Balance Sheets. All other deferred financing costs and related amortization are included within the respective debt line items on the Consolidated Balance Sheets.

Debt discounts and premiums are amortized over the contractual loan term into interest expense on the Consolidated Statements of Operations. The amortization of discounts is recorded as additional interest expense and the accretion of premiums is recorded as a reduction to interest expense.

Derivative Instruments

The Company manages interest rate risk associated with borrowings by entering into derivative instruments. The Company recognizes all derivative instruments on the Consolidated Balance Sheets on a gross basis at fair value. Derivative instruments are adjusted to fair value at the balance sheet date. The change in the fair value of derivatives designated as cash flow hedges is recorded in accumulated other comprehensive loss and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The change in the fair value derivatives not designated as hedges is recorded within earnings immediately.

Stock-Based Compensation

Compensation cost of restricted stock, restricted stock units and performance units under the Company's equity incentive award plans are accounted for under ASC 718, *Compensation-Stock Compensation* ("ASC 718"). The Company accounts for forfeitures of awards as they occur. Share-based payments granted to non-employees are accounted for in the same manner as share-based payments granted to employees.

Income Taxes

In general, the Company's property-owning subsidiaries are limited liability companies and are treated as pass-through entities or disregarded entities (or, in the case of the entities that own the 1455 Market, Hill7, Ferry Building and 1918 Eighth properties, REITs) for federal income tax purposes. In the case of the Bentall Centre property and the Sunset Waltham Cross Studios development, the Company owns its interest in the properties through non-U.S. entities treated as TRSs for federal income tax purposes. Accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements for the activities of these entities.

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ended December 31, 2010. The Company believes that it has operated in a manner that has allowed the Company to qualify as a REIT for federal income tax purposes commencing with such taxable year, and the Company intends to continue operating in such manner. To qualify as a REIT, the Company is required to distribute at least 90% of its REIT taxable income, excluding net capital gains, to the Company's stockholders and to meet the various other requirements imposed by the Code relating to such matters as operating results, asset holdings, distribution levels and diversity of stock ownership.

(Tables in thousands, except square footage and share data)

Provided that it continues to qualify for taxation as a REIT, the Company is generally not subject to corporate-level income tax on the earnings distributed currently to its stockholders. If the Company were to fail to qualify as a REIT in any taxable year, and were unable to avail itself of certain savings provisions set forth in the Code, all of its taxable income would be subject to federal corporate income tax. Unless entitled to relief under specific statutory provisions, the Company would be ineligible to elect to be treated as a REIT for the four taxable years following the year for which the Company loses its qualification. It is not possible to state whether in all circumstances the Company would be entitled to this statutory relief.

The Company may acquire direct or indirect interests in one or more Subsidiary REITs. A Subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to the Company. If a subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to federal income tax, (ii) shares in such REIT would cease to be qualifying assets for purposes of the asset tests applicable to REITs and (iii) it is possible that the Company would fail certain of the asset tests applicable to REITs, in which event the Company would fail to qualify as a REIT unless the Company could avail itself of certain relief provisions.

The Company believes that its operating partnership is properly treated as a partnership for federal income tax purposes. As a partnership, the Company's operating partnership is not subject to federal income tax on its income. Instead, each of its partners, including the Company, is allocated, and may be required to pay tax with respect to, its share of the operating partnership's income. As such, no provision for federal income taxes has been included for the operating partnership.

The Company has elected, together with certain of the Company's subsidiaries, to treat such subsidiaries as taxable REIT subsidiaries ("TRSs") for federal income tax purposes. Certain activities that the Company may undertake, such as non-customary services for the Company's tenants and holding assets that the Company cannot hold directly, will be conducted by a TRS. A TRS is subject to federal and, where applicable, state income taxes on its net income. The Company recognized an income tax benefit of $7.5 million for the year ended December 31, 2022, an income tax provision of $1.9 million for the year ended December 31, 2021 and an income tax benefit of $1.0 million for the year ended December 31, 2020 within other income (expense) on the Consolidated Statements of Operations.

Deferred tax assets and liabilities are recognized for the net tax effect of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. As of December 31, 2022, the Company had recorded a net deferred tax asset of $5.3 million, consisting of gross deferred tax assets of $16.9 million and gross deferred tax liabilities of $11.6 million, within prepaid expenses and other assets, net on the Consolidated Balance Sheet. As of December 31, 2021, the Company had recorded a net deferred tax liability of $0.7 million, consisting of gross deferred tax assets of $6.1 million and deferred tax liabilities of $6.8 million, within accounts payable, accrued liabilties and other on the Consolidated Balance Sheet. Significant components of the Company's deferred tax assets and liabilities relate to depreciation and amortization, unrealized gains and losses on non-real estate investments and net operating loss carryforwards. As of December 31, 2022, the Company had not recorded a valuation allowance against its deferred tax assets. As of December 31, 2021, the Company had recorded a valuation allowance of $1.2 million against its deferred tax assets.

The Company is subject to the statutory requirements of the states in which it conducts business.

The Company periodically evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of December 31, 2022, the Company has not established a liability for uncertain tax positions.

The Company and certain of its TRSs file income tax returns with the U.S. federal government and various state and local jurisdictions. The Company and its TRSs are no longer subject to tax examinations by tax authorities for years prior to 2018. The Company has assessed its tax positions for all open years, which as of December 31, 2022 included 2019 to 2021 for Federal purposes and 2018 to 2021 for state purposes, and concluded that there are no material uncertainties to be recognized.

Fair Value of Assets and Liabilities

The Company measures certain financial instruments at fair value on a recurring basis while certain financial instruments and balances are measured at fair value on a non-recurring basis (e.g., carrying value of impaired real estate and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly

transaction between market participants on the measurement date. Fair value measurements are classified and disclosed in one of the following three categories:

- Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
- Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
- Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from an independent third party source to determine fair value and classifies such items in Level 1 or Level 2. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

3. Business Combinations

Quixote Acquisition

On August 31, 2022 ("Quixote Acquisition Date"), the Company acquired 100% of the equity interests in Quixote, which rents sound stages, cast trailers and trucks and other equipment essential for media content production and will expand the Company's service offerings for its studio platform.

The following table summarizes the Quixote Acquisition Date fair value of the consideration transferred in connection with the acquisition:

Cash	$	199,098
Seller note		160,000
Total consideration	**$**	**359,098**

(Tables in thousands, except square footage and share data)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Quixote Acquisition Date, which are provisional measurements and subject to change:

Cash and cash equivalents	$	5,780
Accounts receivable		7,238
Prepaid expenses and other assets		3,788
Investment in real estate[1]		47,741
Non-real estate property, plant and equipment		65,939
Intangible assets		76,900
Operating lease right-of-use assets		106,115
Total assets acquired		313,501
Accounts payable, accrued liabilities and other	$	12,700
Operating lease liabilities		95,112
Total liabilities assumed		107,812
Net identifiable assets acquired	$	205,689
Goodwill		153,409
NET ASSETS ACQUIRED	**$**	**359,098**

1. Represents leasehold improvements related to Quixote's leasehold interests in studio properties.

Of the $76.9 million of intangible assets acquired as part of the Quixote acquisition, $28.6 million was assigned to the registered trade name, which is not subject to amortization. The remaining $48.3 million of acquired intangible assets includes customer relationships of $45.4 million (seven-year useful life) and non-compete agreements of $2.9 million (five-year weighted-average useful life). The finite-lived intangible assets are subject to a weighted-average useful life of approximately seven years.

Goodwill of $153.4 million for the Quixote acquisition was recognized in connection with the transaction. The goodwill recognized is attributable to expected synergies and the assembled workforce of Quixote. The goodwill has been allocated to the studio reporting unit. Goodwill is deductible for tax purposes and, as a result, deferred taxes have been recorded.

During the year ended December 31, 2022, the Company recognized acquisition-related costs of $8.7 million for the Quixote acquisition. These costs are included in transaction-related expenses on the Consolidated Statement of Operations.

The amounts of revenue and loss from operations of Quixote included in the Company's Consolidated Statement of Operations from the Quixote Acquisition Date to December 31, 2022 are as follows:

Revenue	$	33,200
Loss from operations	$	(5,290)

The following represents the pro forma Consolidated Statements of Operations as if the results of operations of Quixote had been included in the consolidated results of the Company for the years ended December 31, 2022 and 2021:

	Year Ended December 31, 2022		Year Ended December 31, 2021	
Revenue	$	1,090,857	$	982,985
Net (loss) income	$	(17,715)	$	38,508

The amounts have been calculated after applying the Company's accounting policies and adjusting the results of Quixote to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied on January 1, 2021.

(Tables in thousands, except square footage and share data)

Zio and Star Waggons Acquisitions

On August 16, 2021 and August 31, 2021 (each an "Acquisition Date" individually, and collectively, the "Acquisition Dates"), the Company acquired 100% of the equity interests in Zio and Star Waggons, respectively. The acquired businesses provide transportation and logistics services to studio productions and their acquisition will expand the Company's service offerings for its studio platform.

The following table summarizes the Acquisition Date fair value of the consideration transferred in connection with the acquisitions:

	Zio	Star Waggons
Cash	$ 117,198	$ 92,656
Contingent consideration	22,543	—
Total consideration	**$ 139,741**	**$ 92,656**

The terms of the Zio securities purchase agreement require the Company to pay up to $35.0 million of additional consideration (the "earnout") to the business's former shareholders, subject to certain performance thresholds being met, of which $15.0 million has been paid through December 31, 2022. As of December 31, 2022, the fair value of the remaining earnout liability was $9.3 million.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the respective Acquisition Dates:

	Zio	Star Waggons
Cash and cash equivalents	$ 1,084	$ 300
Accounts receivable	3,001	4,185
Prepaid expenses and other assets	1,509	1,605
Non-real estate property, plant and equipment	23,399	25,000
Intangible assets	41,670	33,480
Total assets acquired	70,663	64,570
Accounts payable, accrued liabilities and other	$ 1,498	$ 1,913
Intangible liabilities	—	110
Total liabilities assumed	1,498	2,023
Net identifiable assets acquired	$ 69,165	$ 62,547
Goodwill	70,576	30,109
NET ASSETS ACQUIRED	**$ 139,741**	**$ 92,656**

Of the $41.7 million of intangible assets acquired as part of the Zio acquisition, $8.5 million was assigned to the registered trade name, which is not subject to amortization. The remaining $33.2 million of acquired intangible assets includes customer relationships of $30.0 million (seven-year useful life) and non-compete agreements of $3.0 million (five-year weighted-average useful life). The finite-lived intangible assets are subject to a weighted-average useful life of approximately seven years.

Of the $33.5 million of intangible assets acquired as part of the Star Waggons acquisition, $8.6 million was assigned to the registered trade name, which is not subject to amortization. The remaining $24.9 million of acquired intangible assets includes customer relationships valued at $22.5 million (seven-year useful life) and non-compete agreements valued at $2.3 million (five-year weighted-average useful life). The finite-lived intangible assets are subject to a weighted-average useful life of approximately seven years.

Goodwill of $70.6 million and $30.1 million for the Zio and Star Waggons acquisitions, respectively, was recognized on the respective Acquisition Dates. The goodwill recognized is attributable to the expected synergies and the assembled workforce of Zio and Star Waggons. The goodwill has been allocated to the studio services reporting unit. Goodwill is deductible for tax purposes and as a result, deferred taxes have been recorded. As of December 31, 2022, there were no changes in the recognized amounts of goodwill resulting from these acquisitions.

(Tables in thousands, except square footage and share data)

During the year ended December 31, 2021, the Company recognized acquisition-related costs of $3.4 million and $2.4 million for the Zio and Star Waggons acquisitions, respectively. These costs are included in transaction-related expenses on the Consolidated Statement of Operations.

The amounts of revenue and income from operations of Zio and Star Waggons included in the Company's Consolidated Statements of Operations from each respective Acquisition Date to December 31, 2021 are as follows:

	Zio	Star Waggons
Revenue	$ 11,419	$ 9,651
Income from operations	$ 2,395	$ 2,947

The following represents the pro forma Consolidated Statements of Operations as if the results of operations of Zio and Star Waggons had been included in the consolidated results of the Company for the years ended December 31, 2021 and 2020:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue	$ 933,229	$ 830,463
Net income	$ 38,884	$ 8,159

The amounts have been calculated after applying the Company's accounting policies and adjusting the results of Zio and Star Waggons to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied on January 1, 2020.

4. Investment in Real Estate

The following table summarizes the Company's investment in real estate, at cost as of:

	December 31, 2022	December 31, 2021
Land	$ 1,397,714	$ 1,313,385
Building and improvements	6,273,655	6,241,254
Tenant and leasehold improvements	868,193	786,991
Furniture and fixtures	9,639	14,020
Property under development	167,371	5,827
INVESTMENT IN REAL ESTATE, AT COST	**$ 8,716,572**	**$ 8,361,477**

Acquisitions of Real Estate

On April 27, 2022, the Company completed its previously announced acquisition of Washington 1000, a fully entitled office development site in Seattle, Washington for a total purchase price of $85.6 million, before certain credits, prorations and closing costs.

On May 19, 2022, the Company purchased a parcel of land at Sunset Gower Studios that was previously encumbered by a ground lease for a total purchase price of $22.0 million, before certain credits, prorations and closing costs.

On July 15, 2022, the Company purchased 5801 Bobby Foster Road, approximately 29 acres of land with an office/warehouse located in Albuquerque, New Mexico, for the storage of trailers and other rental assets used to serve the surrounding studio production industry. The property was acquired for a total purchase price of $8.0 million, before certain credits, prorations and closing costs.

The following table represents the Company's final purchase price accounting for the asset acquisitions completed in

(Tables in thousands, except square footage and share data)

2022:

	Washington 1000		Sunset Gower Studios Land		5801 Bobby Foster Road	
TOTAL ACQUISITION COST[(1)]	**$**	**86,313**	**$**	**22,156**	**$**	**8,457**
Relative fair value allocation						
Land	$	59,987	$	22,156	$	2,189
Building and improvements		11,053		—		6,268
Parking easement[(2)]		15,273		—		—
TOTAL	**$**	**86,313**	**$**	**22,156**	**$**	**8,457**

1. Includes capitalized transaction-related expenses.
2. Parking easement has an indefinite useful life and is recorded in deferred leasing costs and intangible assets, net on the Consolidated Balance Sheet.

On December 23, 2021, the Company purchased the 197,136 square-foot 5th & Bell office property located in Seattle, Washington. The purchase price before certain credits, prorations and closing costs was $118.9 million.

The following table represents the Company's final purchase price accounting for the 5th & Bell acquisition:

TOTAL ACQUISITION COST[(1)]	**$**	**118,907**
Relative fair value allocation		
Investment in real estate	$	102,939
Deferred leasing costs and in-place lease intangibles[(2)(3)]		10,443
Below-market ground leases[(2)(3)]		10,844
Below-market leases[(3)(4)]		(5,319)
TOTAL	**$**	**118,907**

1. Includes capitalized transaction-related expenses.
2. Included in deferred leasing costs and intangible assets, net on the Consolidated Balance Sheet.
3. The weighted-average amortization period of these intangible assets and liabilities is 9.4 years (before any renewal or extension options).
4. Included in intangible liabilities, net on the Consolidated Balance Sheet.

Impairment of Long-Lived Assets

During the years ended December 31, 2022 and 2021, the Company recorded $13.0 million and $2.8 million, respectively, of impairment charges related to the tangible assets of its Del Amo office property due to a reduction in the estimated fair value of the property. The estimated fair values of $2.8 million and $17.4 million as of the respective measurement dates were based on the sales price and the then-estimated sales price of the property, respectively. These fair value measurements are classified within Level 2 of the fair value hierarchy. The property was sold in August 2022.

During the year ended December 31, 2022, the Company recorded $1.5 million of impairment charges related to the tangible assets of its Northview Center office property due to a reduction in the estimated fair value of the property. The property was sold in August 2022. The estimated fair value of $46.0 million was based on the sales price of the property, which is classified within Level 2 of the fair value hierarchy.

During the year ended December 31, 2022, the Company recorded $3.1 million of impairment charges related to the tangible assets of its 6922 Hollywood office property due to a reduction in the estimated fair value of the property. The property was sold in October 2022. The estimated fair value of $96.0 million was based on the sales price of the property, which is classified within Level 2 of the fair value hierarchy.

The Company did not record any impairment charges during the year ended December 31, 2020.

Dispositions of Real Estate

The following table summarizes information on dispositions completed during the year ended December 31, 2022. The Company did not complete any dispositions related to consolidated entities during the years ended December 31, 2021 and 2020.

Property	Segment	Date of Disposition	Square Feet	Sales Price[1] (in millions)
Del Amo	Office	8/5/2022	113,000	$ 2.8
Northview	Office	8/30/2022	179,985	46.0
6922 Hollywood	Office	10/20/2022	205,189	96.0
TOTAL DISPOSITIONS IN 2022			**498,174**	**$ 144.8**

1. Represents gross sales price before certain credits, prorations and closing costs.

These properties were considered non-strategic to the Company's portfolio. The disposition of these properties resulted in a loss of $2.2 million for the year ended December 31, 2022. This amount is included in the loss on sale of real estate line item on the Consolidated Statement of Operations.

Held for Sale

The Company had one and four properties classified as held for sale as of December 31, 2022 and December 31, 2021, respectively. The properties were identified as non-strategic assets to the Company's portfolio. The following table summarizes information on properties classified as held for sale as of December 31, 2022 and 2021:

Property	Segment	Submarket	Square Feet	Status as of December 31, 2022	Status as of December 31, 2021
Skyway Landing	Office	Redwood Shores	246,997	Held for Sale[1]	Held for Sale
Del Amo	Office	Torrance	113,000	Sold	Held for Sale
Northview	Office	Lynnwood	179,985	Sold	Held for Sale
6922 Hollywood	Office	Hollywood	205,189	Sold	Held for Sale

1. The property was sold on February 6, 2023 for $102.0 million before certain credits, prorations and closing costs.

The following table summarizes the components of assets and liabilities associated with real estate held for sale as of December 31, 2022:

	Skyway Landing
ASSETS	
Investment in real estate, net	$ 92,148
Accounts receivable, net	112
Straight-line rent receivables, net	460
Deferred leasing costs and intangible assets, net	501
Prepaid expenses and other assets, net	17
ASSETS ASSOCIATED WITH REAL ESTATE HELD FOR SALE	**$ 93,238**
LIABILITIES	
Accounts payable, accrued liabilities and other	$ 400
Security deposits and prepaid rent	265
LIABILITIES ASSOCIATED WITH REAL ESTATE HELD FOR SALE	**$ 665**

(Tables in thousands, except square footage and share data)

The following table summarizes the components of assets and liabilities associated with real estate held for sale as of December 31, 2021:

	Northview Center	Skyway Landing	Del Amo	6922 Hollywood
ASSETS				
Investment in real estate, net	$ 40,338	$ 89,873	$ 15,213	$ 91,353
Accounts receivable, net	95	142	—	103
Straight-line rent receivables, net	901	1,659	—	4,714
Deferred leasing costs and intangible assets, net	751	450	2,742	1,999
Prepaid expenses and other assets, net	—	—	—	187
ASSETS ASSOCIATED WITH REAL ESTATE HELD FOR SALE	**$ 42,085**	**$ 92,124**	**$ 17,955**	**$ 98,356**
LIABILITIES				
Accounts payable, accrued liabilities and other	$ 184	$ 273	$ 12	$ 1,372
Intangible liabilities, net	—	—	—	96
Security deposits and prepaid rent	395	1,205	—	361
LIABILITIES ASSOCIATED WITH REAL ESTATE HELD FOR SALE	**$ 579**	**$ 1,478**	**$ 12**	**$ 1,829**

5. Non-Real Estate Property, Plant and Equipment, net

The following table summarizes the Company’s non-real estate property, plant and equipment, net as of:

	December 31, 2022	December 31, 2021
Trailers	$ 68,973	$ 35,181
Production equipment	36,019	—
Trucks and other vehicles	20,306	12,204
Leasehold improvements	16,993	15,267
Furniture, fixtures and equipment	5,849	4,592
Other equipment	5,693	4,605
Non-real estate property, plant and equipment, at cost	153,833	71,849
Accumulated depreciation	(23,544)	(13,380)
NON-REAL ESTATE PROPERTY, PLANT AND EQUIPMENT, NET	**$ 130,289**	**$ 58,469**

Non-real estate property, plant and equipment is carried at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets, which range from three to 20 years. The Company evaluates its non-real estate property, plant and equipment, net for impairment using the same accounting model that it applies to its real estate assets and related intangibles. See Note 2 for details. The Company did not recognize any impairment charges for non-real estate property, plant and equipment during the years ended December 31, 2022, 2021 and 2020.

6. Investment in Unconsolidated Real Estate Entities

The following table summarizes the Company’s investments in unconsolidated joint ventures:

Property	Property Type	Submarket	Ownership Interest	Functional Currency	
Sunset Waltham Cross Studios	Development	Broxbourne, United Kingdom	35%	Pound sterling	(1)
Sunset Glenoaks Studios	Development	Los Angeles	50%	U.S. dollar	(2)(3)
Bentall Centre	Operating Property	Downtown Vancouver	20%	Canadian dollar	(2)(4)

1. On July 29, 2021, the Company purchased 35% of the ownership interests in the joint venture that owns the Sunset Waltham Cross Studios development. The Company also owns 35% of the ownership interests in the joint venture entities formed to serve as the general partner and management services company for the property-owning joint venture entity.

(Tables in thousands, except square footage and share data)

2. The Company serves as the operating member of this joint venture.
3. The Company has provided various guarantees for the joint venture's construction loan, including a completion guarantee, equity guarantee and recourse carve-out guarantee.
4. The Company has guaranteed the joint venture's outstanding indebtedness in the amount of $98.1 million.

The Company's maximum exposure related to its unconsolidated joint ventures is limited to its investment. The Company's investments in foreign real estate entities are subject to foreign currency fluctuation risk. Such investments are translated into U.S. dollars at the exchange rate in effect as of the financial statement date. The Company's share of the income (loss) from foreign unconsolidated real estate entities is translated using the monthly-average exchange rate for the periods presented. Gains or losses resulting from the translation are classified in accumulated other comprehensive loss as a separate component of total equity and are excluded from net income.

The Company held ownership interests in other immaterial joint ventures in the total of $0.1 million as of December 31, 2022 and 2021, respectively.

The table below presents the combined and condensed balance sheets for the Company's unconsolidated joint ventures:

	December 31, 2022	December 31, 2021
ASSETS		
Investment in real estate, net	$ 1,093,448	$ 1,048,593
Other assets	62,870	57,232
TOTAL ASSETS	**1,156,318**	**1,105,825**
LIABILITIES		
Secured debt, net	527,985	516,153
Other liabilities	49,027	40,307
TOTAL LIABILITIES	**577,012**	**556,460**
Company's capital[(1)]	170,656	148,914
Partner's capital	408,650	400,451
TOTAL CAPITAL	**579,306**	**549,365**
TOTAL LIABILITIES AND CAPITAL	**$ 1,156,318**	**$ 1,105,825**

1. To the extent the Company's cost basis is different from the basis reflected at the joint venture level, the basis is amortized over the life of the related asset and is included in the income from unconsolidated real estate entities line item on the Consolidated Statements of Operations.

The table below presents the combined and condensed statements of operations for the Company's unconsolidated joint ventures:

	Year Ended December 31,		
	2022	2021	2020
TOTAL REVENUES	$ 83,441	$ 80,901	$ 69,592
TOTAL EXPENSES	(78,083)	(70,934)	(65,983)
NET INCOME	**$ 5,358**	**$ 9,967**	**$ 3,609**

(Tables in thousands, except square footage and share data)

7. Deferred Leasing Costs and Intangible Assets, net and Intangible Liabilities, net

The following summarizes the Company's deferred leasing costs and intangibles as of:

	December 31, 2022	December 31, 2021
Deferred leasing costs and in-place lease intangibles	$ 328,617	$ 331,149
Accumulated amortization	(141,353)	(126,423)
Deferred leasing costs and in-place lease intangibles, net	**187,264**	**204,726**
Below-market ground leases	79,562	79,562
Accumulated amortization	(17,979)	(15,233)
Below-market ground leases, net	**61,583**	**64,329**
Above-market leases	724	1,334
Accumulated amortization	(324)	(782)
Above-market leases, net	**400**	**552**
Customer relationships	97,900	52,500
Accumulated amortization	(12,346)	(2,684)
Customer relationships, net	**85,554**	**49,816**
Non-competition agreements	8,200	5,300
Accumulated amortization	(1,632)	(379)
Non-competition agreements, net	**6,568**	**4,921**
Trade name	**37,200**	**17,100**
Parking easement	**15,273**	—
DEFERRED LEASING COSTS AND INTANGIBLE ASSETS, NET	**$ 393,842**	**$ 341,444**
Below-market leases	$ 59,540	$ 75,827
Accumulated amortization	(26,195)	(34,326)
Below-market leases, net	**33,345**	**41,501**
Above-market ground leases	1,095	1,095
Accumulated amortization	(349)	(306)
Above-market ground leases, net	**746**	**789**
INTANGIBLE LIABILITIES, NET	**$ 34,091**	**$ 42,290**

The Company recognized the following amortization related to deferred leasing costs and intangibles:

	For the Year Ended December 31,		
	2022	2021	2020
Deferred leasing costs and in-place lease intangibles[1]	$ (40,171)	$ (45,128)	$ (41,334)
Below-market ground leases[2]	$ (2,775)	$ (2,410)	$ (2,395)
Above-market leases[3]	$ (124)	$ (617)	$ (874)
Customer relationships[1]	$ (9,662)	$ (2,684)	$ —
Non-competition agreements[1]	$ (1,253)	$ (379)	$ —
Below-market leases[3]	$ 8,156	$ 12,032	$ 10,509
Above-market ground leases[2]	$ 43	$ 43	$ 43

1. Amortization is recorded in depreciation and amortization expenses, except for amortization of lease incentive costs which is recorded in office rental revenues on the Consolidated Statements of Operations.
2. Amortization is recorded in office operating expenses on the Consolidated Statements of Operations.
3. Amortization is recorded in office rental revenues on the Consolidated Statements of Operations.

(Tables in thousands, except square footage and share data)

The following table provides information regarding the Company's estimated future amortization of deferred leasing costs and intangibles as of December 31, 2022:

For the Year Ended December 31,	Deferred Leasing Costs and In-place Lease Intangibles	Below-market Ground Leases	Above-market Leases	Customer relationships	Non-competition agreements	Below-market Leases	Above-market Ground Leases
2023	$ (34,732)	$ (2,752)	$ (62)	$ (13,986)	$ (1,640)	$ 6,277	$ 43
2024	(27,792)	(2,752)	(57)	(13,986)	(1,640)	5,098	43
2025	(21,581)	(2,752)	(48)	(13,986)	(1,640)	4,137	43
2026	(18,339)	(2,752)	(43)	(13,986)	(1,237)	3,961	43
2027	(15,562)	(2,752)	(43)	(13,986)	(411)	3,893	43
Thereafter	(69,258)	(47,823)	(147)	(15,624)	—	9,979	531
TOTAL	**$ (187,264)**	**$ (61,583)**	**$ (400)**	**$ (85,554)**	**$ (6,568)**	**$ 33,345**	**$ 746**

During the year ended December 31, 2022, the Company recognized an $8.5 million impairment of the Zio trade name within impairment loss on the Consolidated Statement of Operations. The impairment is related to the announced rebranding and integration of Zio into the Company's existing Sunset Studios platform, after which the Company will no longer use the Zio trade name.

During the year ended December 31, 2022, the Company recognized an impairment loss of $2.4 million related to the below-market ground lease at its Del Amo office property. During the year ended December 31, 2021, the Company recognized an impairment loss of $0.4 million related to the below-market ground lease at its Del Amo office property. See Note 4 for details. The losses are recorded within impairment loss on the Consolidated Statements of Operations.

(Tables in thousands, except square footage and share data)

8. Debt

The following table sets forth information with respect to our outstanding indebtedness:

	December 31, 2022	December 31, 2021	Interest Rate[1]	Contractual Maturity Date[2]	
UNSECURED AND SECURED DEBT					
Unsecured debt					
Unsecured revolving credit facility[3][4][5]	$ 385,000	$ 125,000	SOFR + 1.15% to 1.60%	12/21/2026	(6)
Series A notes[7]	110,000	110,000	4.34%	1/2/2023	
Series B notes	259,000	259,000	4.69%	12/16/2025	
Series C notes	56,000	56,000	4.79%	12/16/2027	
Series D notes	150,000	150,000	3.98%	7/6/2026	
Series E notes	50,000	50,000	3.66%	9/15/2023	
3.95% Registered senior notes	400,000	400,000	3.95%	11/1/2027	
4.65% Registered senior notes	500,000	500,000	4.65%	4/1/2029	
3.25% Registered senior notes	400,000	400,000	3.25%	1/15/2030	
5.95% Registered senior notes[8]	350,000	—	5.95%	2/15/2028	
Total unsecured debt	**2,660,000**	**2,050,000**			
Secured debt					
Hollywood Media Portfolio	1,100,000	1,100,000	LIBOR + 0.99%	8/9/2026	(9)
Acquired Hollywood Media Portfolio debt	(209,814)	(209,814)	LIBOR + 1.55%	8/9/2026	(9)
Hollywood Media Portfolio, net[10][11]	890,186	890,186			
One Westside and 10850 Pico[12]	316,602	241,388	SOFR + 1.60%	12/18/2024	(13)
Element LA	168,000	168,000	4.59%	11/6/2025	
1918 Eighth[14]	314,300	314,300	SOFR + 1.40%	12/18/2025	
Hill7[15]	101,000	101,000	3.38%	11/6/2028	
Quixote	160,000	—	5.00%	12/31/2023	
Total secured debt	**1,950,088**	**1,714,874**			
Total unsecured and secured debt	**4,610,088**	**3,764,874**			
Unamortized deferred financing costs/loan discounts[16]	(24,226)	(30,971)			
TOTAL UNSECURED AND SECURED DEBT, NET	**$ 4,585,862**	**$ 3,733,903**			
IN-SUBSTANCE DEFEASED DEBT	**$ —**	**$ 128,212**	4.47%	10/1/2022	
JOINT VENTURE PARTNER DEBT [17]	**$ 66,136**	**$ 66,136**	4.50%	10/9/2032	(18)

1. Interest rate with respect to indebtedness is calculated on the basis of a 360-day year for the actual days elapsed. Interest rates are as of December 31, 2022, which may be different than the interest rates as of December 31, 2021 for corresponding indebtedness.
2. Maturity dates include the effect of extension options.
3. The annual facility fee rate ranges from 0.15% or 0.30% based on the operating partnership's leverage ratio. The Company has an option to make an irrevocable election to change the interest rate depending on the Company's credit rating or a specified base rate plus an applicable margin. As of December 31, 2022, no such election had been made and the unsecured revolving credit facility bore interest at SOFR + 1.30%.
4. The Company has a total capacity of $1.0 billion available under its unsecured revolving credit facility, up to $250.0 million of which can be used for borrowings in pounds sterling or Canadian dollars. Subject to the satisfaction of certain conditions and lender commitments, the operating partnership may increase the commitments held under the Amended and Restated Credit Agreement up to a total of $2.0 billion either in the form of an increase to an existing unsecured revolving credit facility or a new loan, including a term loan.
5. On February 6, 2023, the Company made a $102.0 million repayment on this facility.
6. Includes the option to extend the initial maturity date of December 21, 2025 twice for an additional six-month term each.
7. On January 3, 2023, the Company repaid the Series A notes in full.
8. An amount equal to the net proceeds from the 5.95% registered senior notes has been allocated to new or existing eligible green projects.
9. Includes the option to extend the initial maturity date of August 9, 2023 three times for an additional one-year term each.
10. The Company owns 51% of the ownership interests in the consolidated joint venture that owns the Hollywood Media Portfolio. The joint venture holds a $1.1 billion mortgage loan secured by the Hollywood Media Portfolio. The Company purchased bonds comprising the loan in the amount of $209.8 million.

(Tables in thousands, except square footage and share data)

11. The interest on the full principal amount has been effectively capped at 4.49% (3.50% strike rate + 0.99% spread) per annum through the use of an interest rate cap.
12. The Company owns 75% of the ownership interests in the joint venture that owns the One Westside and 10850 Pico properties. The full amount of the loan is shown. The Company has the ability to draw up to $414.6 million under the construction loan secured by the One Westside and 10850 Pico properties.
13. Includes the option to extend the initial maturity date of December 18, 2023 twice for an additional six-month term each.
14. The Company owns 55% of the ownership interests in the consolidated joint venture that owns the 1918 Eighth property. The full amount of the loan is shown. This loan is interest-only through its term.
15. The Company owns 55% of the ownership interests in the consolidated joint venture that owns the Hill7 property. The full amount of the loan is shown. This loan bears interest only at 3.38% until November 6, 2026, at which time the interest rate will increase and monthly debt service will include principal payments with a balloon payment at maturity.
16. Excludes deferred financing costs related to establishing the Company's unsecured revolving credit facility, which are reflected in prepaid expenses and other assets, net on the Consolidated Balance Sheets. See Note 2 for details.
17. This amount relates to debt attributable to Allianz U.S. Private REIT LP ("Allianz"), the Company's partner in the joint venture that owns the Ferry Building property.
18. Includes the option to extend the initial maturity date of October 9, 2028 twice for an additional two-year term each.

Current Year Activity

During the year ended December 31, 2022, there were $260.0 million in borrowings on the unsecured revolving credit facility, net of repayments. The Company generally uses the unsecured revolving credit facility to finance the acquisition of properties and businesses, to provide funds for tenant improvements and capital expenditures and to provide for working capital and other corporate purposes.

In July 2022, the Company repaid its in-substance defeased debt in the amount of $126.4 million using the proceeds from the maturity of its U.S. Government securities in June 2022.

In August 2022, the Company modified the existing loan agreement secured by its 1918 Eighth property, whereby the LIBOR-based floating interest rate was replaced with a term SOFR-based floating interest rate. The Company applied the relief provisions of ASC 848 and accounted for this modification as a continuation of the existing loan agreement.

In August 2022, the Company acquired Quixote. In conjunction with the acquisition, the Company obtained a $160.0 million note payable from the sellers secured by the assets of Quixote. The loan has an interest rate of 5.00% per annum and is interest-only through the maturity date of December 31, 2023.

In September 2022, the operating partnership completed an underwritten public offering of $350.0 million of 5.95% registered senior notes due in 2028, which were issued at a discount of 99.614% of par and are fully and unconditionally guaranteed by the Company. The net proceeds from the offering, after deducting the underwriting discount and commissions, were approximately $346.5 million and were used to repay outstanding borrowings under its unsecured revolving credit facility. An amount equal to the net proceeds has been allocated to new or existing eligible green projects.

In September 2022, the operating partnership entered into the First Modification Agreement to the Fourth Amended and Restated Credit Agreement, which replaced the LIBOR-based floating interest rate option with a term SOFR-based floating interest rate option as a benchmark rate for borrowings denominated in U.S. dollars for all purposes under the existing credit agreement. The Company applied the relief provisions of ASC 848 and accounted for this modification as a continuation of the existing credit agreement.

In November 2022, the Company modified the existing loan agreement secured by its One Westside property, whereby the LIBOR-based floating interest rate was replaced with a term SOFR-based floating interest rate. The Company applied the relief provisions of ASC 848 and accounted for this modification as a continuation of the existing loan agreement.

Indebtedness

The Company presents its financial statements on a consolidated basis. Notwithstanding such presentation, except to the extent expressly indicated, the Company's separate property-owning subsidiaries are not obligors of or under the debt of their respective affiliates and each property-owning subsidiary's separate liabilities do not constitute obligations of its respective affiliates.

Loan agreements include events of default that the Company believes are usual for loans and transactions of this type. As of the date of this filing, there have been no events of default associated with the Company's loans.

(Tables in thousands, except square footage and share data)

The following table provides information regarding the Company's future minimum principal payments due on the Company's debt (after the impact of extension options, if applicable) as of December 31, 2022:

For the Year Ended December 31,	Unsecured and Secured Debt	Joint Venture Partner Debt
2023	$ 320,000	$ —
2024	316,602	—
2025	741,300	—
2026	1,425,186	—
2027	456,000	—
Thereafter	1,351,000	66,136
TOTAL	**$ 4,610,088**	**$ 66,136**

Unsecured Debt

Credit Facility

The operating partnership continues to be the borrower under its credit facility agreement, and the Company and all subsidiaries that own unencumbered properties will continue to provide guarantees unless the Company obtains and maintains a credit rating of at least BBB- from S&P or Baa3 from Moody's, in which case such guarantees are not required except under limited circumstances. As of December 31, 2022, the Company's S&P and Moody's ratings were BBB- and Baa3, respectively.

Note Purchase Agreements

The operating partnership may prepay at any time all or, from time to time, any part of the note purchase agreements in an amount not less than 5% of the aggregate principal amount of any series of note purchase agreements then outstanding in the case of a partial prepayment, at 100% of the principal amount so prepaid plus a make-whole premium.

The operating partnership's obligations under note purchase agreements are fully and unconditionally guaranteed by the Company. Subsidiaries of the Company will also issue unconditional guarantees upon the occurrence of certain conditions, including such subsidiaries providing guarantees under the Amended and Restated Credit Agreement, by and among the operating partnership, the financial institutions party thereto, and Wells Fargo Bank, National Association as administrative agent.

Debt Covenants

The operating partnership's ability to borrow under its unsecured loan arrangements remains subject to ongoing compliance with financial and other covenants as defined in the respective agreements. Certain financial covenant ratios are subject to change in the occurrence of material acquisitions as defined in the respective agreements. Other covenants include certain limitations on dividend payouts and distributions, limits on certain types of investments outside of the operating partnership's primary business and other customary affirmative and negative covenants.

The following table summarizes existing covenants and their covenant levels as of December 31, 2022 related to our unsecured revolving credit facility, term loans and note purchase agreements, when considering the most restrictive terms:

Covenant Ratio	Covenant Level	Actual Performance
Total liabilities to total asset value	≤ 60%	44.2%
Unsecured indebtedness to unencumbered asset value	≤ 60%	46.3%
Adjusted EBITDA to fixed charges	≥ 1.5x	3.0x
Secured indebtedness to total asset value	≤ 45%	19.7%
Unencumbered NOI to unsecured interest expense	≥ 2.0x	2.6x

(Tables in thousands, except square footage and share data)

The following table summarizes existing covenants and their covenant levels related to our registered senior notes as of December 31, 2022:

Covenant Ratio[1]	Covenant Level	Actual Performance
Debt to total assets	≤ 60%	47.6%
Total unencumbered assets to unsecured debt	≥ 150%	220.2%
Consolidated income available for debt service to annual debt service charge	≥ 1.5x	3.0x
Secured debt to total assets	≤ 45%	20.7%

1. The covenant and actual performance metrics above represent terms and definitions reflected in the indentures governing the 3.25% Senior Notes, 3.95% Senior Notes, 4.65% Senior Notes and 5.95% Senior Notes.

The operating partnership was in compliance with its financial covenants as of December 31, 2022.

Repayment Guarantees

Although the rest of the operating partnership's loans are secured and non-recourse, the operating partnership provides limited customary secured debt guarantees for items such as voluntary bankruptcy, fraud, misapplication of payments and environmental liabilities.

The Company guarantees the operating partnership's unsecured debt.

Interest Expense

The following table represents a reconciliation from gross interest expense to interest expense on the Consolidated Statements of Operations:

	Year Ended December 31,		
	2022	2021	2020
Gross interest expense[1]	$ 154,038	$ 133,165	$ 126,447
Capitalized interest	(18,031)	(21,689)	(19,509)
Amortization of deferred financing costs and loan discount, net	13,894	10,463	6,885
INTEREST EXPENSE	**$ 149,901**	**$ 121,939**	**$ 113,823**

1. Includes interest on the Company's debt and hedging activities.

9. Derivatives

The Company enters into derivatives in order to hedge interest rate risk. Derivative assets are recorded in prepaid expenses and other assets and derivative liabilities are recorded in accounts payable, accrued liabilities and other on the Consolidated Balance Sheets.

The Company has agreements with its derivative counterparties that contain a provision where the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company's default on the indebtedness.

The Company's derivatives are classified as Level 2 and their fair values are derived from estimated values obtained from observable market data for similar instruments.

(Tables in thousands, except square footage and share data)

The fair market value of derivatives is presented on a gross basis on the Consolidated Balance Sheets. The following table summarizes the Company's derivative instruments as of December 31, 2022 and December 31, 2021:

Underlying Debt Instrument	Number of Derivatives	Notional Amount	Effective Date	Maturity Date	Interest Rate Range(1)		Fair Value Assets/(Liabilities)	
					Low	High	2022	2021
Interest rate swaps								
Hollywood Media Portfolio(2)(3)	2	$ 350,000	April 2015	April 2022	2.96 %	3.46 %	$ —	$ (1,413)
Hollywood Media Portfolio(2)(3)	1	125,000	June 2016	November 2022	2.63 %	3.13 %	—	(1,122)
Interest rate cap					**Strike Rate**			
Hollywood Media Portfolio(4)	1	1,100,000	August 2021	August 2023	3.50%		9,292	368
TOTAL							**$ 9,292**	**$ (2,167)**

1. The rate is based on the fixed rate from the swap and the spread based on the operating partnership's leverage ratio.
2. The swaps were designated under the first payments approach within hedge accounting, where the Company elected to designate a cash flow (LIBOR-based interest payments) instead of a specific piece of debt.
3. These derivatives were designated as effective cash flow hedges for accounting purposes.
4. The interest rate cap was designated as an effective cash flow hedge for accounting purposes beginning in December 2022.

The Company reclassifies unrealized gains and losses related to cash flow hedges into earnings in the same period during which the hedged forecasted transaction affects earnings. As of December 31, 2022, the Company expects $12.0 thousand of unrealized gain included in accumulated other comprehensive loss will be reclassified as a reduction to interest expense in the next 12 months.

10. U.S. Government Securities

The acquisition of the One Westside and 10850 Pico properties in 2018 included the assumption of debt that was, in substance, defeased through the purchase of U.S. Government-backed securities. The securities were held to maturity and were carried at amortized cost on the Consolidated Balance Sheet. The remaining securities matured during the year ended December 31, 2022, resulting in a balance of $0 as of December 31, 2022, as compared to a balance of $129.3 million as of December 31, 2021.

11. Future Minimum Rents and Lease Payments

The Company's properties are leased to tenants under operating leases with initial term expiration dates ranging from 2023 to 2040.

The following table summarizes the future minimum base rents (excluding tenant reimbursements for operating expenses and termination fees related to tenants exercising early termination options) for properties as of December 31, 2022:

For the Year Ended December 31,	Non-cancellable	Subject to Early Termination Options	Total(1)
2023	$ 637,662	$ 1,019	$ 638,681
2024	592,404	3,737	596,141
2025	453,932	38,572	492,504
2026	391,510	47,659	439,169
2027	325,477	54,287	379,764
Thereafter	1,170,616	121,205	1,291,821
TOTAL	**$ 3,571,601**	**$ 266,479**	**$ 3,838,080**

1. Excludes rents under leases at the Company's studio properties with terms of one year or less.

(Tables in thousands, except square footage and share data)

Operating Lease Agreements

The Company is party to long-term non-cancellable operating lease agreements in which it is a lessee, consisting of 12 ground leases, 10 sound stage leases, six office leases and 17 other leases as of December 31, 2022. The Company's operating lease obligations have expiration dates ranging from 2023 through 2067, including extension options which the Company is reasonably certain to exercise. Certain leases provide for variable rental payments based on third-party appraisals of fair market land value, CPI adjustments or a percentage of annual gross income. There are no notable restrictions or covenants imposed by the leases, nor guarantees of residual value.

As of December 31, 2022, the present value of the remaining contractual payments of $745.4 million under the Company's operating lease agreements was $399.8 million. The corresponding operating lease right-of-use assets amounted to $401.1 million.

The following table provides information regarding the Company's future minimum lease payments for its operating leases (including the impact of the extension options which the Company is reasonably certain to exercise) as of December 31, 2022:

For the Year Ended December 31,	Lease Payments[1]
2023	$ 39,054
2024	39,261
2025	39,485
2026	37,879
2027	35,184
Thereafter	554,525
Total operating lease payments	**745,388**
Less: interest portion	(345,587)
PRESENT VALUE OF OPERATING LEASE LIABILITIES	**$ 399,801**

1. Future minimum lease payments for operating leases denominated in a foreign currency are translated to U.S. dollars using the exchange rate in effect as of the financial statement date.

The following table summarizes rental expense for operating leases:

	For the Year Ended December 31,		
	2022	2021	2020
Variable rental expense	$ 9,854	$ 10,405	$ 8,944
Minimum rental expense	$ 31,003	$ 21,482	$ 19,964

12. Fair Value of Financial Instruments

The Company's financial assets and liabilities measured and reported at fair value on a recurring basis include the following as of:

	December 31, 2022				December 31, 2021			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Interest rate derivative assets[1]	$ —	$ 9,292	$ —	$ 9,292	$ —	$ 368	$ —	$ 368
Interest rate derivative liabilities[2]	$ —	$ —	$ —	$ —	$ —	$ (2,535)	$ —	$ (2,535)
Non-real estate investments measured at fair value[1]	$ 544	$ —	$ —	$ 544	$ 1,915	$ 1,568	$ —	$ 3,483
Stock purchase warrant[1]	$ —	$ 95	$ —	$ 95	$ —	$ 1,664	$ —	$ 1,664
Earnout liability[2][3]	$ —	$ —	$ (9,300)	$ (9,300)	$ —	$ —	$ (11,383)	$ (11,383)
Non-real estate investments measured at NAV[1][4]	$ —	$ —	$ —	$ 46,785	$ —	$ —	$ —	$ 27,964

1. Included in prepaid expenses and other assets, net on the Consolidated Balance Sheets.
2. Included in accounts payable, accrued liabilities and other on the Consolidated Balance Sheets.

(Tables in thousands, except square footage and share data)

3. Related to the acquisition of Zio. Refer to Note 3 for additional details.
4. According to the relevant accounting standards, certain investments that are measured at fair value using the NAV practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Balance Sheets.

Level 1 items include investments in the common stock of publicly traded companies, which are valued on a quarterly basis using the closing stock price. Level 2 items include interest rate derivatives, which are valued on a quarterly basis using a linear regression model, as well as investments in preferred stock and warrants of a publicly traded company, which are valued on a quarterly basis using the closing stock price and a Black-Scholes model, respectively. Level 3 items include the earnout liability, which is valued on a quarterly basis using a probability-weighted discounted cash flow model. Inputs to the model include the discount rate and probability-weighted earnout payments based on a Monte Carlo simulation with one million trials. Fair value measurement using unobservable inputs is inherently uncertain, and a change in significant inputs could result in different fair values.

The following table summarizes changes in the carrying amount of the earnout liability during the year ended December 31, 2022:

Balance, December 31, 2021	**$**	**(11,383)**
Partial settlement		3,840
Remeasurement to fair value		(1,757)
Balance, December 31, 2022	**$**	**(9,300)**

Other Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities are reasonable estimates of fair value, using Level 1 inputs, because of the short-term nature of these instruments. The fair value of the investment in U.S. Government securities is an estimate based on Level 1 inputs. The fair values of debt are estimates based on rates currently prevailing for similar instruments of similar maturities using Level 2 inputs.

The table below represents the carrying value and fair value of the Company's investment in securities and debt as of:

	December 31, 2022		December 31, 2021	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets				
U.S. Government securities	$ —	$ —	$ 129,321	$ 130,910
Liabilities				
Unsecured debt[(1)]	$ 2,660,000	$ 2,364,871	$ 2,050,000	$ 2,154,908
Secured debt[(1)]	$ 1,950,088	$ 1,927,297	$ 1,714,874	$ 1,713,726
In-substance defeased debt	$ —	$ —	$ 128,212	$ 128,361
Joint venture partner debt	$ 66,136	$ 60,327	$ 66,136	$ 69,116

1. Amounts represent debt excluding unamortized deferred financing costs and loan discounts/premiums.

13. Stock-Based Compensation

The Company's 2010 Incentive Plan permits the Company's board of directors (the "Board") to grant, among other things, restricted stock, restricted stock units, operating partnership performance units and performance-based awards. As of December 31, 2022, 7.1 million common shares were available for grant under the 2010 Plan. The calculation of shares available for grant is determined after taking into account unvested restricted stock, unvested operating partnership performance units, and unvested RSUs, assuming the maximum bonus pool eligible ultimately is earned and based on a stock price of $9.73.

The Board awards restricted shares to non-employee Board members on an annual basis as part of such Board members' annual compensation and to newly elected non-employee Board members in accordance with the Non-Employee Director Compensation Program. The time-based awards are generally issued in the second quarter, in conjunction with the director's election to the Board and the individual share awards vest in equal annual installments over the applicable service vesting period,

which is three years. Additionally, certain non-employee Board members elect to receive operating partnership performance units in lieu of their annual cash retainer fees. These awards are generally issued in the fourth quarter and are fully-vested upon their issuance.

The Board awards time-based restricted shares or time-based operating partnership performance units to certain employees on an annual basis as part of the employees' annual compensation. These time-based awards are generally issued in the first or fourth quarter and vest in equal annual installments over the applicable service vesting period, which is generally three years. Additionally, certain awards are subject to a mandatory holding period upon vesting if the grantee is an executive officer. Lastly, certain employees elect to receive operating partnership performance units in lieu of their annual cash bonus. These awards are generally issued in the first or fourth quarter and are fully-vested upon their issuance.

Beginning in 2020, the Compensation Committee of the Board ("Compensation Committee") adopted an annual Hudson Pacific Properties, Inc. Performance Stock Unit Plan ("PSU Plan"). Under the PSU Plan, the Compensation Committee awards restricted stock units or performance units in the operating partnership to certain employees. PSU Plan grants consist of two portions. A portion of each award, the Relative Total Shareholder Return ("TSR") Performance Unit, is eligible to vest based on the achievement of the Company's TSR compared to the TSR of the FTSE NAREIT All Equity REITs index over a three-year performance period, with the vesting percentage subject to certain percentage targets. The remaining portion of each award, the Operational Performance Unit, becomes eligible to vest based on the achievement of operational performance metrics over a one-year performance period and vests over three years. The number of Operational Performance Units that becomes eligible to vest based on the achievement of operational performance metrics may be adjusted based on the Company's achievement of absolute TSR goals over a three-year performance period by applying the applicable vesting percentages. Certain of the awards granted under the PSU Plan are subject to a two-year post-vesting restriction period, during which any awards earned may not be sold or transferred.

Time-Based Awards

The stock-based compensation is valued based on the quoted closing price of the Company's common stock on the applicable grant date and discounted for any hold restrictions in accordance with ASC 718. The stock-based compensation is amortized through the final vesting period on a straight-line basis. Forfeitures of awards are recognized as they occur.

Performance-Based Awards

PSU Plan

The following table outlines key components of the 2022 PSU Plan:

	Operational Performance Unit	Relative TSR Performance Unit
Maximum bonus pool, in millions	$15.0	$15.0
Performance period	1/1/2022 to 12/31/2022	1/1/2022 to 12/31/2024

The following table outlines key components of the 2021 PSU Plan:

	Operational Performance Unit	Relative TSR Performance Unit
Maximum bonus pool, in millions	$16.7	$16.7
Performance period	1/1/2021 to 12/31/2021	1/1/2021 to 12/31/2023

The following table outlines key components of the 2020 PSU Plan:

	Operational Performance Unit	Relative TSR Performance Unit
Maximum bonus pool, in millions	$14.9	$14.9
Performance period	1/1/2020 to 12/31/2020	1/1/2020 to 12/31/2022

The stock-based compensation cost of the 2022, 2021 and 2020 PSU Plans was valued in accordance with ASC 718 utilizing a Monte Carlo simulation to estimate the probability of the performance vesting conditions being satisfied. The stock-based compensation is amortized through the final vesting period under a graded vesting expense recognition schedule. Forfeitures of awards are recognized as they occur.

(Tables in thousands, except square footage and share data)

The per unit fair value of the 2022, 2021 and 2020 PSU awards granted was estimated on the date of grant using the following assumptions in the Monte Carlo simulation:

	2022	2021	2020
Expected price volatility for the Company	43.00%	41.00%	17.00%
Expected price volatility for the particular REIT index	33.00%	31.00%	14.00%
Risk-free rate	1.72%	0.17%	1.66%
Dividend yield	3.60%	3.50%	2.80%

Summary of Unvested Share Activity

The following table summarizes the activity and status of all unvested stock awards:

	2022		2021		2020	
	Shares	**Weighted-Average Grant-Date Fair Value**	**Shares**	**Weighted-Average Grant-Date Fair Value**	**Shares**	**Weighted-Average Grant-Date Fair Value**
Unvested at January 1	**507,534**	**$ 25.17**	**442,645**	**$ 27.44**	**459,784**	**$ 33.67**
Granted	50,915	20.15	276,800	23.90	404,779	24.70
Vested	(234,741)	26.81	(203,329)	28.33	(420,970)	31.61
Canceled	(13,871)	24.42	(8,582)	26.21	(948)	29.91
Unvested at December 31	**309,837**	**$ 23.14**	**507,534**	**$ 25.17**	**442,645**	**$ 27.44**

The following table summarizes the activity and status of all unvested time-based restricted operating partnership performance units:

	2022		2021		2020	
	Units	**Weighted-Average Grant-Date Fair Value**	**Units**	**Weighted-Average Grant-Date Fair Value**	**Units**	**Weighted-Average Grant-Date Fair Value**
Unvested at January 1	**681,394**	**$ 24.91**	**771,432**	**$ 27.08**	**608,679**	**$ 32.70**
Granted	25,206	11.98	355,551	24.68	571,978	23.49
Vested	(348,944)	26.42	(349,804)	29.85	(409,225)	30.42
Canceled	—	—	(95,785)	23.49	—	—
Unvested at December 31	**357,656**	**$ 22.53**	**681,394**	**$ 24.91**	**771,432**	**$ 27.08**

Share-based Compensation Recorded

The following table presents the classification and amount recognized for stock-based compensation related to the Company's awards:

	For the Year Ended December 31,		
	2022	2021	2020
Expensed stock compensation(1)	$ 24,296	$ 21,163	$ 22,723
Capitalized stock compensation(2)	3,354	3,524	3,306
Total stock compensation(3)	**$ 27,650**	**$ 24,687**	**$ 26,029**

1. Amounts are recorded in general and administrative expenses on the Consolidated Statements of Operations.
2. Amounts are recorded in investment in real estate, at cost on the Consolidated Balance Sheets.
3. Amounts are recorded in additional paid-in capital and non-controlling interest—units in the operating partnership on the Consolidated Balance Sheets.

As of December 31, 2022, total unrecognized compensation cost related to unvested share-based payments was $29.9 million. It is expected to be recognized over a weighted-average period of two years.

(Tables in thousands, except square footage and share data)

14. Earnings Per Share

Hudson Pacific Properties, Inc.

The Company calculates basic earnings per share using the two-class method by dividing the net income available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Unvested time-based restricted stock awards, unvested time-based performance unit awards and unvested restricted stock units ("RSUs") that contain non-forfeitable rights to dividends are participating securities and are included in the computation of earnings per share pursuant to the two-class method. The Company calculates diluted earnings per share using the two-class method or the treasury stock and if-converted method, whichever results in more dilution. For the years ended December 31, 2022, 2021 and 2020, both methods of calculation yielded the same diluted earnings per share amount. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower earnings per share amount.

The following table reconciles the numerator and denominator in computing the Company's basic and diluted earnings per share to net (loss) income available to common stockholders:

	For the Year Ended December 31,		
	2022	2021	2020
Numerator:			
Basic and diluted net (loss) income available to common stockholders	$ (56,499)	$ 6,064	$ 383
Denominator:			
Basic weighted average common shares outstanding	143,732,433	151,618,282	153,126,027
Effect of dilutive instruments(1)	—	325,078	42,998
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	**143,732,433**	**151,943,360**	**153,169,025**
Basic earnings per common share	$ (0.39)	$ 0.04	$ 0.00
Diluted earnings per common share	$ (0.39)	$ 0.04	$ 0.00

1. The Company includes unvested awards and convertible common and participating units as contingently issuable shares in the computation of diluted earnings per share once the market or performance criteria are met, assuming that the end of the reporting period is the end of the contingency period. Any anti-dilutive securities are excluded from the diluted earnings per share calculation.

Hudson Pacific Properties, L.P.

The operating partnership calculates basic earnings per unit using the two-class method by dividing the net income available to common unitholders for the period by the weighted average number of common units outstanding during the period. Unvested time-based restricted stock awards, unvested time-based performance unit awards and unvested RSUs that contain non-forfeitable rights to dividends are participating securities and are included in the computation of earnings per unit pursuant to the two-class method. The operating partnership calculates diluted earnings per unit using the two-class method or the treasury stock and if-converted method, whichever results in more dilution. For the years ended December 31, 2022, 2021 and 2020, both methods of calculation yielded the same diluted earnings per unit amount. Diluted earnings per unit reflects the potential dilution that could occur if securities or other contracts to issue common units were exercised or converted into common units, where such exercise or conversion would result in a lower earnings per unit amount.

(Tables in thousands, except square footage and share data)

The following table reconciles the numerator and denominator in computing the operating partnership's basic and diluted earnings per unit to net (loss) income available to common unitholders:

	For the Year Ended December 31,		
	2022	2021	2020
Numerator:			
Basic and diluted net (loss) income available to common unitholders	$ (57,208)	$ 6,125	$ 393
Denominator:			
Basic weighted average common units outstanding	145,580,928	153,007,287	154,040,775
Effect of dilutive instruments(1)	—	325,078	42,998
DILUTED WEIGHTED AVERAGE COMMON UNITS OUTSTANDING	**145,580,928**	**153,332,365**	**154,083,773**
Basic earnings per common unit	$ (0.39)	$ 0.04	$ 0.00
Diluted earnings per common unit	$ (0.39)	$ 0.04	$ 0.00

1. The operating partnership includes unvested awards as contingently issuable units in the computation of diluted earnings per unit once the market or performance criteria are met, assuming that the end of the reporting period is the end of the contingency period. Any anti-dilutive securities are excluded from the diluted earnings per unit calculation.

15. Redeemable Non-Controlling Interest

Redeemable Preferred Units of the Operating Partnership

As of December 31, 2022 and 2021, there were 392,598 Series A preferred units of partnership interest in the operating partnership, or Series A preferred units, which are not owned by the Company.

These Series A preferred units are entitled to preferential distributions at a rate of 6.25% per annum on the liquidation preference of $25.00 per unit. The units are convertible at the option of the holder into common units or redeemable into cash or, at the Company's election, exchangeable for registered shares of common stock.

Redeemable Non-controlling Interest in Consolidated Real Estate Entities

On March 1, 2018, the Company entered into a joint venture agreement with Macerich to form the HPP-MAC JV. On August 31, 2018, Macerich contributed Westside Pavilion to the HPP-MAC JV. The Company has a 75% interest in the joint venture that owns the One Westside and 10850 Pico properties. The Company has a put right, after a specified time, to sell its interest at fair market value. Macerich has a put right, after a specified time, to sell its interest at fair market value, which is a redemption right that is not solely within the control of the Company. Therefore, the non-controlling interest related to this joint venture is included as temporary equity. The put right is not currently redeemable.

On October 9, 2018, the Company entered into a joint venture with Allianz to purchase the Ferry Building property. The Company has a 55% interest in the joint venture that owns the Ferry Building property. The Company has a put right, if certain events occur, to sell its interest at fair market value. Allianz has a put right, if certain events occur, to sell its interest at fair market value, which is a redemption right that is not solely within the control of the Company. Therefore, the non-controlling interest related to this joint venture is included as temporary equity. The put right is not currently redeemable.

The following table reconciles the beginning and ending balances of redeemable non-controlling interests:

	Series A Redeemable Preferred Units	Consolidated Entities
Balance at December 31, 2021	**$ 9,815**	**$ 129,449**
Contributions	—	575
Distributions	—	(16)
Declared dividend	(612)	—
Net income (loss)	612	(4,964)
BALANCE AT DECEMBER 31, 2022	**$ 9,815**	**$ 125,044**

(Tables in thousands, except square footage and share data)

16. Equity

The table below presents the activity related to Hudson Pacific Properties, Inc.'s accumulated other comprehensive income (loss) ("AOCI"):

	Derivative Instruments	Currency Translation Adjustments	Total AOCI
Balance at January 1, 2020	**$ (2,391)**	**$ 1,830**	**$ (561)**
Unrealized (loss) gain recognized in AOCI	(14,407)	1,415	(12,992)
Reclassification from AOCI into income	5,420	—	5,420
Net change in AOCI	**(8,987)**	**1,415**	**(7,572)**
Balance at December 31, 2020	**(11,378)**	**3,245**	**(8,133)**
Unrealized gain (loss) recognized in AOCI	169	(1,049)	(880)
Reclassification from AOCI into income	7,252	—	7,252
Net change in AOCI	**7,421**	**(1,049)**	**6,372**
Balance at December 31, 2021	**(3,957)**	**2,196**	**(1,761)**
Unrealized gain (loss) recognized in AOCI	612	(12,188)	(11,576)
Reclassification from AOCI into income	2,065	—	2,065
Net change in AOCI	**2,677**	**(12,188)**	**(9,511)**
Balance at December 31, 2022	**$ (1,280)**	**$ (9,992)**	**$ (11,272)**

The table below presents the activity related to Hudson Pacific Properties, LP's AOCI:

	Derivative Instruments	Currency Translation Adjustments	Total AOCI
Balance at January 1, 2020	**$ (2,458)**	**$ 1,845**	**$ (613)**
Unrealized (loss) gain recognized in AOCI	(14,471)	1,394	(13,077)
Reclassification from AOCI into income	5,444	—	5,444
Net change in AOCI	**(9,027)**	**1,394**	**(7,633)**
Balance at December 31, 2020	**(11,485)**	**3,239**	**(8,246)**
Unrealized gain (loss) recognized in AOCI	171	(1,064)	(893)
Reclassification from AOCI into income	7,360	—	7,360
Net change in AOCI	**7,531**	**(1,064)**	**6,467**
Balance at December 31, 2021	**(3,954)**	**2,175**	**(1,779)**
Unrealized gain (loss) recognized in AOCI	597	(12,375)	(11,778)
Reclassification from AOCI into income	2,097	—	2,097
Net change in AOCI	**2,694**	**(12,375)**	**(9,681)**
Balance at December 31, 2022	**$ (1,260)**	**$ (10,200)**	**$ (11,460)**

Non-controlling Interests

Common Units in the Operating Partnership

Common units of the operating partnership and shares of common stock of the Company have essentially the same economic characteristics, as they share equally in the total net income or loss distributions of the operating partnership. Investors who own common units have the right to cause the operating partnership to repurchase any or all of their common units for cash at a value equal to the then-current market value of one share of common stock. However, in lieu of such payment of cash, the Company may, at its election, issue shares of its common stock in exchange for such common units on a one-for-one basis.

Performance Units in the Operating Partnership

Performance units are partnership interests in the operating partnership. Each performance unit awarded will be deemed equivalent to an award of one share of common stock under the 2010 Plan, reducing the availability for other equity awards on a one-for-one basis. Under the terms of the performance units, the operating partnership will revalue its assets for tax purposes upon

the occurrence of certain specified events and any increase in valuation from the time of grant until such event will be allocated first to the holders of performance units to equalize the capital accounts of such holders with the capital accounts of common unitholders. Subject to any agreed upon exceptions, once vested and having achieved parity with common unitholders, performance units are convertible into common units in the operating partnership on a one-for-one basis.

Ownership Interest in the Operating Partnership

The following table summarizes the ownership interest in the operating partnership, excluding unvested restricted units and unvested restricted performance units, as of:

	December 31, 2022	December 31, 2021	December 31, 2020
Company-owned common units in the operating partnership	141,054,478	151,124,543	151,401,365
Company's ownership interest percentage	98.5 %	98.8 %	99.1 %
Non-controlling common units in the operating partnership[1]	2,191,842	1,842,898	1,321,083
Non-controlling ownership interest percentage	1.5 %	1.2 %	0.9 %

_____

1. Represents common units held by certain of the Company's executive officers, directors and other outside investors. As of December 31, 2022, this amount represents both common units and performance units of 550,969 and 1,640,873, respectively. As of December 31, 2021, this amount represents both common units and performance units of 550,969 and 1,291,929, respectively. As of December 31, 2020, this amount represents both common units and performance units of 550,969 and 770,114, respectively.

During the years ended December 31, 2022, 2021 and 2020, 348,944, 521,815 and 409,225 performance units, respectively, were granted and vested related to various performance-based awards to our employees and directors.

Common Stock Activity

The Company has not completed any common stock offerings during the years ended December 31, 2022, 2021 and 2020.

The Company's ATM program permits sales of up to $125.0 million of common stock. A cumulative total of $65.8 million has been sold as of December 31, 2022. The Company utilized the ATM program during the year ended December 31, 2021 and sold 1,526,163 shares of common stock at sale prices ranging from $29.53 to $30.17 per share for total proceeds of $45.7 million, before transaction costs. The Company did not utilize the ATM program during the years ended December 31, 2022 and 2020.

Share Repurchase Program

The Company is authorized to repurchase shares of its common stock up to a total of $250.0 million of its common stock under the share repurchase program. During the year ended December 31, 2022, the Company repurchased 2.1 million shares at a weighted average price of $17.65 per share for $37.2 million, before transaction costs. During the year ended December 31, 2021, the Company repurchased 1.9 million shares at a weighted average price of $23.82 per share for $46.1 million, before transaction costs. During the year ended December 31, 2020, the Company repurchased 3.5 million shares at a weighted average price of $23.00 per share for $80.1 million, before transaction costs. Since the commencement of the program through December 31, 2022, a cumulative total of $213.4 million had been repurchased. Share repurchases are accounted for on the trade date. The Company may make repurchases under the program at any time in its discretion, subject to market conditions, applicable legal requirements and other factors.

Accelerated Share Repurchase Agreements

On February 25, 2022, the Company entered into an uncollared accelerated share repurchase ("ASR") agreement to purchase $100 million of its outstanding common stock. During the first quarter 2022, the Company made an initial payment of $100 million and received an initial delivery of approximately 3.3 million shares of common stock representing 85% of the total $100 million agreement based on the closing price of our common stock on the transaction date. Final settlement of the agreement occurred during the second quarter 2022, resulting in the receipt of an additional 0.9 million shares of common stock based on an adjusted daily volume-weighted average price of $23.90 during the measurement period.

(Tables in thousands, except square footage and share data)

On February 25, 2022, the Company entered into a collared ASR agreement to purchase $100 million of its outstanding common stock. During the year ended December 31, 2022, the Company made an initial payment of $100 million and received an initial delivery of approximately 3.3 million shares of common stock based on an estimated cap price calculated using the daily volume-weighted average price during an initial hedge period. Final settlement of the agreement occurred during the third quarter 2022, resulting in the receipt of an additional 0.7 million shares of common stock based on a floor price of $25.35.

At the conclusion of the ASR program in July 2022, a total of 8.1 million shares had been repurchased at an average price of $24.60.

Series C Cumulative Redeemable Preferred Stock

Series C cumulative redeemable preferred stock relates to the 17,000,000 shares of our Series C preferred stock, $0.01 par value per share. Holders of Series C preferred stock, when and as authorized by the board of directors of the Company, are entitled to cumulative cash dividends at the rate of 4.750% per annum of the $25.00 per share, equivalent to $1.1875 per annum per share. Dividends are payable quarterly in arrears on or about the last day of December, March, June and September of each year. In addition to other preferential rights, the holders of Series C preferred stock are entitled to receive the liquidation preference, which is $25.00 per share, before the holders of common stock in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company's affairs. Generally, shares of Series C preferred stock are not redeemable by the Company prior to November 16, 2026. However, upon the occurrence of a change of control, holders of the Series C preferred stock will have the right, (unless the Company has elected to redeem the Series C preferred stock) to convert into a specified number of shares of common stock. A complete description of the Series C preferred stock is contained in the Articles Supplementary which is filed as Exhibit 3.7 to this Current Report on Form 10-K.

Dividends

The Board declares dividends on a quarterly basis and the Company pays the dividends during the quarters in which the dividends are declared. The following table summarizes dividends per share declared and paid for the periods presented:

	For the Year Ended December 31,		
	2022	2021	2020
Common stock[1]	$ 1.00	$ 1.00	$ 1.00
Common units[1]	$ 1.00	$ 1.00	$ 1.00
Series A preferred units[1]	$ 1.5625	$ 1.5625	$ 1.5625
Series C preferred stock[2]	$ 1.3359	$ —	$ —

1. The fourth quarter 2022 dividends were paid on December 29, 2022 to shareholders and unitholders of record on December 19, 2022.
2. Dividends paid during the year ended December 31, 2022 include a $0.2968750 per share dividend declared and paid in each of the first, second, third and fourth quarters of 2022 and a $0.1484375 per share dividend declared during the fourth quarter of 2021.

Taxability of Dividends

Earnings and profits, which determine the taxability of distributions to stockholders, may differ from income reported for financial reporting purposes due to the differences for federal income tax purposes in the treatment of loss on extinguishment of debt, revenue recognition, compensation expense and the basis of depreciable assets and estimated useful lives used to compute depreciation.

The Company's dividends related to its common stock will be classified for U.S. federal income tax purposes as follows (unaudited):

| Record Date | Payment Date | Distribution Per Share | Ordinary Dividends | | | Capital Gain Distributions | Return of Capital |
			Total	Non-Qualified	Qualified		
3/21/2022	3/31/2022	$ 0.250000	$ 0.107170	$ 0.107170	$ 0.000000	$ 0.000000	$ 0.142830
6/20/2022	6/30/2022	0.250000	0.107170	0.107170	0.000000	0.000000	0.142830
9/19/2022	9/29/2022	0.250000	0.107170	0.107170	0.000000	0.000000	0.142830
12/19/2022	12/29/2022	0.250000	0.107170	0.107170	0.000000	0.000000	0.142830
	TOTALS	$ 1.000000	$ 0.428680	$ 0.428680	$ 0.000000	$ 0.000000	$ 0.571320
		100.00 %	42.87 %			0.00 %	57.13 %

The Company's dividends related to its 4.750% series C preferred stock will be classified for U.S. federal income tax purposes as follows (unaudited):

| Record Date | Payment Date | Distribution Per Share | Ordinary Dividends | | | Capital Gain Distributions | Return of Capital |
			Total	Non-Qualified	Qualified		
3/21/2022	3/31/2022	$ 0.445313	$ 0.445313	$ 0.445313	$ 0.000000	$ 0.000000	$ 0.000000
6/20/2022	6/30/2022	0.296875	0.296875	0.296875	0.000000	0.000000	0.000000
9/19/2022	9/29/2022	0.296875	0.296875	0.296875	0.000000	0.000000	0.000000
12/19/2022	12/29/2022	0.296875	0.296875	0.296875	0.000000	0.000000	0.000000
	TOTALS	$ 1.335938	$ 1.335938	$ 1.335938	$ 0.000000	$ 0.000000	$ 0.000000
		100.00 %	100.00 %			0.00 %	0.00 %

17. Segment Reporting

The Company's reporting segments are based on the Company's method of internal reporting, which classifies its operations into two reportable segments: (i) office properties and related operations and (ii) studio properties and related operations. The Company evaluates performance based upon net operating income of the segment operations. General and administrative expenses and interest expense are not included in segment profit as the Company's internal reporting addresses these items on a corporate level. Asset information by segment is not reported because the Company does not use this measure to assess performance or make decisions to allocate resources; therefore, depreciation and amortization expense is not allocated among segments.

The table below presents the operating activity of the Company's reportable segments:

| | Year Ended December 31, | | |
	2022	2021	2020
Office segment			
Office revenues	$ 852,700	$ 795,370	$ 735,919
Office expenses	(308,668)	(280,334)	(262,199)
Office segment profit	544,032	515,036	473,720
Studio segment			
Studio revenues	173,524	101,465	69,046
Studio expenses	(105,150)	(55,513)	(37,580)
Studio segment profit	68,374	45,952	31,466
TOTAL SEGMENT PROFIT	$ 612,406	$ 560,988	$ 505,186
Segment revenues	$ 1,026,224	$ 896,835	$ 804,965
Segment expenses	(413,818)	(335,847)	(299,779)
TOTAL SEGMENT PROFIT	$ 612,406	$ 560,988	$ 505,186

(Tables in thousands, except square footage and share data)

The table below is a reconciliation of net (loss) income to total profit from all segments:

	Year Ended December 31,		
	2022	2021	2020
NET (LOSS) INCOME	**$ (16,517)**	**$ 29,012**	**$ 16,430**
General and administrative	79,501	71,346	77,882
Depreciation and amortization	373,219	343,614	299,682
Income from unconsolidated real estate entities	(943)	(1,822)	(736)
Fee income	(7,972)	(3,221)	(2,815)
Interest expense	149,901	121,939	113,823
Interest income	(2,340)	(3,794)	(4,089)
Management services reimbursement income—unconsolidated real estate entities	(4,163)	(1,132)	—
Management services expense—unconsolidated real estate entities	4,163	1,132	—
Transaction-related expenses	14,356	8,911	440
Unrealized loss (gain) on non-real estate investments	1,440	(16,571)	2,463
Loss on sale of real estate	2,164	—	—
Impairment loss	28,548	2,762	—
Loss on extinguishment of debt	—	6,259	2,654
Other (income) expense	(8,951)	2,553	(548)
TOTAL PROFIT FROM ALL SEGMENTS	**$ 612,406**	**$ 560,988**	**$ 505,186**

18. Related Party Transactions

Employment Agreements

The Company has entered into employment agreements with certain of its executive officers, effective January 1, 2020, that provide for various severance and change in control benefits and other terms and conditions of employment.

Cost Reimbursements from Unconsolidated Real Estate Entities

The Company is reimbursed for certain costs incurred in managing certain of its unconsolidated real estate entities. During the years ended December 31, 2022, 2021 and 2020, the Company recognized $4.2 million, $1.1 million and $0, respectively, of such reimbursement income in management services reimbursement income—unconsolidated real estate entities on the Consolidated Statement of Operations.

Hollywood Media Portfolio Debt

In August 2021, the consolidated joint venture that owns the Hollywood Media Portfolio refinanced the mortgage loan secured by the portfolio, increasing the borrowing capacity to $1.1 billion. In connection with this transaction, the Company purchased bonds comprising the loan in the amount of $209.8 million and concurrently redeemed bonds comprising the previous loan in the amount of $209.8 million.

Related Party Leases

The Company's wholly-owned subsidiary is party to long-term operating lease agreements with an unconsolidated joint venture for office space and fitness and conference facilities. As of December 31, 2022, the Company's right-of-use assets and lease liabilities related to these lease obligations were $6.1 million and $6.2 million, respectively, as compared to right-of-use assets and lease liabilities of $7.3 million and $7.4 million, respectively, as of December 31, 2021. During the years ended December 31, 2022 and 2021, the Company recognized $1.0 million and $1.0 million, respectively, of related rental expense in management services expense—unconsolidated real estate entities on the Consolidated Statements of Operations related to these leases. There was no rental expense recognized during the year ended December 31, 2020.

(Tables in thousands, except square footage and share data)

19. Commitments and Contingencies

Fund Investments

The Company invests in several non-real estate funds with an aggregate commitment to contribute up to $48.0 million. As of December 31, 2022, the Company has contributed $33.2 million to these funds, net of recallable distributions, with $14.8 million remaining to be contributed.

Legal

From time to time, the Company is party to various lawsuits, claims and other legal proceedings arising out of, or incident to, the ordinary course of business. Management believes, based in part upon consultation with legal counsel, that the ultimate resolution of all such claims will not have a material adverse effect on the Company's results of operations, financial position or cash flows. As of December 31, 2022, the risk of material loss from such legal actions impacting the Company's financial condition or results from operations has been assessed as remote.

Letters of Credit

As of December 31, 2022, the Company had $3.9 million in outstanding letters of credit under the unsecured revolving credit facility. The letters of credit are primarily related to utility company security deposit requirements.

Contractual Obligations

The Company has entered into a number of construction agreements related to its development activities at various properties and its obligations under executed leases. As of December 31, 2022, the Company had $254.2 million in related commitments.

20. Supplemental Cash Flow Information

Supplemental cash flow information for Hudson Pacific Properties, Inc. is included as follows:

	Year Ended December 31,		
	2022	2021	2020
Cash paid for interest, net of capitalized interest	$ 133,869	$ 112,043	$ 103,099
Non-cash investing and financing activities			
Note payable issued as consideration in a business combination	$ 160,000	$ —	$ —
Accounts payable and accrued liabilities for real estate investments	$ 150,408	$ 193,521	$ 136,959
Lease liabilities recorded in connection with right-of-use assets	$ 100,805	$ 26,824	$ —
Ground lease remeasurement	$ 23,177	$ —	$ —
Earnout liability recognized as contingent consideration for business combination	$ —	$ 11,383	$ —
Series C preferred stock dividend accrual	$ —	$ 2,281	$ —

(Tables in thousands, except square footage and share data)

Supplemental cash flow information for Hudson Pacific Properties, L.P. is included as follows:

	Year Ended December 31,		
	2022	2021	2020
Cash paid for interest, net of capitalized interest	$ 133,869	$ 112,043	$ 103,099
Non-cash investing and financing activities			
Note payable issued as consideration in a business combination	$ 160,000	$ —	$ —
Accounts payable and accrued liabilities for real estate investments	$ 150,408	$ 193,521	$ 136,959
Lease liabilities recorded in connection with right-of-use assets	$ 100,805	$ 26,824	$ —
Ground lease remeasurement	$ 23,177	$ —	$ —
Earnout liability recognized as contingent consideration for business combination	$ —	$ 11,383	$ —
Series C preferred unit dividend accrual	$ —	$ 2,281	$ —

21. Subsequent Events

On January 3, 2023, the Company repaid its $110.0 million Series A notes in full.

On January 12, 2023, the Company entered into an interest rate swap agreement to fix SOFR at a rate of 3.75% effective as of February 1, 2023 through October 18, 2025 on $172.9 million of indebtedness, which amount corresponds to our pro rata share of the loan secured by the 1918 Eighth property.

On January 12, 2023, the Company entered into an interest rate swap agreement to fix SOFR at a rate of 3.31% effective as of August 15, 2023 through June 15, 2026 on $351.2 million of indebtedness, which amount corresponds to our pro rata share of the loan secured by the Hollywood Media Portfolio, net of the amount of such loan held by the Company.

On February 6, 2023, the Company sold its Skyway Landing property for $102.0 million before certain credits, prorations and closing costs. The proceeds were used to repay $102.0 million on the Company's unsecured revolving credit facility.

Hudson Pacific Properties, Inc. And Hudson Pacific Properties, L.P.
Schedule III—Real Estate and Accumulated Depreciation
December 31, 2022
(In thousands)

		Initial Costs		Costs Capitalized Subsequent to Acquisition	Total Costs					
Property name	Encumbrances	Land	Building & Improvements		Land	Building & Improvements	Total	Accumulated Depreciation[1]	Year Built / Renovated	Year Acquired
Office										
875 Howard, San Francisco Bay Area, CA	$ —	$ 18,058	$ 41,046	$ 34,225	$ 18,058	$ 75,271	$ 93,329	$ (27,487)	Various	2007
6040 Sunset, Los Angeles, CA[2]	1,100,000	6,599	27,187	30,493	6,599	57,680	64,279	(23,323)	2008	2008
ICON, Los Angeles, CA[2]	—	—	—	164,023	—	164,023	164,023	(32,911)	2017	2008
CUE, Los Angeles, CA[2]	—	—	—	49,573	—	49,573	49,573	(8,089)	2017	2008
EPIC, Los Angeles, CA[2]	—	10,606	—	215,489	10,606	215,489	226,095	(25,296)	2019	2008
1455 Market, San Francisco Bay Area, CA	—	41,226	34,990	106,171	41,226	141,161	182,387	(72,938)	1976	2010
Rincon Center, San Francisco Bay Area, CA	—	58,251	110,656	73,587	58,251	184,243	242,494	(55,427)	1940/1989	2010
10950 Washington, Los Angeles, CA	—	17,979	25,110	2,174	17,979	27,284	45,263	(8,309)	1957/1974	2010
604 Arizona, Los Angeles, CA	—	5,620	14,745	4,493	5,620	19,238	24,858	(6,673)	1950/2005	2011
275 Brannan, San Francisco Bay Area, CA	—	4,187	8,063	13,785	4,187	21,848	26,035	(10,271)	1905	2011
625 Second, San Francisco Bay Area, CA	—	10,744	42,650	5,983	10,744	48,633	59,377	(14,224)	1906/1999	2011
10900 Washington, Los Angeles, CA	—	1,400	1,200	248	1,400	1,448	2,848	(440)	1973	2012
901 Market, San Francisco Bay Area, CA	—	17,882	79,305	22,424	17,882	101,729	119,611	(29,069)	1912/1985	2012
Element LA, Los Angeles, CA	168,000	79,769	19,755	96,382	79,769	116,137	195,906	(29,075)	1949	2012 2013
3401 Exposition, Los Angeles, CA	—	14,120	11,319	12,160	14,120	23,479	37,599	(7,665)	1961	2013
505 First, Greater Seattle, WA	—	22,917	133,034	13,280	22,917	146,314	169,231	(34,708)	Various	2013
83 King, Greater Seattle, WA	—	12,982	51,403	12,434	12,982	63,837	76,819	(16,874)	Various	2013
Met Park North, Greater Seattle, WA	—	28,996	71,768	2,211	28,996	73,979	102,975	(21,333)	2000	2013
411 First, Greater Seattle, WA	—	27,684	29,824	25,201	27,684	55,025	82,709	(15,265)	Various	2014
450 Alaskan, Greater Seattle, WA	—	—	—	86,952	—	86,952	86,952	(14,484)	Various	2014
95 Jackson, Greater Seattle, WA	—	—	—	17,284	—	17,284	17,284	(2,552)	Various	2014
Palo Alto Square, San Francisco Bay Area, CA	—	—	326,033	48,799	—	374,832	374,832	(102,650)	1971	2015
3400 Hillview, San Francisco Bay Area, CA	—	—	159,641	(4,948)	—	154,693	154,693	(47,799)	1991	2015
Foothill Research Center, San Francisco Bay Area, CA	—	—	133,994	16,723	—	150,717	150,717	(53,489)	1991	2015
Page Mill Center, San Francisco Bay Area, CA	—	—	147,625	25,259	—	172,884	172,884	(49,358)	1970/2016	2015
Clocktower Square, San Francisco Bay Area, CA	—	—	93,949	17,221	—	111,170	111,170	(26,027)	1983	2015
3176 Porter, San Francisco Bay Area, CA	—	—	34,561	1,073	—	35,634	35,634	(10,910)	1991	2015
Towers at Shore Center, San Francisco Bay Area, CA	—	72,673	144,188	23,951	72,673	168,139	240,812	(44,268)	2001	2015

Property name	Encumbrances	Initial Costs		Costs Capitalized Subsequent to Acquisition	Total Costs			Accumulated Depreciation[1]	Year Built / Renovated	Year Acquired
		Land	Building & Improvements		Land	Building & Improvements	Total			
Skyway Landing, San Francisco Bay Area, CA	—	37,959	63,559	5,014	37,959	68,573	106,532	(14,384)	2001	2015
Shorebreeze, San Francisco Bay Area, CA	—	69,448	59,806	23,217	69,448	83,023	152,471	(20,525)	1985/1989	2015
555 Twin Dolphin, San Francisco Bay Area, CA	—	40,614	73,457	17,062	40,614	90,519	131,133	(20,038)	1989	2015
333 Twin Dolphin, San Francisco Bay Area, CA	—	36,441	64,892	20,418	36,441	85,310	121,751	(19,918)	1985	2015
Metro Center, San Francisco Bay Area, CA	—	—	313,683	65,028	—	378,711	378,711	(90,199)	Various	2015
Concourse, San Francisco Bay Area, CA	—	45,085	224,271	56,834	45,085	281,105	326,190	(66,571)	Various	2015
Gateway, San Francisco Bay Area, CA	—	33,117	121,217	54,749	33,117	175,966	209,083	(48,494)	Various	2015
Metro Plaza, San Francisco Bay Area, CA	—	16,038	106,156	67,792	16,038	173,948	189,986	(32,971)	1986	2015
1740 Technology, San Francisco Bay Area, CA	—	8,052	49,486	13,209	8,052	62,695	70,747	(12,550)	1985	2015
Skyport Plaza, San Francisco Bay Area, CA	—	29,033	153,844	6,132	29,033	159,976	189,009	(31,845)	2000/2001	2015
Techmart, San Francisco Bay Area, CA	—	—	66,660	21,335	—	87,995	87,995	(21,854)	1986	2015
Fourth & Traction, Los Angeles, CA	—	12,140	37,110	69,146	12,140	106,256	118,396	(23,767)	Various	2015
Maxwell, Los Angeles, CA	—	13,040	26,960	57,764	13,040	84,724	97,764	(14,493)	Various	2015
11601 Wilshire, Los Angeles, CA	—	28,978	321,273	62,801	28,978	384,074	413,052	(75,966)	1983	2016 2017
Hill7, Greater Seattle, WA	101,000	36,888	137,079	19,528	36,888	156,607	193,495	(34,045)	2015	2016
Page Mill Hill, San Francisco Bay Area, CA	—	—	131,402	13,058	—	144,460	144,460	(29,477)	1975	2016
Harlow, Los Angeles, CA	—	7,455	—	80,474	7,455	80,474	87,929	(4,517)	N/A	2017
One Westside, Los Angeles, CA[4]	316,602	110,438	35,011	362,729	110,438	397,740	508,178	(28,980)	1985	2018
10850 Pico, Los Angeles, CA[4]	—	34,682	16,313	5,998	34,682	22,311	56,993	(1,657)	1985	2018
Ferry Building, San Francisco Bay Area, CA[5]	—	—	268,292	33,224	—	301,516	301,516	(38,387)	1898/2003	2018
1918 Eighth, Greater Seattle, WA	314,300	38,476	545,773	31,400	38,476	577,173	615,649	(38,267)	2009	2020
5th & Bell, Greater Seattle, WA	—	20,867	82,072	15,511	20,867	97,583	118,450	(4,705)	2002	2021
Washington 1000, Greater Seattle, WA[3]	—	59,987	11,053	80,278	59,987	91,331	151,318	—	Under development	2022
5801 Bobby Foster Road, Albuquerque, NM	—	2,189	6,268	116	2,189	6,384	8,573	(89)	2008	2022
Sunset Gower Studios, Los Angeles, CA[2][6]	—	101,476	64,697	79,189	101,476	143,886	245,362	(41,308)	Various	2007 2011 2012
Sunset Bronson Studios, Los Angeles, CA[2]	—	67,092	32,374	50,030	67,092	82,404	149,496	(29,129)	Various	2008
Sunset Las Palmas Studios, Los Angeles, CA[2]	—	134,488	104,392	51,001	134,488	155,393	289,881	(20,605)	Various	2017 2018
Various[7]	—	—	—	48,595	—	48,595	48,595	—	N/A	2022
TOTAL	$ 1,999,902	$1,435,676	$ 4,859,146	$ 2,528,282	$1,435,676	$ 7,387,428	$8,823,104	$ (1,555,655)		

1. The Company computes depreciation using the straight-line method over the estimated useful lives over the shorter of the ground lease term or 39 years for building and improvements, 15 years for land improvements and over the shorter of asset life or life of the lease for tenant and leasehold improvements.

2. These properties are encumbered by a $1.1 billion mortgage loan. Refer to Part IV, Item 15(a) "Exhibits, Financial Statement Schedules—Note 8 to the Consolidated Financial Statements-Debt" for additional information on secured debt.

3. This asset is currently under development.

4. These properties are encumbered by a $316.6 million construction loan with borrowing capacity of up to $414.6 million. Refer to Part IV, Item 15(a) "Exhibits, Financial Statement Schedules—Note 8 to the Consolidated Financial Statements-Debt" for additional information on secured debt.

5. This property is encumbered by a $66.1 million debt due to our joint venture partner. Refer to Part IV, Item 15(a) "Exhibits, Financial Statement Schedules—Note 8 to the Consolidated Financial Statements-Debt" for additional information on joint venture partner debt.

6. During the year ended December 31, 2022, the Company purchased a parcel of land at Sunset Gower Studios that was previously encumbered by a ground lease for a total purchase price of $22.2 million.

7. Represents leasehold improvements capitalized in connection with the Company's leasehold interests in 27 sound stages.

The aggregate gross cost of property included above for federal income tax purposes approximated $8.4 billion, unaudited as of December 31, 2022.

The following table reconciles the historical cost of total real estate held for investment and accumulated depreciation from January 1, 2020 to December 31, 2022:

	Year Ended December 31,		
	2022	2021	2020
Total investment in real estate, beginning of year	$ 8,361,477	$ 8,215,017	$ 7,269,128
Additions during period:			
Asset acquisitions	101,653	102,939	584,250
Business acquisitions	47,741	—	—
Improvements, capitalized costs	553,327	394,633	415,602
Total additions during period	**702,721**	**497,572**	**999,852**
Deductions during period			
Disposals (fully depreciated assets and early terminations)	(51,812)	(56,166)	(53,963)
Impairment loss	(17,636)	(2,762)	—
Cost of property sold	(171,646)	—	—
Total deductions during period	**(241,094)**	**(58,928)**	**(53,963)**
Ending balance, before reclassification to assets associated with real estate held for sale	8,823,104	8,653,661	8,215,017
Reclassification to assets associated with real estate held for sale	(106,532)	(292,184)	—
TOTAL INVESTMENT IN REAL ESTATE, END OF YEAR	**$ 8,716,572**	**$ 8,361,477**	**$ 8,215,017**
Total accumulated depreciation, beginning of year	**$ (1,283,774)**	**$ (1,102,748)**	**$ (898,279)**
Additions during period:			
Depreciation of real estate	(368,376)	(292,802)	(258,732)
Total additions during period	**(368,376)**	**(292,802)**	**(258,732)**
Deductions during period:			
Deletions	55,939	56,370	54,263
Write-offs due to sale	40,556	—	—
Total deductions during period	**96,495**	**56,370**	**54,263**
Ending balance, before reclassification to assets associated with real estate held for sale	(1,555,655)	(1,339,180)	(1,102,748)
Reclassification to assets associated with real estate held for sale	14,384	55,406	—
TOTAL ACCUMULATED DEPRECIATION, END OF YEAR	**$ (1,541,271)**	**$ (1,283,774)**	**$ (1,102,748)**

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